UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Summary

Independent Auditors’ Report	3
Audit Committee’s Report	4
Consolidated Statement of Income	5
Consolidated Statement of Comprehensive Income	6
Consolidated Statement of Financial Position	7
Consolidated Statement of Changes in Equity	8-9
Consolidated Statement of Cash Flows	10-11
Notes to the Consolidated Financial Statements
1)	General information		12	19)	Cash and balances with banks	102
2)	Significant accounting practices		12	20)	Financial assets and liabilities held for trading	103
3)	Risk Management		37	21)	Financial assets available for sale	107
	3.1	Credit risk	38	22)	Investments held to maturity	108
	3.2	Market risk	50	23)	Assets pledged as collateral	108
	3.3	Liquidity risk	62	24)	Loans and advances to banks	109
	3.4	Fair value of financial assets and liabilities	69	25)	Loans and advances to customers	109
	3.5	Capital management	76	26)	Non-current assets held for sale	110
	3.6	Insurance risk/subscription risk	82	27)	Investments in associates and joint ventures	111
4)	Estimates and judgments.		88	28)	Property and equipment	114
5)	Operating segments		90	29)	Intangible assets and goodwill	116
6)	Net interest income		94	30)	Other assets	117
7)	Net fee and commission income		95	31)	Deposits from banks	118
8)	Net gains/(losses) on financial instruments classified as held for trading		95	32)	Deposits from customers	118
9)	Net gains/(losses) on financial instruments classified as available for sale		95	33)	Funds from securities issued	118
10)	Net gains/(losses) on foreign currency transactions		95	34)	Subordinated debt	120
11)	Net income from insurance and pension plans		96	35)	Insurance technical provisions and pension plans	123
12)	Impairment of loans and advances		96	36)	Supplemental pension plans	132
13)	Personnel expenses		97	37)	Other provisions	135
14)	Other administrative expenses		97	38)	Other liabilities	138
15)	Depreciation and amortization		97	39)	Equity	139
16)	Other operating income/(expenses)		98	40)	Transactions with related parties	140
17)	Income tax and social contribution		98	41)	Off-balance sheet commitments	143
18)	Earnings per share		102	42)	New standards and amendments and interpretations of existing standards	144
				43)	Other information	145
				44)	Subsequent events	145

           2     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

INDEPENDENT AUDITORS` REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders

Banco Bradesco S.A.

Osasco – SP

We have audited the accompanying consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position as at December 31, 2014, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures presented in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A., as at December 31, 2014, and of its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Osasco, March 26, 2015

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP014428/O-6

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

Bradesco 3

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Audit Comittee’s Report

Bradesco Financial Conglomerate Audit Committee´s Report on the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS)

In addition to the Audit Committee's Report related to the consolidated financial statements of Banco Bradesco S.A. for the year ended December 31, 2014, issued on January 29, 2015, we have also analyzed the financial statements prepared in accordance with International Financial Reporting Standards.

As mentioned in the report referred to above, our analysis has taken into consideration the work carried out by independent auditors and the evaluation of internal controls maintained by the various financial areas of Bradesco financial conglomerate, mainly Internal Audit, Risk Management and Compliance areas.

Management has the responsibility of defining and implementing accounting and management information systems that produce the consolidated financial statements of Bradesco and its subsidiaries, in compliance with Brazilian and international accounting standards.

Management is also responsible for processes, policies and procedures for internal controls that ensure the safeguarding of assets, timely recognition of liabilities and risk management for Bradesco Organization transactions.

Independent Auditors are responsible for auditing the financial statements and for issuing an auditing report on their compliance with applicable accounting principles.

The responsibility of internal auditors is to assess the quality of Bradesco Organization's internal control systems and the regularity of policies and procedures determined by Management, including those used to prepare accounting and financial reports.

The Audit Committee is responsible for evaluating the quality and effectiveness of the internal and independent auditors' work, the effectiveness and adequacy of the Bradesco Organization's internal control systems, and also for analyzing financial statements in order to issue, when applicable, pertinent recommendations.

Based on the review and discussions mentioned above, the Audit Committee recommends that the Board of Directors approves the audited financial statements for the year ended December 31, 2014, prepared in accordance with International Financial Reporting Standards.

Cidade de Deus, Osasco, SP, March 26, 2015

CARLOS ALBERTO RODRIGUES GUILHERME

                                                               (Coordinator)

OSVALDO WATANABE

PAULO ROBERTO SIMÕES DA CUNHA

                                                                     (Financial Expert)

           4     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Income

	R$ thousand
	Note	Years ended December 31
		2014	2013	2012
Interest and similar income		103,893,096	90,682,625	83,031,854
Interest and similar expenses		(53,847,329)	(41,382,142)	(39,646,131)
Net interest income	6	50,045,767	49,300,483	43,385,723
Fee and commission income		16,759,980	14,535,723	12,757,131
Fee and commission expenses		(20,724)	(36,041)	(36,391)
Net fee and commission income	7	16,739,256	14,499,682	12,720,740
Net gains/(losses) on financial instruments classified as held for trading	8	(1,933,003)	(5,790,089)	2,110,112
Net gains/(losses) on financial instruments classified as available for sale	9	(991,894)	(6,100,782)	1,895,974
Net gains/(losses) on foreign currency transactions	10	(1,244,680)	(1,093,597)	(1,087,595)
Net income from insurance and pension plans	11	5,411,845	6,933,680	1,413,016
Operating income		1,242,268	(6,050,788)	4,331,507
Impairment of loans and advances	12	(10,291,386)	(9,623,870)	(11,451,383)
Personnel expenses	13	(13,667,639)	(12,354,418)	(11,559,002)
Other administrative expenses	14	(12,971,521)	(12,151,537)	(11,803,989)
Depreciation and amortization	15	(2,932,687)	(2,740,830)	(2,488,182)
Other operating income/(expenses)	16	(10,223,083)	(7,622,240)	(8,674,178)
Operating expense		(50,086,316)	(44,492,895)	(45,976,734)
Income before income taxes and equity in the earnings of associates		17,940,975	13,256,482	14,461,236
Equity in the earnings of associates and joint ventures	27	1,389,816	1,062,687	980,212
Income before income taxes		19,330,791	14,319,169	15,441,448
Income tax and social contribution	17	(3,914,313)	(1,833,031)	(4,089,754)
Net income for the year		15,416,478	12,486,138	11,351,694

Attributable to shareholders:
Controlling shareholders		15,314,943	12,395,920	11,291,570
Non-controlling interest		101,535	90,218	60,124

Basic and diluted income per share based on the weighted average number of shares attributable to shareholders (expressed in R$ per share):
– Earnings per ordinary share	18	3.48	2.81	2.56
– Earnings per preferred share	18	3.82	3.09	2.82

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco 5

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Consolidated Statement of Comprehensive Income

	R$ thousand
	Years ended December 31
	2014	2013	2012
Net income for the year	15,416,478	12,486,138	11,351,694

Items that could be reclassified to the Consolidated Statement of Income
Financial assets available for sale
Unrealized gains/(losses) on financial assets available for sale	2,018,046	(6,253,775)	5,901,508
Realized gains/(losses) on financial assets available for sale	(1,287,674)	(6,290,648)	1,778,290
Tax effect	(289,194)	5,014,296	(3,061,838)

Exchange differences on translations of foreign operations
Foreign exchange on translations of foreign operations	3,681	50,839	46,196
Tax effect	(1,473)	(20,335)	(18,479)
Total adjustments not included in the net income	443,386	(7,499,623)	4,645,677
Total comprehensive income for the year	15,859,864	4,986,515	15,997,371

Attributable to shareholders:
Controlling shareholders	15,758,329	4,896,297	15,937,247
Non-controlling interest	101,535	90,218	60,124

The Notes are an integral part of the Consolidated Financial Statements.

           6     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Financial Position

	R$ thousand
	Note	December 31
		2014	2013
Assets
Cash and balances with banks	19	65,430,300	67,450,363
Financial assets held for trading	20a	78,498,311	96,092,523
Financial assets available for sale	21	120,961,734	67,838,411
Investments held to maturity	22	25,071,031	23,069,026
Assets pledged as collateral	23	152,612,689	117,740,225
Loans and advances to banks	24	72,974,619	78,719,723
Loans and advances to customers, net of impairment	25	328,064,004	304,121,334
Non-current assets held for sale	26	1,006,461	832,546
Investments in associates and joint ventures	27	3,983,780	3,392,847
Property and equipment, net of accumulated depreciation	28	4,700,518	4,501,967
Intangible assets and goodwill, net of accumulated amortization	29	7,529,915	8,220,739
Taxes to be offset	17g	6,130,191	5,293,116
Deferred income tax assets	17c	28,388,183	25,661,079
Other assets	30	35,099,280	35,367,715
Total assets		930,451,016	838,301,614

Liabilities
Deposits from banks	31	279,940,227	243,100,373
Deposits from customers	32	210,031,505	216,218,057
Financial liabilities held for trading	20b	3,315,573	1,826,382
Funds from securities issued	33	85,030,399	57,883,068
Subordinated debt	34	35,821,666	35,885,003
Insurance technical provisions and pension plans	35	146,559,220	130,329,023
Other provisions	37	13,864,401	13,752,577
Current income tax liabilities		3,602,333	3,082,976
Deferred income tax liabilities	17c	808,178	799,824
Other liabilities	38	69,185,709	63,321,405
Total liabilities		848,159,211	766,198,688

Equity	39
Share capital		38,100,000	38,100,000
Treasury shares		(298,015)	(269,093)
Capital reserves		35,973	35,973
Profit reserves		43,765,349	34,122,503
Additional paid-in capital		70,496	70,496
Other comprehensive income		(659,501)	(1,102,887)
Retained earnings		1,153,439	927,314
Equity attributable to controlling shareholders		82,167,741	71,884,306
Non-controlling interest		124,064	218,620
Total equity		82,291,805	72,102,926
Total liabilities and equity		930,451,016	838,301,614

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco 7

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Consolidated Statement of Changes in Equity

		R$ thousand
	Share capital	Treasury shares	Capital reserves	Revenue reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non-controlling interest	Total equity
				Legal	Statutory
Balance on December 31, 2011	30,100,000	(183,109)	35,973	3,269,412	23,463,119	70,496	1,751,059	632,096	59,139,046	243,048	59,382,094
Net income	-	-	-	-	-	-	-	11,291,570	11,291,570	60,124	11,351,694
Financial assets available for sale	-	-	-	-	-	-	4,617,960	-	4,617,960	-	4,617,960
Foreign currency translation adjustment	-	-	-	-	-	-	27,717	-	27,717	-	27,717
Comprehensive income	-	-	-	-	-	-	-	-	15,937,247	60,124	15,997,371
Purchase of treasury shares	-	(14,192)	-	-	-	-	-	-	(14,192)	-	(14,192)
Decrease of non- controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	(1,499)	(1,499)
Capital transaction –Banco BERJ	-	-	-	-	(29,394)	-	-	-	(29,394)	-	(29,394)
Transfers to reserves	-	-	-	569,062	6,917,184	-	-	(7,486,246)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(3,894,998)	(3,894,998)	(92,992)	(3,987,990)
Balance on December 31, 2012	30,100,000	(197,301)	35,973	3,838,474	30,350,909	70,496	6,396,736	542,422	71,137,709	208,681	71,346,390
Net income	-	-	-	-	-	-	-	12,395,920	12,395,920	90,218	12,486,138
Financial assets available for sale (2)	-	-	-	-	-	-	(7,530,127)	-	(7,530,127)	-	(7,530,127)
Foreign currency translation adjustment	-	-	-	-	-	-	30,504	-	30,504	-	30,504
Comprehensive income	-	-	-	-	-	-	-	-	4,896,297	90,218	4,986,515
Purchase of treasury shares	-	(71,792)	-	-	-	-	-	-	(71,792)	-	(71,792)
Decrease of non- controlling hareholders’ interest	-	-	-	-	-	-	-	-	-	(10,870)	(10,870)
Premium on share subscription (3)	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	600,551	7,332,569	-	-	(7,933,120)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(4,077,908)	(4,077,908)	(69,409)	(4,147,317)
Balance on December 31, 2013	38,100,000	(269,093)	35,973	4,439,025	29,683,478	70,496	(1,102,887)	927,314	71,884,306	218,620	72,102,926

The Notes are an integral part of the Consolidated Financial Statements.

           8     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Changes in Equity (continued)

		R$ thousand
	Share capital	Treasury shares	Capital reserves	Revenue reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non- controlling interest	Total equity
				Legal	Statutory
Balance on December 31, 2013	38,100,000	(269,093)	35,973	4,439,025	29,683,478	70,496	(1,102,887)	927,314	71,884,306	218,620	72,102,926
Net income	-	-	-	-	-	-	-	15,314,943	15,314,943	101,535	15,416,478
Financial assets available for sale	-	-	-	-	-	-	441,178	-	441,178	-	441,178
Foreign currency translation adjustment	-	-	-	-	-	-	2,208	-	2,208	-	2,208
Comprehensive income	-	-	-	-	-	-	-	-	15,758,329	101,535	15,859,864
Purchase of treasury shares	-	(28,922)	-	-	-	-	-	-	(28,922)	-	(28,922)
Decrease of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	(192,292)	(192,292)
Capital transaction (4)	-	-	-	-	(391,392)	-	-	-	(391,392)	-	(391,392)
Transfers to reserves	-	-	-	754,442	9,279,796	-	-	(10,034,238)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(5,054,580)	(5,054,580)	(3,799)	(5,058,379)
Balance on December 31, 2014	38,100,000	(298,015)	35,973	5,193,467	38,571,882	70,496	(659,501)	1,153,439	82,167,741	124,064	82,291,805

(1)  In 2014, consists primarily “net” unrealized gains/losses from investment securities, classified as available for sale (Notes 21 and 23), of which the cumulative tax effects amount to R$ 438,285 thousand (December 31, 2013 - R$ 728,952 thousand);

(2)  On December 31, 2013 includes R$6,117,649 thousand (R$3,670,589 thousand, net of taxes), representing the realization of losses related to the sale and acquisition of available-for-sale securities totaling R$41,945,300 thousand, allowing that the new acquisition cost is aligned with the current fair value. Additionally, a total of R$ 19,121,109 thousand was reclassified from “Available for Sale Securities” to “Held-to-Maturity Securities,” given that the Insurance Group made the reclassification because of a the change in Management's intention. The mark-to-market accounting of these securities, totaling R$479,358 thousand, was maintained under Shareholders’ Equity and will be recognized in the income statement over the remaining term of the securities;

(3)  On March 11, 2013, the Special Shareholders’ Meeting approved an increase in Share Capital, of R$ 8,000,000 thousand, increasing it from R$ 30,100,000 thousand to R$ 38,100,000 thousand, through the issue of 382,479,458 new no-par registered, book-entry shares, of which 191,239,739 are common shares and 191,239,719 are preferred shares. These shares were distributed free of charge to shareholders as a bonus, in the proportion of one (1) new share for every ten (10) shares of the same type already held, benefiting Bradesco’s shareholders as registered on at March 25, 2013; and

(4)  In 2014, we acquired shareholdings of 6.51% of Odontoprev SA and 1.45% of Banco Bradesco BBI SA that were held by non-controlling shareholders.

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco 9

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Cash Flows

	R$ thousand
	Years ended December 31
	2014	2013	2012
Operating activities
Income before income taxes	19,330,791	14,319,169	15,441,448
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Impairment of loans and advances	10,291,386	9,623,870	11,451,383
Changes in the insurance technical provisions and pension plans	24,008,174	20,001,807	23,326,101
Net (gains)/losses from disposals of assets available for sale	(222,876)	5,698,697	(2,895,780)
Expenses with other provisions	2,324,505	1,132,596	4,246,589
Deferred selling expenses (insurance)	(312,983)	(332,056)	(128,005)
Impairment of assets	1,300,378	459,193	1,697,474
Depreciation	1,056,389	1,018,239	1,035,235
Amortization of intangible assets	1,876,298	1,722,591	1,452,947
Equity in the earnings of associates	(1,389,816)	(1,062,687)	(980,212)
Losses on disposal of non-current assets held for sale	310,141	195,605	203,885
Net losses from disposal of property and equipment	35,706	24,795	5,157
Others	16,254	12,273	(748,398)
Changes in assets and liabilities:
(Increase)/decrease in compulsory deposits with the Central Bank	4,456,083	(7,428,592)	23,202,973
(Increase)/decrease in loans and advances to banks	19,562,317	87,999,493	(53,564,414)
Increase in loans and advances to customers	(88,722,859)	(95,688,070)	(78,824,136)
Decrease in financial assets held for trading	14,689,614	7,619,533	23,176,091
Increase in other assets	(15,473,866)	(11,777,883)	(6,120,400)
Increase in deposits from banks	56,473,841	40,157,365	30,511,120
Increase in deposits from customers	6,883,751	16,961,511	7,087,016
Increase/(decrease) in financial liabilities held for trading	1,489,191	(2,223,600)	3,302,772
Decrease in insurance technical provisions and pension plans	(7,777,977)	(8,441,504)	(3,669,702)
Decrease in other provisions	(2,187,792)	(8,401,128)	(1,119,638)
Increase in other liabilities	18,571,777	13,181,535	20,716,267
Interest received	54,777,470	51,660,545	66,904,924
Interest paid	(32,704,290)	(29,518,063)	(26,852,369)
Income tax and social contribution paid	(6,446,222)	(6,192,982)	(6,220,112)
Other changes in taxes	(798,036)	(889,743)	(1,163,615)
Net cash provided by/(used in) operating activities	81,417,349	99,832,509	51,474,601

Investing activities
(Acquisitions)/disposal of subsidiaries, net of cash and cash equivalents paid/received	46,068	-	(2,552)
Acquisitions of financial assets available for sale	(48,896,316)	(97,805,696)	(163,462,843)
Proceeds from sale of financial assets available for sale	37,713,211	71,371,855	115,237,164
Acquisitions of investments held to maturity	(641,845)	-	-
Redemption of investments held to maturity	-	303,307	699,982
Disposal of non-current assets held for sale	663,789	658,039	266,123
Acquisitions of investments in associates	(6,000)	-	(97,454)
Disposal of investments in associates	-	-	918,819
Dividends received from investments in associates	804,883	767,765	510,580
Acquisition of property and equipment	(1,559,585)	(1,332,570)	(1,673,837)
Disposal of property and equipment	263,457	303,996	367,074
Acquisition of intangible assets	(1,270,280)	(2,362,977)	(2,552,000)
Dividends received	295,780	189,865	117,684
Interest received	9,143,482	4,719,738	4,920,612
Net cash provided by/(used in) investing activities	(3,443,356)	(23,186,678)	(44,750,648)

           10     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Cash Flows (continued)

	R$ thousand
	Years ended December 31
	2014	2013	2012

Financing activities
Funds from securities issued	53,526,003	43,567,205	24,448,024
Payments on securities issued	(32,577,909)	(38,524,851)	(19,956,590)
Issuance of subordinated debts	-	713,760	12,997,694
Payments on subordinated debts	(2,706,203)	(1,762,491)	(4,493,518)
Acquisition of treasury shares	(28,922)	(71,792)	(14,192)
Capital transaction	(391,392)	-	(29,394)
Decrease of non-controlling interest	(192,292)	(10,870)	(1,499)
Interest paid	(4,704,334)	(5,923,242)	(5,261,001)
Interest on equity and dividends paid	(3,925,450)	(4,362,781)	(3,839,385)
Net cash provided by/(used in) financing activities	8,999,501	(6,375,062)	3,850,139

Increase in cash and cash equivalents	86,973,494	70,270,769	10,574,092

Cash and cash equivalents
At the beginning of the year	117,697,987	47,427,218	36,853,126
At the end of the year	204,671,481	117,697,987	47,427,218

Increase in cash and cash equivalents	86,973,494	70,270,769	10,574,092

Non-cash transactions
Credit operations transferred to non-current assets	1,390,525	1,356,644	836,930
Dividends and interest on equity declared but not yet paid	3,313,760	1,504,216	2,396,306
Unrealized (gains)/losses on securities available for sale	(441,178)	7,530,127	(4,617,960)

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco 11

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

1)     General information

Banco Bradesco S.A. and subsidiaries (“Bradesco”, the “Bank”, the “Company” or the “Organization”) is a publicly-traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank complies with Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers auto, health, life, accident and property insurance and pension plans as well as capitalization bonds.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of credit operations, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, leasing and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Organization was originally listed on the São Paulo Stock Exchange (“BM&FBovespa”) and then subsequently on the New York Stock Exchange (“NYSE”).

The consolidated financial statements were approved by the Board of Directors on March 26, 2015.

2)     Significant accounting practices

These consolidated financial statements of the Organization were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The consolidated financial statements include the consolidated statement of financial position, consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows as well as the notes to the consolidated financial statements.

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position: financial assets available for sale which are measured at fair value; assets and liabilities held for trading which are measured at fair value; financial instruments at fair value through profit or loss which are measured at fair value and the liability for defined benefit obligations which is recognized as the present value of the defined benefit obligation less the net total of the plan assets, plus unrecognized actuarial gains, less unrecognized past service cost and unrecognized actuarial losses.

The Organization has classified its expenses according to their nature.

The consolidated statement of cash flows shows the changes in cash and cash equivalents during the year arising from operating, investing and financing activities. Cash and cash equivalents include highly liquid investments. Note 19 details the accounts of the consolidated statement of financial position that comprise cash and cash equivalents. The consolidated statement of cash flows is prepared using the indirect method. Accordingly, the income before taxes and the participation of non-controlling interests was adjusted by non-cash items such as provisions, depreciation, amortization and losses due to impairment of loans and advances. The interest received and paid are classified as operating cash flows.

           12     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The preparation of the consolidated financial statements requires the adoption of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to: adjustments to the provision for impairment losses of loans and advances; estimates of the fair value of financial instruments; depreciation and amortization; impairment losses in assets; the useful life of intangible assets; evaluation of the realization of tax assets; assumptions for the calculation of technical provisions for insurance; supplemental pension plans and capitalization bonds; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The accounting policies listed below were used in all the periods presented and by all the companies of the Organization.

a)      Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Activity	Country	Shareholding interest (%)
			December 31
			2014	2013
Alvorada Cartões, Crédito Financiamento e Investimento S.A.(1)	Banking	Brazil	-	100.00
Banco Alvorada S.A.	Banking	Brazil	99.99	99.99
Banco Bradesco Financiamentos S.A.	Banking	Brazil	100.00	100.00
Banco Bankpar S.A.(2)	Banking	Brazil	-	100.00
Banco Boavista Interatlântico S.A.	Banking	Brazil	100.00	100.00
Banco Bradesco Argentina S.A.	Banking	Argentina	99.99	99.99
Banco Bradesco BERJ S.A.	Banking	Brazil	100.00	100.00
Banco Bradescard S.A.	Cards	Brazil	100.00	100.00
Banco Bradesco BBI S.A. (3)	Investment Bank	Brazil	99.80	98.35
Banco Bradesco Cartões S.A.	Cards	Brazil	100.00	100.00
Bradesco Administradora de Consórcios Ltda.	Consortium Management	Brazil	100.00	100.00
Bradseg Participações S.A.	Holding	Brazil	100.00	100.00
Bradesco Auto/RE Cia. de Seguros	Insurance	Brazil	100.00	100.00
Bradesco Capitalização S.A.	Capitalization	Brazil	100.00	100.00
Odontoprev S.A. (4)(5)	Dental Health	Brazil	50.01	43.50
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	100.00	100.00
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Broker	Brazil	100.00	100.00
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Broker	Brazil	100.00	100.00
Bradesco Saúde S.A.	Insurance/Health	Brazil	100.00	100.00
Bradesco Seguros S.A.	Insurance	Brazil	100.00	100.00
Bradesco Vida e Previdência S.A.	Pension plan/Insurer	Brazil	100.00	100.00
Bradesplan Participações Ltda.	Holding	Brazil	100.00	100.00
BRAM – Bradesco Asset Management S.A. DTVM	Asset Management	Brazil	100.00	100.00
Tempo Serviços Ltda.	Service Provider	Brazil	100.00	100.00
União de Participações Ltda.	Holding	Brazil	100.00	100.00

(1)      Company merged into Banco Bradesco Berj S.A., in April 2014;

(2)      Company merged into Banco Bradesco Cartões S.A., in June 2014;

(3)      Increase in equity interest through share aquisition in December 2014;

(4)      Consolidated based on control obtained through its shareholders agreement; and

(5)      Increase in equity interest through share aquisition in January 2014.

Bradesco 13

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

i.      Subsidiaries

Subsidiaries are all of the companies over which the Organization, has control. The Organization has control over an investee if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The subsidiaries are fully consolidated from the date at which the Organization obtains control until the date when control ceases.

For acquisitions meeting the definition of a business combination, the acquisition method of accounting is used. The cost of an acquisition is measured as the fair value of the consideration, including assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the consideration given over the fair value of the Organization’s share of the identifiable net assets and non-controlling interest acquired is recorded as goodwill. Any goodwill arising from business combinations is tested for impairment at least once a year and whenever events or changes in circumstances may indicate the need for an impairment write-down. If the cost of acquisition is less than the fair value of the Organization’s share of the net assets acquired, the difference is recognized directly in the consolidated statement of income.

For acquisitions not meeting the definition of a business combination, the Organization allocates the cost between the individual identifiable assets and liabilities. The cost of acquired assets and liabilities is determined by (a) recognizing financial assets and liabilities at their fair value at the acquisition date; and (b) allocating the remaining balance of the cost of purchasing assets and assuming liabilities to individual assets and liabilities, other than financial instruments, based on their relative fair values at the acquisition date.

ii.      Associates

Companies are classified as associates if the Organization has significant influence, but not control, over the operating and financial management policy decisions. Normally significant influence is presumed when the Organization holds in excess of 20%, but no more than 50%, of the voting rights. Even if less than 20% of the voting rights are held, the Organization could still have significant influence through its participation in the management of the investee or representations on its Board of Directors, providing it has executive power; i.e. voting power.

Investments in associates are recorded in the Organization's consolidated financial statements using the equity method and are initially recognized at cost. The investments in associates include goodwill (net of any impairment losses) identified at the time of acquisition.

iii.     Joint ventures

The Organization has contractual agreements in which two or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties.  A joint venture is an arrangement in which the Organization has joint control, whereby the Organization has rights the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. Investments in joint ventures are recorded in the consolidated financial statements of the Organization using the equity method.

           14     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iv.     Transactions with and interests of non-controlling shareholders

The Organization applies a policy of treating transactions with non-controlling interests as transactions with equity owners of the Bank. For purchases of equity from non-controlling interests, the difference between any consideration paid and the share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on sales to non-controlling shareholders are also recorded in equity.

Profits or losses attributable to non-controlling interests are presented in the consolidated statements of income under this title.

v.      Balances and transactions eliminated in the consolidation

Intra-group transactions and balances (except for foreign currency transaction gains and losses) are eliminated in the consolidation process, including any unrealized profits or losses resulting from operations between the companies except when unrealized losses indicate an impairment of the asset transferred which should be recognized in the consolidated financial  statements. Consistent accounting policies as well as similar valuation methods for similar transactions, events and circumstances are used throughout the Organization for the purposes of consolidation.

b)      Foreign currency translation

                 i.          Functional and presentation currency

Items included in the financial statements of each of the Organization’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Brazilian Reais (R$), which is the Organization’s presentation currency. The domestic and foreign subsidiaries use the Real as their functional currency, with the exception of the subsidiary in Mexico, which uses the Mexican Peso as its functional currency.

                ii.          Transactions and balances

Foreign currency transactions, which are denominated or settled in a foreign currency, are translated into the functional currency using the exchange rates prevailing on the dates of the transactions.

Monetary items denominated in foreign currency are translated at the closing exchange rate as at the reporting date. Non-monetary items measured at historical cost denominated in a foreign currency are translated at the exchange rate on the date of initial recognition; non-monetary items in a foreign currency that are measured at fair value are translated using the exchange rates on the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at each period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income – “Net gains/(losses) of foreign currency transactions”.

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as available for sale, a distinction is made between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in the consolidated statement of income, and other changes in the carrying amount, except impairment, are recognized in equity.

Bradesco 15

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

               iii.          Foreign operations

The results and financial position of all foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•  Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the reporting date;

•  Income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rate prevailing on the transaction dates, in which case income and expenses are translated at the rates in effect on the dates of the transactions); and

•  All resulting exchange differences are recognized in other comprehensive income.

Exchange differences arising from the above process are reported in equity as “Foreign currency translation adjustment”.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to ‘Other comprehensive income’. If the operation is a non-wholly owned subsidiary, then the relevant proportion of the transaction difference is allocated to the non-controlling interest. When a foreign operation is partially sold or disposed, such exchange differences, which were recognized in equity, are recognized in the consolidated statement of income as part of the gain or loss on sale.

c)      Cash and cash equivalents

Cash and cash equivalents include: cash, bank deposits, unrestricted balances held with the Central Bank of Brazil and other highly liquid short–term investments, with original maturities of three months or less and  which are subject to insignificant risk of changes in fair value, used by the Organization to manage its short-term commitments. See Note 19 (b) – “Cash and cash equivalents”.

Cash and cash equivalents are held at amortized cost in the statement of financial position.

d)      Sale and repurchase agreements

Securities sold subject to repurchase agreements are presented in the consolidated financial statements in “Assets pledged as collateral”. The counterparty liability is included in “Deposits from Banks”. Securities purchased under agreements to resell are recorded in “Loans and advances to banks” or “Loans and advances to customers”, as appropriate. The difference between sale and repurchase price is treated as interest in the consolidated statement of income and recognized over the life of the agreements using the effective interest rate method.

           16     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)      Financial assets and liabilities

i.       Financial assets

The Organization classifies financial assets in the following four categories: measured at fair value through profit or loss; available for sale; held to maturity and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets upon initial recognition.

•     Measured at fair value through profit or loss

Financial assets are initially recorded at fair value with subsequent changes to the fair value  recognized immediately in profit or loss. These assets can be subdivided into two distinct classifications at the time of initial recognition: financial assets designated at fair value through profit or loss and financial assets held for trading.

-   Financial assets designated at fair value through profit or loss

The Organization does not have any financial assets designated at fair value through profit or loss.

-   Financial assets held for trading (non Derivatives)

A financial asset is classified as held for trading if it is acquired by Management for the purpose of selling it in the short term or if it is part of a portfolio of identified financial instruments that are managed together for short-term profit or position taking. Derivative financial instruments are also categorized as held for trading.

Financial assets held for trading are initially recognized in the consolidated statement of financial position at fair value and the transaction costs are recorded directly in the consolidated statement of income.

Realized and unrealized gains and losses arising from changes in fair value of non Derivatives assets are recognized directly in the consolidated statement of income under “Net gains and losses from financial instruments held for trading.” Interest income on financial assets held for trading are included in “Net interest income”. For the treatment of Derivatives assets see note 2e (iii) below.

•       Financial assets available for sale

Financial assets available-for-sale are non-derivative financial assets that are intended to be held for an undefined period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates, equity prices or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss.

Financial assets available-for-sale are initially recognized at fair value, which is the cash consideration including any transaction costs and, subsequently, are measured at fair value with gains and losses being recognized in the consolidated statement of comprehensive income, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized. If a financial asset available-for-sale is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is recognized in the consolidated statement of income.

Bradesco 17

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Interest is recognized in the consolidated statement of income using the effective interest method. Dividends on available-for-sale equity instruments are recognized in the consolidated statement of income in ‘Dividend income’ when the Organization’s right to receive payment is established. Exchange gains and losses on investments in debt securities classified as available for sale are recognized in the consolidated statement of income. See note 2e(viii)(b) for details of the treatment of impairment losses.

•       Investments held to maturity

Investments held to maturity are non-derivative financial assets with fixed or determinable payments and fixed term maturities, which the Organization has the positive intention and ability to hold to maturity, and are not designated as at fair value through profit or loss or available for sale and do not meet the definition of loans and receivables.

Investments held to maturity are recognized initially at fair value including direct and incremental costs, and are subsequently recorded at amortized cost, using the effective interest rate method.

Interest on investments held-to-maturity is included in the consolidated statement of income and reported as ‘Interest and similar income’. In the case of impairment, the impairment loss is reported as a deduction from the carrying value of the investment and is recognized in the consolidated statement of income.

•       Loans and receivables

Loans and receivables are non-derivative financial assets having fixed or determinable payments that are not quoted in an active market, that have not been designated as “available for sale” or “at fair value through profit or loss” and that the Organization has no intention of selling, either immediately or in the near term.

Loans and receivables are initially measured at their fair value plus direct transaction costs and are subsequently valued at amortized cost using the effective interest rate method.

Loans and receivables are reported in the consolidated statement of financial position as loans and advances to banks or customers. Interest on loans is included in the consolidated statement of income and is reported as “Interest and similar income”. In the case of impairment, the impairment loss is reported as a deduction in carrying amount of loans and advances, and is recognized in the consolidated statement of income as “Impairment of loans and advances”.

ii.      Financial liabilities

The Organization classifies its financial liabilities under the following categories: measured at fair value through profit and loss and amortized cost.

•       Measured at fair value through profit and loss

These financial liabilities are recorded and measured at fair value and the respective changes in fair value are immediately recognized in the income statement. These liabilities can be subdivided into two different classifications upon initial recognition: financial liabilities designated at fair value through profit and loss and financial liabilities held for trading.

           18     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

-          Financial liabilities designated at fair value through profit and loss

The Organization does not have any financial liability classified at fair value through profit and loss in income.

-          Financial liabilities held for trading

Financial liabilities held for trading recognized by the Organization are derivative financial instruments. For the treatment of Derivatives liabilities see note 2e(iii) below.

•       Financial liabilities at amortized cost

These are financial liabilities that are not classified as at fair value through profit or loss. Initially they are recognized at fair value and, subsequently, are measured at amortized cost. They include deposits from banks and customers, securities issued and subordinated debt securities, among others.

iii.     Derivative financial instruments and hedge transactions

Derivatives are initially recognized at fair value on the date the derivative’ contract is signed and are, subsequently, re-measured at their fair values with the changes recognized in the income statement under “Net gains and losses from financial instruments for trading.”

Fair values are obtained from quoted market prices in active markets (for example, for exchange-traded options), including recent market transactions, and valuation techniques (for example for swaps and foreign currency transactions), such as discounted cash-flow models and options-pricing models, as appropriate. The calculation of fair value considers the credit risk of the counterparties.

The Organization has not designated any transactions as hedges for accounting purposes.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recorded at fair value through profit or loss. These embedded derivatives are separately accounted for at fair value, with changes in fair value recognized in the consolidated statement of income.

iv.     Recognition

Initially, the Organization recognizes loans and advances, deposits, securities issued and subordinated debts and other financial assets and liabilities on the trade date, in accordance with the contractual provisions of the instrument.

v.      Derecognition

Financial assets are derecognized when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and, substantially, all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are derecognized when they have been discharged, paid, redeemed, cancelled or expired.

Bradesco 19

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

vi.     Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when, the Organization has the intention and the legal enforceable right to offset the recognized amounts on a net basis or realize the asset and settle the liability simultaneously.

vii.    Determination of fair value

The determination of the fair values for the majority of financial assets and liabilities is based on the market price or quotes of security dealers for financial instruments traded in an active market. The fair value for other instruments is determined using valuation techniques. The valuation techniques which include use of recent market transactions, discounted cash flow method, comparison with other instruments similar to those for which there are observable market prices and valuation models.

For more commonly other instruments the Organization uses widely accepted valuation models that consider observable market data in order to determine the fair value of financial instruments.

For more complex instruments, the Organization uses proprietary models that are usually developed from standard valuation models. Some of the information included in the models may not be observable in the market and is derived from market prices or rates or may be estimated on the basis of assumptions.

The value produced by a model or by a valuation technique is adjusted to reflect various factors, since the valuation techniques do not necessarily reflect all of the factors that market participants take into account during a transaction.

The valuations are adjusted to consider the risks of the models, differences between the buy and sell price, credit and liquidity risks, as well as other factors. Management believes that such valuation adjustments are necessary and appropriate for the correct evaluation of the fair value of the financial instruments recorded in the consolidated statement of financial position.

viii.   Impairment of financial assets

(a)   Financial assets recognized at amortized cost

On each reporting date, the Organization assesses whether there is objective evidence that financial assets are impaired. The financial assets are impaired and impairment losses are recognized only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Organization uses to determine that there is objective evidence of an impairment include:

•        significant financial difficulty of the issuer or obligor;

•        a breach of contract, such as a default or delinquency in interest or principal payments;

•        the granting to the borrower of a concession that the lender would not otherwise consider for economic or legal reasons relating to the borrower’s financial difficulty;

           20     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•        when it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•        the disappearance of an active market for that financial asset because of financial difficulties; or

•        observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the loss event cannot yet be identified at the level of the individual financial assets in the portfolio, including:

(i)      adverse changes in the payment status of group assessed borrowers; and

(ii)     national or local economic conditions that correlate with defaults in the assets.

The Organization takes into consideration evidence of impairment loss for both individually significant assets and groups of assets. All significant financial assets are evaluated to detect specific losses.

All significant assets for which the assessment indicates that there is no specific impairment are valued as a group to detect any impairment loss that may have occurred, although not yet identified. The financial assets which are not individually significant are valued as a group to detect any collective impairment loss (recorded at the amortized cost) based on similar risk features. Assets that are individually assessed for impairment and for which an impairment loss is recognized are not included in a collective assessment of impairment.

The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through provisions and the amount of the loss is recognized in the consolidated statement of income.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit-risk characteristics (that is, on the basis of the Organization’s rating process that considers product type, market segment, geographical location, collateral type, past-due status and other related factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit-risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to mitigate any differences between loss estimates and actual loss experience.

Bradesco 21

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Following impairment, interest income is recognized using the effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss.

When a loan is uncollectible, it is written off against the related allowance for loan impairment. Such loans are written off after all the relevant collection procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the consolidated statement of income.

(b)   Financial assets classified as available for sale

The Organization assesses, at each reporting date, whether there is objective evidence that a financial asset or group of financial assets is impaired. For debt securities the Organization adopts the assessment described in item (a) above, in order to identify an impairment event.

In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered objective evidence of impairment resulting in the recognition of an impairment loss.

If any such evidence exists for available-for- sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement.

If, in a subsequent period, the fair value increases, for debt instrument classified as available for sale, and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated statement of income. Impairment losses recognized in the consolidated statement of income on equity instruments are not reversed through the consolidated statement of income. Increases in the fair value of equity instruments after impairment are directly recognized in equity – other comprehensive income.

f)       Non-current assets held for sale

Under certain circumstances, property is repossessed following foreclosure of loans that are in default. Repossessed properties are measured at the lower of their carrying amount and fair value less the costs to sell and are included within “Non-current assets held for sale.”

g)      Property and equipment

i.    Recognition and valuation

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses (see note 2(j) below), if any.

The cost includes expenses directly attributable to the acquisition of an asset.

The cost of assets internally produced includes the cost of materials and direct labor, as well as any other costs that can be directly allocated and that are necessary for them to function. Software acquired for the operation of the related equipment is recorded as part of the equipment.

           22     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

When different parts of an item have different useful lives, and separate control is practical, they are recorded as separate items (main components) comprising the property and equipment.

Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

Gains and losses from the sale of property and equipment are determined by comparing proceeds received with the carrying amount of the asset and are recorded in the consolidated income statement under the heading “Other operating income/ (expenses).”

ii.   Subsequent costs

Expenditure on maintenance and repairs of property and equipment items is recognized as an asset when it is probable that future economic benefits associated with the items will flow to the Organization for more than one year and the cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the reporting period in which they are incurred.

iii. Depreciation

Depreciation is recognized in the consolidated statement of income using the straight-line basis and taking into consideration the estimated useful economic life of the assets. The depreciable amount is the gross-carrying amount, less the estimated residual value at the end of the useful economic life. Land is not depreciated. Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

h)      Intangible assets

Intangible assets comprise separately identifiable non-monetary items, without physical substance due to business combinations, such as goodwill and other purchase intangible assets, computer software and other such intangible assets. Intangible assets are recognized at cost. The cost of an intangible asset, acquired in a business combination, is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized over their estimated useful economic life, not exceeding 20 years. Intangible assets with an indefinite useful life are not amortized.

Generally, the identified intangible assets of the Organization have a definite useful life. At each reporting date, intangible assets are reviewed for indications of impairment or changes in estimated future economic benefits – see note 2(j) below.

i.    Goodwill

Goodwill (or bargain purchase gain) arises on the acquisition of subsidiaries, associates and joint ventures.

Goodwill reflects the excess of the cost of acquisition in relation to the Organization’s share of the fair value of net identifiable assets or liabilities of an acquired subsidiary, associate or joint venture on the date of acquisition. Goodwill originated from the acquisition of subsidiaries is recognized as “Intangible Assets”, and the goodwill from acquisition of associates and joint ventures is included in the carrying amount of the investment, (see note 2(a)(ii)). When the difference between the cost of acquisition and the Organization’s share of the fair value of net identifiable assets or liabilities is negative (bargain purchase gain), it is immediately recognized in the consolidated statement of income as a gain on the acquisition date.

Bradesco 23

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Goodwill is tested annually, as well as whenever a trigger event has been observed, for impairment (see note 2(j) below). Gains and losses realized in the sale of an entity include consideration of the carrying amount of goodwill relating to the entity sold.

ii.   Software

Software acquired by the Organization is recorded at cost, less accumulated amortization and accumulated impairment losses, if any.

Internal software-development expenses are recognized as assets when the Organization can demonstrate its intention and ability to complete the development, and use the software in order to generate future economic benefits. The capitalized costs of internally developed software include all costs directly attributable to development and are amortized over their useful lives. Internally developed software is recorded at its capitalized cost less amortization and impairment losses (see note 2(j) below).

Subsequent software expenses are capitalized only when they increase the future economic benefits incorporated in the specific asset to which it relates. All other expenses are recorded as expenses as incurred.

Amortization is recognized in the consolidated statement of income using the straight-line method over the estimated useful life of the software, beginning on the date that it becomes available for use. The estimated useful life of software is from two to five years. Useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

iii. Other intangible assets

Other intangible assets refer basically to the customer portfolio and acquisition of banking service rights. They are recorded at cost less amortization and impairment losses, if any, and are amortized over the period during which the asset is expected to contribute, directly or indirectly, to the future cash flows.

These intangible assets are reviewed annually, or whenever events or changes in circumstances occur which could indicate that the carrying amount of the assets cannot be recovered. If necessary, the write-off or impairment (see note 2(j) below) is immediately recognized in the consolidated statement of income.

i)       Leasing

The Organization has both operating and finance leases and operates as a lessee and a lessor.

Leases in which a significant part of the risks and benefits of the asset is borne by the lessor are classified as operating leases. For leases in which a significant part of the risks and benefits of the asset is borne by the lessee, the leases are classified as financial leasing.

Leases under the terms of which the Organization assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

           24     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

As a lessee, the Organization classifies its leasing operations mainly as operating leases, and the monthly payments are recognized in the financial statements using the straight-line method over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

When an operating lease is terminated before the contract expires, any payment that may be made to the lessor in the form of a penalty is recognized as an expense for the period.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for by revising the minimum lease payments over  the remaining term of the lease when the lease adjustment is confirmed.

As a lessor, the Organization has substantial finance lease contracts, both in value and total number of contracts.

i.        Finance Leases

Finance leasing assets in the consolidated statement of financial position are initially recognized in the “loans and advances” account at an amount equal to the net investment in the lease.

The initial direct costs generally incurred by the Organization are included in the initial measurement of the leasing receivable and recognized as part of the effective interest rate of the contract, decreasing the amount of income recognized over the lease term. These initial costs include amounts for commissions, legal fees and internal costs. The costs incurred in relation to the negotiation, structuring and sales of leases are excluded from the definition of initial direct costs and therefore are recognized as expenses at the beginning of the lease term.

Recognition of financial revenue reflects a constant rate of return on the net investment made by the Organization.

The estimated non-guaranteed residual values used in the calculation of the gross investment of the lessor in the lease are reviewed at least annually. If there is a decrease in the estimated non-guaranteed residual value, the income allocated over the period of the lease is also reviewed periodically and any decrease in relation to the accumulated values is immediately recognized in the consolidated statement of income.

ii.       Operating leases

The assets leased under operating leases, where the Organization acts as lessor, are recognized in the consolidated statement of financial position as property and equipment according to the nature of the item leased.

Bradesco 25

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The initial direct costs incurred by the Organization are added to the carrying amount of the leased asset and are recognized as expenses over the period of the lease and on the same basis as the income recognition.

Revenue from leasing is recognized using the straight-line method over the term of the lease, even if the payments are not made on the same basis. Costs, including depreciation and maintenance, incurred in the generation of income are recognized as expenses.

The depreciation policy for leased assets is the same as the depreciation policy used by the Organization for similar assets.

j)       Impairment of non-financial assets (except for deferred tax assets)

Assets that have an indefinite useful life such as goodwill are not subject to amortization and are tested annually at the same date to verify the existence of impairment.

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the  asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGU’s that are expected to benefit from the synergies of the combination.

The recoverable amount is the higher of an asset/CGU’s fair value less costs to sell and its value in use. When assessing the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization’s corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGU’s on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated income statement. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGU’s) and then to reduce the carrying amount of the other assets in the CGU (group of CGU’s) on a pro rata basis.

An impairment of goodwill cannot be reversed. With regard to other assets, an impairment loss recognized in previous periods is reassessed at each reporting date for any indications that the impairment has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment had been recognized.

           26     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

k)      Deposits, debt securities issued and subordinated liabilities

Deposits, debt securities issued and subordinated liabilities are the main sources of funding used by the Organization to finance its operations.

They are initially recorded at fair value plus transaction costs and are subsequently measured at amortized cost using the effective interest method.

l)       Provisions, contingent liabilities and contingent assets

A provision is recognized when, as a result of a past event, the Organization has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provisions were established by Management whenever it considers that there is a probable loss taking into account the opinion of their legal advisors; the nature of the actions; the similarity to previous suits; the complexity and the positioning of the Courts.

Contingent liabilities are:

(a) a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or

(b) a present obligation that arises from past events but is not recognized because:

(i) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or

(ii) the amount of the obligation cannot be measured with sufficient reliability.

Contingent assets are recorded only when there are real guarantees or favorable and non-appealable court decisions, and when the gain is considered to be virtually certain. Contingent assets for which the expectation is the outcome will be favorable are only disclosed in the financial statements, when material.

m)     Classification of insurance contracts and investments

An insurance contract is a contract in which the Organization accepts a significant insurance risk from the policy holder by agreeing to compensate the policyholder if a specific, uncertain, future event adversely affects the policy holder. Reinsurance contracts are also treated as insurance contracts because they transfer significant insurance risk. Contracts in the Insurance segment classified as investment contracts are related to our capitalization bonds, which do not transfer significant insurance risk and are accounted for as financial instruments in accordance with IAS 39.

n)      Insurance and pension plan technical provisions

i.    Property damage

The Provision for Unearned Premiums (PPNG) is calculated on a daily pro-rata basis using premiums net of coinsurance premiums, but including amounts ceded through reinsurance operations, and the value registered in the consolidated statement of financial position corresponds to the unexpired risk period of the insurance contracts less initial contracting costs. The portion of these reserves corresponding to the estimate for risks in effect on contracts that have been issued but are not yet fully binding is designated ‘PPNG-RVNE.

Bradesco 27

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, net of salvage and payments expected to be received.

The reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid’ (IBNP) claims less the balance of the reserve for ‘unsettled’ claims (PSL) on the calculation date. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the prior last 14 half-year periods to determine a future projection per occurrence period, and considers the estimated claims ‘incurred but not sufficient’ reported (IBNER), reflecting the changing expectation of the amount provisioned along the regulatory process.

The IBNR provision related to retrocession operations accepted is constituted on the basis of amounts informed by IRB - Brasil Resseguros S.A.

The reserve for related expenses (PDR) is recorded on a monthly basis to cover expenses related to estimated claims and benefits. It covers both costs that can be individually allocated to each claim as well as claims costs not discriminated, meaning those incurred at the portfolio level.

The Complementary Reserve for Coverage (PCC) shall be established when there is insufficiency of the technical provisions required under the legislation, as determined in the Liability Adequacy Test (see note 2(n)(vi) below). At the reporting date management did not identify the need for PCC on property damage contracts.

Other provisions correspond to the Provision for Administrative Expenses (PDA) arising on the Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations.

ii.   Life insurance, excluding life insurance with survival coverage (VGBL product)

The Provision for Unearned Premiums (PPNG) is calculated on a daily pro-rata basis using premiums net of coinsurance premiums, but including amounts ceded through reinsurance operations, and the value registered in the consolidated statement of financial position corresponds to the unexpired risk period of the insurance contracts and includes an estimate for risks in effect on contracts that have been issued but are not yet fully binding is designated ‘PPNG-RVNE’.

The Mathematical Provision for Benefits to be Granted (PMBaC) is calculated by the difference between the present value of the future benefits and the present value of the future contributions to be received for these benefits.

The Provision for Redemptions and other Amounts to be Settled (PVR) comprises amounts related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer.

The reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the prior 16 half-year periods to determine a future projection per occurrence period.

           28     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The reserve for unsettled claims (PSL) considers all claim notifications received up to the end of the reporting period. The reserve is adjusted for inflation and includes all claims in litigation.

The Complementary Reserve for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (see note 2p vi below).

The Technical Surplus Provision (PET) corresponds to the difference between the value of the expected cost and the actual cost of claims that occurred during the period for contracts of individual life insurance with rights to participate in technical surplus.

The Provision of Related Expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For products structured under a capitalization regime, the reserve covers the expected expenses related to incurred claims and also claims expected to be incurred in the future.

In Other Technical Provisions (OPT) was set up in 2013 and reversed along 2014 accordance with regulations issued by SUSEP.

iii. Health

For the health segment, the Resever for Unsettled Claims (PSL) considers all claims received up to the reporting date including judicial claims and related costs adjusted for inflation.

The mathematical reserve for unvested benefits (PMBAC) relates to the individual health care plan portfolio and accounts for the risk related to the cover of the holder’s dependents for five years following the death of the holder. It is calculated using: a 4.9% annual discount rate; the period over which holders are expected to remain in the plan up to their death; and the projected costs of the five-year-period cover in which no premiums will be received.

The reserve for vested benefits (PMBC) relating to the individual health care plan portfolio comprises obligations for the provision of health care, to dependents whose policyholders are already deceased, and is based on the present value of estimated future expenses discounted using an annual discount rate of 4.9%.

The unearned premium or contribution reserve (PPCNG) is calculated on the currently effective contracts on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage.

The reserve for claims ‘incurred but not reported’ (IBNR) is calculated on an actuarial basis to quantify the number of claims that have occurred but have not been paid to policyholders/beneficiaries. The methodology uses the historical behavior observed in the last 12 months to project future payments for claims related to events that took place prior to the calculation date. The IBNR reserve is calculated by deducting the total reserves for unsettled claims (PSL) from this projected value.

The other provisions for the individual health portfolio are constituted to cover differences between the expected present value of claims and related future costs and the expected present value of future premiums considering a discount rate of 4.9% per year.

Bradesco 29

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Provisions for IBNR, PMBAC, PMBC and Other Provisions, listed above, are calculated using methodologies and assumptions established  in the actuarial technical notes approved by the National Health Agency - ANS.

iv. Operations with DPVAT Insurance

Revenue from DPVAT premiums and the related technical reserves are recorded gross, based on reports received from Seguradora Lider S.A. which acts as the “lead insurer” of the Consortium of Insurance DPVAT S.A. in proportion to the percentage of Bradesco’s stake in the consortium. It is the function of the lead insurer to collect the premiums, coordinate policy issuance, settle claims and manage the administrative costs within the consortium. As defined in the regulations of the consortium, 50% of the monthly net income is distributed to the consortium’s members in the following month. The remaining 50% of the monthly income is retained by the lead insurer over the year and transferred to the members of the consortium at the start of the following year.

On January 1, 2014 the subsidiary Bradesco Vida e Previdência withdrew from the Consortium of Insurance DPVAT.

v.   Open pension plans and life insurance with survival coverage (VGBL product)

The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using net premiums and is comprised of the portion corresponding to the remaining period of coverage and includes an estimate for risks covered but not yet issued (RVNE).

The mathematical reserve for unvested benefits (PMBaC) is recorded for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations assumed in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes.

For long term life insurance and pension plans (VGBL and PGBL) and defined contribution plans, the PMBaC represents the total amount of contributions received from participants, net of charges and other contractual fees, plus the financial return generated through the investment of these amounts in units of specially constituted investment funds (FIEs).

The Provision for Redemptions and other Amounts to be Settled (PVR) comprises amounts related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer.

The mathematical reserve for vested benefits (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits.

The Complementary Reserve for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (see note 2 p vi below).

The Provision of Related Expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future.

           30     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Provision for Financial Surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds the minimum returns due to policyholders of pension plans that have a profit share clause.

The Provision for Events Incurred but Not Reported (IBNR) is established based on losses that occurred but were not reported, based on run-off triangles, which considers the historical development of losses over the past 96 months to establish a future projection per period of occurrence.

The reserve for unsettled claims (PSL) considers all claim notifications received up to the end of the reporting period. The reserve is adjusted for inflation.

In Other Technical Provisions (OPT) was set up in 2013 and reversed along 2014 accordance with regulations issued by SUSEP.

Financial charges on technical provisions, as well as the constitution and/or reversal of the provision of financial excess, are classified as financial expenses and are shown in the line “Net interest income”.

vi.     Liability Adequacy Test (LAT)

The Organization conducted the liability adequacy test for all the contracts that meet the definition of an insurance contract according to IFRS 4 and which are in force on the date of execution of the test. This test is conducted every six months and the liability of insurance contracts, gross of reinsurance, is calculated as the sum of the carrying amount, deducting the deferred acquisition costs and the related intangibles. This is compared to the expected cash flows arising from the obligations under commercialized contracts and certificates.

The test considerers projections of claims and benefits that have occurred and are to occur, administrative expenses, allocable expenses related to the claims, intrinsic options and financial surpluses, and other income and expense directly related to the insurance contracts.

LAT is calculated using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders and improvement of G Scale and using a risk free forward interest rate structures which was approved by SUSEP to discount the future cash flows. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

The test was segmented between life and pension and property insurance, and liabilities related to DPVAT insurance were not included in the test.

•     Life and pension products

For private pension products and Life Insurance with Coverage for Survival, testing was conducted per risk type, which includes (among other things): guaranteed return, pre-defined mortality tables, death, disability and other risks.

The cash flows related to future premiums not recorded in the PPNG were only included in the projections when the result of the LAT without these values was negative.

The result of the liability adequacy test was fully recognized at the reporting date.

Bradesco 31

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•     Property Coverage

The expected present value of cash flows relating to claims incurred - primarily claims costs and salvage recoveries - was compared to the technical provisions for claims incurred - PSL and IBNR.

The expected present value of cash flows relating to claims to be incurred on the policies in force, plus any administrative expenses and other expenses and income relating to products in run-off, was compared to the sum of the related technical provisions - PPNG and PPNG-RVNE.

The result of the liability adequacy test did not present insufficiency and, consequently, no additional PCC provisions were recorded.

o)      Reinsurance contracts

Reinsurance contracts are used in the normal course of operations with the purpose of limiting potential losses, by spreading risks. Liabilities relating to contracts that have been reinsured are presented gross of their respective recoveries, which are booked as assets since the existience of the reinsurance contract does not nullify the Organization’s obligations with the insured parties.

As required by the regulators, reinsurance companies with headquarters abroad must have a minimum rating from a risk classification agency to reinsure risks all other reinsurance operations must be with national reinsurers If there are indications that the amounts recorded will not be realized by its carrying amount, these assets will be adjusted for impairment.

p)      Deferred acquisition costs

These comprise deferred acquisition costs including commissions and brokers’ fees related to the sale of insurance policies. Deferred commissions are recognized in the consolidated statement of income over the life of the respective policies and pension plan contracts and deferred expenses with insurance agency operations relating to the sale of health plans are appropriated over a twenty-four month period.

The deferred acquisition costs relating to exclusivity contracts with retailers for the sale of extended warranty insurance is allocated to income over the term of the respective agreement, in proportion to earned premiums.

q)   Financial guarantees

     Financial guarantees are contracts that require the Organization to make specific payments under the guarantee for a loss incurred when a specific debtor fails to make a payment when due in accordance with the terms of the debt instrument.

     Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given. Subsequent to initial recognition, the Organization’s obligations under such guarantees are measured as the higher of the initial amount, less the accumulated amortization, and the best estimate of the amount required to settle the guarantee if management deems such expenditure to be probable. These estimates are determined based on experience of similar transactions and history of past losses, supplemented by the judgment of Management. The fee income earned is recognized on a straight-line basis over the life of the guarantee. Any increase in the liability relating to guarantees is reported in the consolidated statement of income within “Other operating income/ (expenses)”.

           32     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

r)       Employee benefits

i.    Defined contribution plan

Bradesco and its subsidiaries sponsor pension plans for their employees and Management of the “Free Benefit Generator Plan (PGBL)” type. The PGBL is a pension plan with defined contributions which allows financial resources to be accumulated throughout the professional career of the participants based on contributions paid by them and the sponsoring company, the funds of which are invested in an Exclusive Mutual Fund (FIE). The actuarial obligations of PGBL are fully covered by the corresponding FIE. The PGBL is managed by the subsidiaries Bradesco Vida e Previdência S.A..

The PGBL Supplementary Pension Plan was reformulated in October 2014, with contributions from employees and directors of Bradesco and its subsidiaries equal to at least 4% of their salaries. Contributions from Bradesco and its subsidiaries increased from 4% to 5% of salary, plus the percentage destined for death and disability coverages. The contributions concerning participants who in 2001 chose to migrate from the benefit plan defined for PGBL were maintained at the same levels of the previous benefit plan.

Contribution obligations for defined contribution pension plans are recognized as expenses in profit or loss as incurred. Once the contributions are paid, Bradesco, in the capacity of employer, has no obligation to make any additional payment.

In addition to the PGBL described above, the participants who migrated from the defined benefit plan are assured a proportional deferred benefit. For retired and pensioned employees, regardless of whether they are participants in the migrated defined benefit plan or not, the present value of the actuarial obligations of the plan is invested in FIEs.

ii.   Defined benefit plans

The Organization’s net obligation, in relation to the defined benefit plans, refers exclusively to institutions acquired and the plans are calculated separately for each plan, estimating the future benefit that the employees have earned in return for their service during the current and prior periods. The benefit is discounted to determine its present value and any unrecognized past service costs and fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on “AA” credit rated bonds, which have maturity dates approximating the terms of the Organization’s obligations. The calculation is made by an actuary, using the projected unit credit method.

When the benefits of a plan are improved, the portion of increased benefit related to past service by employee is recognized in the consolidated income statement using the straight-line method over the average period until the benefits become vest. To the extent that the benefits have already vested, the expense is recognized in the consolidated statement of income.

iii. Termination benefits

Severance benefits are required to be paid when the employment relationship is terminated by the Organization before the employee’s normal date of retirement or whenever the employee accepts voluntary redundancy in return for such benefits.

Bradesco 33

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Benefits which are payable twelve months or more after the reporting date are discounted to their present value.

iv. Short-term benefits

Benefits such as wages, salaries, social security contributions, paid annual leave and paid sick leave, profit sharing and bonuses (if payable within twelve months of the reporting date) and non-monetary benefits such as health care, etc. are recorded as expenses in the consolidated statement of income, without any discount to present value, if the Organization has a present legal or constructive obligation to pay the amount as a result of past service provided  by the employee and the obligation can be reliably estimated.

s)      Capitalization bonds

The liability for capitalization bonds is registered in the line ‘Other liabilities’.Financial liabilities and revenues from capitalization bonds are accrued at the time bonds are issued.

Bonds are issued according to the types of payments, monthly or single payment. Each bond bears a nominal value and the deposit portion of each payment is remunerated at the referential rate (TR) plus 0.5% per month, which is used to determine the liability.

Capitalization bond beneficiaries are eligible for a prize draw. At the end of a certain period that is determined at the time the capitalization bond is issued, a beneficiary may redeem the nominal value paid plus the referential rate (TR), even  if they have not won in the draw.  These products are regulated by the insurance regulator in Brazil; however, they do not meet the definition of an insurance contract in accordance with IFRS 4 and, therefore, are classified as financial liabilities in accordance with IAS 39.

Unclaimed amounts from “capitalization plans” are derecognized when the obligation legally expires, in accordance with IAS 39 as it relates to the derecognition of a financial liability.

Expenses for placement of “capitalization plans”, are recognized as they are incurred.

t)       Interest

Interest income and expenses are recognized on an accrual basis in the consolidated statement of income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments and receipts throughout the expected life of the financial asset or liability (or, when appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective rate, the Organization estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all commissions, transaction costs, discounts or bonuses which are an integral part of such rate. Transaction costs are incremental costs directly attributable to the acquisition, issuance or disposal of a financial asset or liability.

u)      Fees and commissions

Fees and commission income and expense which are part of and are directly allocable to the effective interest rate on a financial asset or liability are included in the calculation of the effective interest rate.

Other fee and commission income, including account service fees, asset management fees, credit card annual charges, and collection and consortium fees are recognized as the related services are rendered. When a loan commitment is not expected to result in the drawdown of a loan, the related commitment fees are recognized on a straight-line basis over the commitment period. Other fees and commissions expense relate mainly to transaction as the services are received.

           34     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

v)      Net insurance income

Income and expense are recognized on an accrual basis.

Insurance and coinsurance premiums, net of premiums transferred through coinsurance and reinsurance and related commissions, are recognized as income upon issuance of the respective policies / certificates / endorsements and invoices, or at the beginning of the risk period for cases in which the cover begins before issue date, and accounted for on a straight-line basis, over the duration of the policies, through the upfront recognition and subsequent reversal of the provision for unearned premiums and the deferred acquisition costs (deferred acquisition costs).

The health insurance premiums are recorded at the start of the risk period, net of the portion of premiums corresponding to the period of unexpired risk.

Income from premiums and the acquisition costs related to risks already assumed whose respective policies have not yet been issued are recognized in the consolidated statement of income at the start of the risk coverage period on an estimated basis.

Revenues and expenses related to DPVAT insurance operations are recorded on the basis of information received from the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted co-insurance contracts and retrocession operations are recorded on the basis of information received from the lead co-insurer and IRB - Brasil Resseguros S.A., respectively.

Reinsurance transactions are recorded based on the premium and claims information provided to the reinsures which is subject to their review. Assigned reinsurance premiums are deferred in a manner consistent with the related insurance premium and/or reinsurance agreement.

Acquisition costs are deferred and recognized in proportion to the recognition of earned premium.

The receipts from insurance agency operations are deferred and recognized in income linearly, for a period of  24 months in health insurance operations and by 12 months in the other operations.

Contributions to pension plans and life insurance premiums with survivor coverage are recognized in income upon their effective receipt.

w)     Income tax and social contribution expenses

Income tax is calculated at the rate of 15%, plus a surcharge of 10% and the social contribution tax at the rate of 15% for banks, insurance companies and similar institutions and 9% for non-financial subsidiaries, after making certain adjustments required by tax legislation.

Tax expense comprises current and deferred tax. Current and deferred tax are recorded in the consolidated statement of income except when the result of a transaction is recognized directly in equity, in which case the related tax effect is also recorded in equity or in other comprehensive income.

Current tax expenses are the expected amounts payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax payable also includes any tax liability arising from the declaration of dividends.

Bradesco 35

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amount used for taxation purposes. Deferred tax is not recognized for:

•               temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•               temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and

•               taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

In determining the amount of current and deferred tax the Organization takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The organization believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of various factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve judgments about future events. New information may become available that causes the Organization to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities against current tax assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Additional taxes that arise from the distribution of dividends by the Bank are recognized at the same time as the liability to pay the related dividend is recognized.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

x)       Segment reporting

Information for operating segments is consistent with the internal reports provided to the management’s decision-making process. The Organization operates mainly in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, leasing, international bank operations, investment banking and private banking. The Organization’s banking activities are performed through its own branches located throughout the country, in branches abroad and through subsidiaries, as well as by means of our shareholding interest in other companies. The insurance segment consists of insurance operations, supplementary pension plans and capitalization plans which are undertaken through a subsidiary, Bradesco Seguros S.A., and its subsidiaries.

           36     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

y)      Equity

Preferred shares have no voting rights, but have priority over ordinary shares in reimbursement of capital, in the event of liquidation, up to the amount of the capital represented by such preferred shares, and the right to receive a minimum dividend per share that is ten percent (10%) higher than the dividend distributed per share to the holders of ordinary shares.

i.       Share issue costs

Incremental costs directly attributable to the issuance of shares are shown net of taxes in equity, thus reducing the initial share value.

ii.      Earnings per share

The Organization presents basic and diluted earnings per share data. Basic earnings per share is calculated by dividing the net income attributable to shareholders of the Organization by the weighted average number of shares outstanding during the year, excluding the average number of shares purchased by the Organization and held as treasury shares. Diluted earnings per share are the same as basic earnings per share, as there are no potentially dilutive instruments.

iii.    Dividends payable

Dividends on shares are paid and provisioned during the year. In the Meeting of Shareholders are destined at least the equivalent of 30% of the annual net income. Dividends approved and declared after the reporting date of the financial statements, are disclosed in the notes as subsequent events.

iv.    Capital transactions

Capital transactions are transactions between partners qualified as investment owners. These transactions modify the equity held by the controlling shareholder in a subsidiary. Since there is no loss of control, the difference between the amount paid and the fair value of the transaction is recognized directly in equity.

3)     Risk Management

Risk-management structure

The risk and capital management structure is made up of committees, which assist the Board of Directors and the Board of Executive Officers in their strategic decision-making process.

The Organization has a committee known as the Integrated Risk and Capital Allocation Management Committee, whose duty is to advise the Board of Directors in performing its duties in risk management, capital and control. This committee is assisted by the Capital Management Executive Committee, Internal Control and Compliance Committee and the Executive Committees for the Management of Risks relating to a) Credit, b) Market and Liquidity, c) Operational, d) Bradesco’s Insurance Group and e) Basel II Implementation, in addition to Products and Services Executive Committee and Executive Committees in the business areas, which, among other duties, suggest exposure limits for their respective risks and prepare the mitigation plans to be submitted to the Integrated Risk and Capital Allocation Management Committee and the Board of Directors.

Bradesco 37

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

It is worth highlighting the Integrated Risk Control Department (DCIR), responsible for implementing risk control and capital allocation through practices and certification of existence, effectiveness and execution of controls which assure acceptable risk levels in the Organization’s processes, independently, consistently, on a transparent and integrated manner. This Department is also responsible for complying with the Bacen rules for risk management activities.

3.1.  Credit risk

Credit risk refers to the possibility of losses associated with the borrower’s or counterparty’s failure to comply with their financial obligations under the terms agreed, as well as the fall in value of loan agreements resulting from deterioration in the borrower’s risk rating, the reduction in gains or remunerations, benefits granted to borrowers in renegotiations, recovery costs and other costs related to the counterparty’s noncompliance with the financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations in order to preserve the integrity and autonomy of the processes.

The Organization controls the exposure to credit risk which comprises mainly credit operations, securities and derivatives. There is also the credit risk in financial obligations relating to commitments on loan or financial guarantees.

With the objective of not compromising the quality of the portfolio, all aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

The Organization continuously maps all the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers, as well as their measurement and mitigation plans.

Counterparty’s Credit Risk

The counterparty credit risk to which the Organization is exposed includes the possibility of losses due to the non-compliance by counterparties with their obligations relating to the settlement of financial asset trades, including the settlement of derivative financial instruments. Counterparty credit risk also includes the risk related to a downgrade in the counterparty’s credit standing.

The Organization maintains control over the net position (that is, the difference between purchase and sale agreements) and potential future exposures from operations where there is counterparty risk. Each counterparty’s exposure to risk is treated in the same way and is part of general credit limits granted by the Organization’s  to its customers. Usually, guarantees associated with this type of operation include margin deposits, which are made by the counterparty with the Organization or with other trustees, whose counterparty’s risks are also appropriately evaluated.

Credit Concession

Under the responsibility of the Credit Department, lending procedures are based on the Organization's credit policy emphasizing  the security, quality and liquidity of the lending. The process is guided by the Organization’s risk-management governance and complies with the rules of the Central Bank of Brazil.

           38     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In the continual pursuit for profitability in the business, the Organization uses methodologies designed specifically for each segment in which it operates, which guide the lending processes and the determination of operational limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data and behaviors) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to the Organization’s operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to grant a loan depends on its size, the total exposure to the Organization, the guarantees offered, the level of restriction and their credit risk score/rating. Business proposals with risks beyond these limits are subject to technical analysis and approval of by the Credit Department.

In its turn, the Executive Credit Committee was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, and assessed by the Credit Department. According to the size of the operations/limits proposed, this Committee, may then submit the proposal for approval by the Board of Directors.

Loan proposals pass through an automated system with parameters set to provide important information for the analysis, granting and subsequent monitoring of loans, thereby minimizing the risks inherent in the operations.

The Organization uses proprietary Credit and Behavior Scoring systems to aid decision making in the concession of loans to the Retail segment, which are designed to provide greater speed and reliability, while standardizing the procedures for loan analysis and approval.

Business is diversified wide-spread and aimed at individuals and companies with a proven payment capacity and solvency, always seeking to support them with guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted.

Credit Risk Rating

The credit risk assessment methodology, in addition to providing data to establish the minimum parameters for lending and risk management, also enables the definition of special Credit Rules and Procedures according to customer characteristics and size. Thus, the methodology provides the basis not only for the correct pricing of operations, but also for defining the appropriate guarantees.

The methodology used also follows the requirements established by CMN Resolution 4,327/14 and includes an analysis of social and environmental risk in projects, to evaluate the customers’ compliance with related laws and the Equator Principles - a set of rules created in 2002 by the IFC, the financial arm of the World Bank - that establish the minimum social and environmental criteria that must be met for lending, to which the Organization is a signatory.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of the Organization’s economic groups/customers uses a seventeen-level scale, in which thirteen levels represent performing loan operations, ensuring greater compliance with the requirements of the Basel Capital Accord.

Risk ratings for economic groups (legal entities) are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are made corporately and are monitored periodically in order to preserve the quality of the credit portfolio.

Bradesco 39

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For individuals, in general, credit ratings are based on personal data variables, such as income, assets, restrictions and indebtedness, in addition to the history of their relationship with the Organization, and statistical credit evaluation models.

The risk classification adopted on the basis of the customers' capacity of honoring their commitments is shown below:

	Internal Rating	Organization classification
1	AA1	Low risk
2	AA2
3	AA3
4	A1
5	A2
6	A3
7	B1
8	B2
9	B3
10	C1
11	C2
12	C3
13	D	Medium risk
14	E	High risk
15	F
16	G
17	H

Credit-Risk Management Process

The credit risk management process is conducted in a corporation-wide manner. This process involves several areas with specific duties, ensuring an efficient structure. Credit risk measurement and control are conducted in a centralized and independent manner.

The credit risk monitoring area actively participates in improving the customer risk rating models, following up large risks by periodically monitoring major delinquencies and the provisioning levels for expected and unexpected losses.

This area continuously reviews the internal processes, including the roles and responsibilities and IT training and requirements, as well as conducts periodical reviews of risk evaluation processes to incorporate new practices and methodologies.

Control and Monitoring

The Organization’s credit risk is controlled and monitored by the credit risk area of the Integrated Risk Control Department.

The department advises the Executive Credit Risk Management Committee, in which methodologies for credit risk measurement are discussed and formalized. Significant issues discussed in this committee are reported to the Integrated Risk Management and Capital Allocation Committee, which is subordinate to the Board of Directors.

           40     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In conjunction with the Executive Credit Risk Management Committee, the area of the Integrated Risk Control Department holds monthly meetings with all product and segment executives and officers, with a view to inform them about the evolution of the loan portfolio, delinquency, adequacy of allowance for loan losses, loan recoveries, gross and net losses, portfolio limits and concentrations among others. This information is also reported to the Audit Committee on a monthly basis.

The area also monitors any internal or external event that may cause a significant impact on the Organization’s credit risk, such as spin-offs, bankruptcies and crop failures, in addition to monitoring economic activity in the sectors to which the company has significant risk exposures.

Both the governance process and existing limits are sanctioned by the Integrated Risk Management and Capital Allocation Committee, which are submitted for the approval of the Board of Directors, and are revised at least once a year.

Internal Report

Credit risk is monitored on a daily basis in order to maintain the risk levels within the limits established by the Organization. Managerial reports on risk control are provided to all levels of business, from branches to Senior Management.

With the objective of highlighting the risk situations that could result in the customers' inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers.

The Organization also has an electronic corporate system of credit risk indicators to provide the lending and loan recovery areas, business areas, regional managers and branches with information on assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others. This electronic system provides both a macro-level and detailed view of the information, and also enables a specific loan operation to be viewed.

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

Bradesco 41

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments.

	R$ thousand
	December 31
	2014	2013
Cash and balances with banks	65,430,300	67,450,363
Derivative financial instruments	4,421,457	2,509,028
Loans and advances to banks	73,018,884	78,719,723
Loans and advances to customers	349,196,681	323,979,568
Other financial assets (1)	366,893,064	296,348,759
Total items recorded in the balance sheet	858,960,386	769,007,441
Total items not recorded in the balance sheet (Note 41)	254,889,412	226,127,235
Total risk exposure	1,113,849,798	995,134,676

(1)    Includes Investments held to maturity recognized as amortized cost in the amount of R$ 25,071,031 thousand (2013 – R$ 23,069,026 thousand).

The Organization's maximum credit risk exposure was R$ 1,113,849,798 thousand in 2014, which was an increase of 11.9% from December 2013.

Of this exposure, R$ 65,430,300 thousand, or 5.9% is related to cash and bank deposits composed mainly of funds deposited with the Central Bank of Brazil that are assessed to have low credit risk.

The “Other financial assets” item totaling R$ 366,893,064 thousand (32.9% of the total exposure), have a low credit risks as it primarily consists of Brazilian government bonds which, are recorded at their market value.

In 2014, items not recorded in the consolidated statement of financial position (recorded in off-balance sheet accounts) amounted to R$ 254,889,412 thousand (2013 - R$ 226,127,235 thousand), reaching a level of 22.9% (2013 – 22.7%) of total exposure.

The following provides a detailed analysis of other exposures subject to credit risk totaling R$ 426,637,022 thousand, representing 38.3% of the total exposure, including derivatives of R$ 4,421,457 thousand, loans and advances to banks of R$ 73,018,884 thousand and loans and advances to clients of R$ 349,196,681 thousand.

Derivative Financial Instruments

	R$ thousand
	December 31
	2014	2013
Traded in the stock exchange	81,180	154,541
OTC contract	4,340,277	2,354,487
Total	4,421,457	2,509,028

In relation to derivatives, 98.2% of the total, refers to over-the-counter contracts, most of them involving counterparties assessed to have "low credit risk" by the Organization's internal procedures.

           42     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Loans and advances to banks

We present below the portfolio of loans and advances to banks as rated internally by the Organization:

	R$ thousand
	December 31
	2014	2013
Low risk	72,968,103	78,632,199
Medium risk	50,781	87,524
High risk	-	-
Total	73,018,884	78,719,723

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

Of total loans and advances to credit institutions, 99.9% are not rated as past-due or impaired. In addition, the portfolio has no debt-rescheduling history.

Loans and advances to customers

The loans and advances to customers are classified as:

•        Neither past due nor impaired.

•        Past due but not impaired.

•        Impaired, including loans and advances classified as impaired and loans and advances that are analyzed individually for loss classified as impaired.

The Organization’s loans and advances to customers are classified as “impaired” when they fall in at least one of the following situations: (a) are delinquent more than 90 days, except for housing loan operations secured by residential property (overdue more than 180 days); (b) have incurred a loss; (c) have been renegotiated provided they are within the internal criteria of relevance (materiality and representation); (d) have been reclassified as a higher risk level; and/or (e) have been subject to bankruptcy events (declared bankruptcy, or application, or grant, or approval by judicial or extrajudicial authority).

	R$ thousand
	December 31
	2014	2013
Neither past due nor impaired (i)	311,423,678	287,052,062
Past due but not impaired (ii)	6,932,215	7,128,874
Impaired (iii)	30,840,788	29,798,632
Total loans and advances to customers	349,196,681	323,979,568
Impairment of loans and advances	(21,132,677)	(19,858,234)
Net amount	328,064,004	304,121,334

The portfolio of loans and advances to customers grew by 7.8% from 2014 to 2013.

Bradesco 43

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(i)        Loans and advances to customers neither past due nor impaired

	R$ thousand
	December 31
	2014	2013
Low risk	305,446,990	281,792,245
Medium risk	4,246,414	3,641,159
High risk	1,730,274	1,618,658
Total	311,423,678	287,052,062

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

The loans and advances to customers assessed to be neither past due nor impaired totaled R$ 311,423,678 thousand in 2014.

Of the total transactions, 98.1% were classified as low risk.

(ii)      Loans and advances to customers past due but not impaired

We present below the analysis by number of days past due of the contracts for loans and advances which were not classified as being impaired in the collective analysis and those which are not impaired based on the individual analysis.

For the purpose of this analysis, an asset is considered past due and included in the following table when payment is late or is not received strictly in accordance with the contractual terms. The amount included in this category comprises the total financial asset, i.e. not only the overdue installment amount but the full contractual amount plus accrued interest.

The loans and advances to customers which are not individually material, such as, for example, which have not been classified as impaired are presented in this category.

The individually material loans and advances may be presented in this category when, based on the individual analysis, it is not necessary to record an individual impairment loss and, accordingly, the asset is then subject to a collective loss analysis.

	R$ thousand
	December 31
	2014	2013
Past due up to 60 days	5,824,269	6,103,197
Overdue between 61 and 90 days	1,043,598	963,952
Overdue for more than 90 days	64,348	61,725
Total	6,932,215	7,128,874

The above table shows loans and advances, which despite being overdue, do not provide indications of possible impairment. This amount represented 2.0% of the portfolio in 2014 (December 2013 – 2.2%).

           44     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(iii)     Loans and advances to customers impaired

	R$ thousand
	December 31
	2014	2013
Portfolio not yet due	13,310,390	13,846,057
Past due up to 60 days	3,814,291	3,289,750
Overdue between 61 and 90 days	1,487,221	1,409,151
Overdue for more than 90 days	12,228,886	11,253,674
Total	30,840,788	29,798,632

Loans and advances to customers impaired reached R$ 30,840,788 thousand and accounted for 8.8% of the total portfolio in 2014 (December 2013 - 9.2%).

By category

The following table presents the loans and advances impaired by category:

	R$ thousand
	December 31
	2014	2013
Credit card	4,709,358	4,162,214
Working capital	4,661,167	4,568,669
Personal credit	4,283,065	4,284,798
Vehicles – CDC (Direct consumer credit)	2,816,045	3,260,646
Onlending BNDES/Finame	1,293,028	1,104,328
Housing loans	1,375,115	1,068,800
Financing and export	832,621	1,402,790
Rural loans	746,489	545,747
Overdraft for individuals	702,665	591,717
Leasing	436,399	660,355
Overdraft for corporates	324,370	291,569
Others	8,660,466	7,856,999
Total	30,840,788	29,798,632

Renegotiated loans and advances

The total balance of “Loans and advances to customers impaired” includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client’s creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client’s actual payment capacity.

Bradesco 45

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousand
	December 31
	2014	2013
Renegotiated loans and advances at the beginning of the year	10,190,180	9,643,915
Additional renegotiated amounts, including interest	10,482,519	9,866,515
Payments received	(5,864,616)	(5,557,924)
Write-offs	(4,032,462)	(3,762,326)
Renegotiated loans and advances at the end of the year	10,775,621	10,190,180
Impairment of loans and advances	(7,239,474)	(6,826,663)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	3,536,147	3,363,517

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	67.2%	67.0%
Total renegotiated loans and advances as a percentage of the total loan portfolio	3.1%	3.1%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	1.1%	1.1%

At the time a loan is modified, Management considers the new loan's conditions and renegotiated maturity and it is no longer considered past due.  From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the customer’s capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in off-balance sheet accounts, as well as any gains from renegotiations, are recognized only when received.

Concentration of credit risk in loans and advances

	R$ thousand
	December 31
	2014	2013
Largest borrower	2.0%	0.7%
Ten largest borrowers	6.9%	5.3%
Twenty largest borrowers	10.0%	8.2%
Fifty largest borrowers	14.2%	12.9%
Hundred largest borrowers	17.8%	16.6%

All ranges presented increase in concentration in December 2014 compared to December 2013.

           46     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterpart operates.

	R$ thousand
	December 31
	2014	2013
Public sector	6,849,002	2,188,831
Federal	6,828,851	2,148,497
State	20,151	40,334
Private sector	342,347,679	321,790,737
Individuals	141,219,983	128,635,645
Industry	56,651,087	58,245,854
Commerce	43,024,256	45,979,578
Services	97,987,989	84,554,012
Agribusiness	3,464,364	4,375,648
Total portfolio	349,196,681	323,979,568
Impairment of loans and advances	(21,132,677)	(19,858,234)
Total of net loans and advances to customers	328,064,004	304,121,334

The portfolio's breakdown by sector of economic activity showed increase in most of the sectors that comprise it, highlighting the increased participation of “Public sector”, “Individuals” and “Services”.

Measurement of Credit Risk

Periodically, the Organization evaluates the existence of objective evidence of loss in the loans and advances portfolio, taking into account its historical experience of impairment losses and employing other methodologies to consider the customer' quality as well as the nature of the transaction including its guarantees for estimating the expected cash flows.

Initially, clients are classified as individually significant and individually non-significant. Following that initial classification, clients are evaluated on the basis of the existence of evidence of one or more objective loss events. As sometimes it may not be possible to identify a specific event that has caused a loss in the recoverable amount, the combined effects of several events are evaluated. In addition, loss events may be specific, that is, refer to only a particular client, such as payment defaults, renegotiation or bankruptcy event, or be collective and affect a group of assets as a result, for example, interest or exchange rate variations or a reduction in the activity level of one or more economic sectors.

For individually significant clients with specific objective evidences of impairment, the impairment loss is estimated by individual analysis, taking into account the future cash flows expected from each client, including the realization of guarantees associated with operations.

For individually non-significant clients with specific objective evidence of impairment, the, impairment loss is estimated using proprietary historic loss experience models which are based on observable information on the calculation date.

Clients showing no specific objective evidence of impairment losses, both individually significant and individually non-significant clients, are evaluated collectively using the Organization’s internal models based on collective parameters of loss identified and macroeconomic parameters of economic activity and default.

Bradesco 47

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For collective evaluation, Probability of Default and Loss Given Default models, as well as the Loss Identification Period factor, are used.

Probability of Default (PD): determines the probability of default perceived by the Organization with respect to the customer, according to its internal evaluation model. This risk parameter is determined differently for each segment: retail models are quantitative, while wholesale models are both quantitative and qualitative (subjective).

Loss Given Default (LGD): refers to the percentage effectively lost after recovery efforts given the default of the contract, which is expressed as a percentage of exposure.

Loss Identification Period (LIP): interim period between the occurrence of the loss event in groups of collectively evaluated financial assets, significant and non significant, and its identification by the institution as being impaired.

Write-offs

Credits are written off in the consolidated statement of financial position against impairment of loans and advances when they are considered uncollectible or a permanent loss. Credit operations are normally written off when they are overdue for 180 to 360 days. Credit operations with remaining maturities of at least 36 months are written off when they are overdue for 360 to 540 days.

Credit Risk Mitigation

Potential credit losses are mitigated by the use of a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its market value, the guarantors’ counterparty risk and the legal safety of the agreements. The main types of collaterals include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft, machinery and equipment; receivables such as those arising from invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees and letters of credit.

Credit derivatives are bilateral agreements where one of the counterparties buys hedge against credit risk of a specific financial instrument and its risk is transferred to the selling counterparty. Usually, the latter receives a linear remuneration during the transaction’s effectiveness.

In the event of default, the counterparty who purchased the hedge will be paid, the purpose of which is to compensate for the impairment losses on the underlying financial instrument. In this case, the selling counterparty receives the underlying asset in exchange for the referred payment.

On December 31, 2014, the Organization had credit default swaps (CDS) with the following characteristics: (i) the amount of risk transferred under credit swaps whose underlying assets are “Brazilian government securities” is R$ (1,326,900) thousand; and (ii) the risk received from credit swaps whose underlying assets are “derivative with companies” is R$ 13,281 thousand, amounting to a total net credit risk value of R$ (1,313,619) thousand, with an effect on the calculation of required shareholders’ equity of R$ (71,519) thousand. We had no CDS contracts in 2013.

           48     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Organization carries out operations involving credit derivatives to better manage its risk exposure and its assets. The contracts related to credit derivatives transactions described above are due in 2019. The mark-to-market of the protection rates that remunerates the counterparty that accepted the risk totaled R$ (4,434) thousand. There were no credit events, as defined in the agreements, during the year.

Offsetting of financial assets and liabilities

According to IFRS 7, the Bank must also present the amounts related to financial instruments subject to master netting agreements or similar agreements, which do not meet some or all of offsetting criteria from IAS 32. Similar agreements include the Global Derivative Agreements (CGD / ISDA) and the Global Master Repurchase Agreements (GMRA).

Part of the derivative financial instruments transacted by the Bank in environments that are not stock exchange, are executed through contracts CGD and ISDA (International Swaps and Derivatives  agreement), in Brazil and abroad.

The table below shows the offsetting of financial assets and liabilities:

	R$ thousand
	2014
	Net amount of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position	Net amount
Securities purchased under agreements to resell	136,738,812	12,765	136,726,047
Derivatives	4,584,612	345,370	4,239,242

	R$ thousand
	2014
	Net amount of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position	Net amount
Securities sold under repurchase agreements	219,359,890	12,765	219,347,125
Derivatives	3,315,573	345,370	2,970,203

Bradesco 49

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	2013
	Net amount of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position	Net amount
Securities purchased under agreements to resell	67,750,725	63,765	67,686,960
Derivatives	2,509,028	221,875	2,287,153

	R$ thousand
	2013
	Net amount of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position	Net amount
Securities sold under repurchase agreements	185,055,358	63,754	184,991,604
Derivatives	1,826,382	221,875	1,604,507

3.2.  Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and interest rates of the Organization’s financial assets and liabilities as its asset and liability transactions may have mismatched maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Organization’s exposure to market risk profile is in line with the guidelines established by the governance process, with limits independently monitored.

All transactions that expose the Organization to market risk are mapped, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

The risk management process relies on the participation of all levels of the Organization, from the business areas to the Board of Directors.

In compliance with the best Corporate Governance practices, to preserve and strengthen the management of market risk in the Organization, as well as to meet the requirements of Resolution nº 3.464/07, of the National Monetary Council (CMN), the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annuallly by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market and liquidity risks.

In addition to the policy, the Organization has specific rules to regulate the market risk management process, as follows:

•       Classification of Operations;

•       Reclassification of Operations;

•       Trading of Public or Private Securities;

           50     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Use of Derivatives; and

•       Hedging.

Market Risk Management Process

The market risk management process is a corporation wide process; it involves various areas, each with specific duties in the process, thereby ensuring an efficient structure. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Organization uses its internal market risk models to calculate regulatory capital requirements since January 2013. This process, approved by the Board of Directors, is also revised at least once a year by the Committees and the Board itself.

Determination of Limits

Proposed market-risk limits are validated by specific Committees and submitted for approval by the Integrated Risk Management and Capital Allocation Committee, and then for approval by the Board of Directors. Based on the business’ characteristics, they are segregated into the following Portfolios:

Trading Portfolio: it comprises all operations involving financial instruments, held-for-trading, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those destined for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The Trading Portfolio is monitored with the following limits:

•       Value at Risk (VaR);

•       Stress;

•       Income; and

•       Financial Exposure / Concentration.

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Organization’s other businesses and their respective hedges.

The Banking Portfolio is monitored with the Interest rate risk limit.

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, VaR, Economic Value Equity (EVE) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure. Using several methodologies to measure and evaluate risks is of great importance, because they can complement each other and their combination allows for analysis of different scenarios and situations.

Trading and Regulatory Portfolio

Trading Portfolio risks are controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of economic shocks and events that are financially unfavorable to the Organization’s positions. The analysis uses stress scenarios prepared by the Market Risk area and the Organization’s economists based on historical and prospective data for the risk factors in the portfolio.

Bradesco 51

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus foreign currency and commodities exposures from the Banking Portfolio) and includes Gama and Vega risks of transactions carried out with options.

For calculation of volatilities and correlations is adopted a minimum window of 252 days.

The VaR models generally do not capture all the effects of risk factors on the value of positions and portfolios and may underestimate or overestimate potential losses. Thus, we highlight the following limitations on the Delta-Normal VaR model:

•        The premise of normality of the distribution of risk factors of returns can lead to an underestimation of losses, it is not always possible to observe this condition in financial series;

•        Not suitable for modeling risk portfolios that have representative positions in non-linear instruments, for example: options;

•        The use of historical data to calculate volatilities and correlations may not be efficient in estimating future events.

For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio are determined on a credit risk basis, as per Central Bank of Brazil resolution, ie, are not included in the market risk calculation.

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is based on the EVE methodology, which measures the economic impact on the positions, according to scenarios prepared by the Organization’s economists, which are intended to determine positive and negative changes likely to occur in interest-rate curves applicable to investments and borrowings.

The EVE methodology consists of repricing the portfolio exposed to interest rate risk, taking into account the scenarios of increases or decreases of rates, by calculating the impact on present value and total term of assets and liabilities. The economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected for a period of 1 year. The difference between the values obtained for the portfolio will be EVE, that is, the interest-rate risk applicable to the Banking Portfolio.

To measure the Banking Portfolio interest rate risk, the early loan settlement premise is not used as this situation does not represent the total volume of operations. For demand and savings deposits with undetermined maturity, their historical behaviors and the possibility of maintaining them are studied. Thus, after all the deductions from demand and savings deposits, for example, the compulsory reserve held at Bacen, the remaining balance (free funds) is considered in accordance with the maturity flows of fixed-rate lending operations of the Financial Conglomerate.

Financial Instrument Pricing

To adopt the best market prices related to the assessment of financial instruments’ market value, the Market and Liquidity Risk Management Executive Committee (CEGRIMEL) established the Mark-to-Market Commission (CMM), which is responsible for approving or submitting mark-to-market models to GEGRIMEL. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the Commission and for the submission the matters to the CEGRIMEL for reporting or approval, whichever is the case.

           52     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Whenever possible, the Bank adopts prices and quotes from the Securities, Commodities and Futures Exchange and the Secondary Markets. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are used to price the instruments. These models are subject to the CMM approval procedure and are submitted to the Organization’s validation and assessment processes.

Mark-to-market criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate.

The financial instruments to be included in the Trading Portfolio must be approved by the Treasury and Asset and Liability Management Executive Committee or the Product and Service Executive Committee and their pricing criteria must be defined by the CMM.

The following principles for the mark-to-market process are adopted by the Organization:

•          Commitment: the Organization is committed to ensuring that the prices used reflect the market value of the operations. Should information not be found, Bradesco uses its best efforts to estimate the market value of the financial instruments;

•          Frequency: the formalized mark-to-market criteria are applied on a daily basis;

•          Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the mark-to-market criteria;

•          Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Organization; and

•          Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation areas and by Regulatory Agencies.

In December 2014, the CMN Resolution 4,389 was published by Bacen which amended the CMN Resolution 4,277/13. These resolutions, to be complied with by June 30, 2015, establish the minimum procedures regarding the market value pricing of financial instruments and the application of prudential adjustments to these instruments. By following the procedures outlined above, Bradesco is already aligned with the guidelines in these resolutions guidelines, and any prudential adjustments will be booked, whenever necessary.

Independent Risk Model Validation

Bradesco uses models to manage and measure risks and capital, which are developed based on statistical, economic, financial and mathematical theories or expert knowledge, which support and facilitate the structuring of critical issues and enable standardization and fast decision-making.

The independent validation process identifies, mitigates and controls the model risk. Model risk arises from the potential for adverse consequences resulting from decisions based on incorrect or obsolete models. The independent validation process checks whether the models adequately attend their defined objectives, and whether the results obtained are appropriate to be used for the purpose they were created. Validation is carried out through the application of a strict series of tests that addresses the appropriateness of processes, governance and the development of the models and their assumptions. The results are reported to the managers, Internal Audit, and the Internal Control, Compliance and Integrated Risk and Capital Allocation Management Committees.

In order to achieve its objective, the area carries out activities that allow the development and constant improvement of the tests included in the test program. The test programs are specific for each type of model and are classified into six dimensions, grouped into qualitative and quantitative types:

Bradesco 53

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Qualitative

- Scope of the Model: scope of application of the model that includes the objective of each type of risk, the companies exposed to this type of risk exposure, books, products, segments, channels, etc.;

- Applicability of the Model: includes the definition and reasonability of the use of the model’s factors and the flow and timeliness of information in the decision-making process; and

- Technological Environment and Data Consistency: structure of systems and controls involved in the model calculations and the overall process in which the model is inserted. It also includes data consistency, which takes into consideration the effectiveness of version and access controls, backup procedures, traceability, changes in parameters, data quality, system contingency and automated controls.

•       Quantitative

- Measurement System: risk measurement procedure that includes the definition, application and internal validation of the method, including methodology, assumptions, parameters, calculation routine, input data and results;

- Stress Test: measurement procedure to quantify the variations in the amounts estimated by the model in extreme, historical and plausible, prospective scenarios of the variables affecting it; and

- Backtesting: statistic procedure used to assess the model by comparing the amounts estimated by the model and the amounts observed within a previously defined period. It includes methodological, formalization and utilization aspects for model improvement.

The responsibility for executing the independent validation process, that includes the analysis and the assessment of models, belongs to the Independent Model Validation Area (AVIM). AVIM’s validation process uses structures that are already implemented and embedded in the Organization to avoid overlapping tasks.

Control and Follow-Up

Market risk is controlled and monitored by an independent area, the Integrated Risk Control Department, which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, positions are discussed once a week by the Executive Treasury and Asset and Liability Management Committee, which evaluates results and risks and discusses strategies. Both the governance process and existing limits are ratified by the Integrated Risk and Capital Allocation Management Committee and submitted to approval of the Board of Directors, which are revised at least once a year.

Internal Communication

The market risk department provides daily managerial control reports on the positions to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

           54     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Reports are complemented by an alert system, which determines the addressees of risk reports according to the usage percentage of the limits, therefore, the higher the risk limit consumption, the greater the number of Senior Management members that receive the reports.

Hedging and Use of Derivatives

In order to standardize the use of financial instruments as hedges of operations and the use of derivatives by the Treasury Department, the Organization created specific rules that were approved by the competent Committees.

The hedge operations executed by the Treasury Department must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the Treasury books, and must use assets and derivatives authorized to be traded in each of their books. The objective of the hedge must be to:

•       control and alter the books to ensure compliance with the current risk and exposure limits;

•       alter, modify or revert positions due to changes in the market and to operational strategies; or

•       reduce or mitigate exposures to operations in inactive markets, in conditions of stress or of low liquidity.

Standardized and “Continuous Use” Derivatives

The Treasury Department may use standardized (traded on an exchange) and “continuous use” (traded over-the-counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as “continuous use” are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, CDS – Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as “continuous use” or structured operations cannot be traded without the authorization of the applicable Committee.

Evolution of Exposures

In this section we present the evolution of financial exposure, the VaR calculated using the internal  model and its backtesting and the Stress Analysis.

Financial Exposure – Trading Portfolio

	R$ thousand
Risk Factors	December 31
	2014		2013
	Assets	Liabilities	Assets	Liabilities
Fixed rate	45,180,176	84,966,113	156,803,699	202,995,592
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	10,132,364	3,943,431	10,792,336	8,031,461
Forex Coupon	7,558,990	5,179,851	16,646,887	18,029,444
Foreign Currency	19,449,097	20,028,084	17,726,601	18,899,620
Equities	296,396	1,022	198,852	130
Sovereign / Eurobonds and Treasuries	12,055,852	9,473,734	8,847,031	4,298,277
Other	606,845	53,738	1,293,999	139,364
Total at the end of the year	95,279,720	123,645,973	212,309,405	252,393,888

Bradesco 55

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

VaR Internal Model –Trading Portfolio

In line with the characteristics of the trading portfolio and our other publications, we now present the VaR using a horizon of 1 day, which is the basis for the calculation of regulatory capital requirements and is used in the process of market risk management in which, as a way to improve our analysis and controls, it is adjusted for the liquidity risk of the positions. VaR with a horizon of 1 day is also used to assess the adherence of the adopted model (backtesting), which influences the regulatory capital required. Moreover, because of the tax consequences that a possible negative outcome might bring, the amounts presented are net of tax effects.

The 1-day VaR net of tax effects in 2014 was slightly less than the end of 2013, showing no large variation in the period, however, the average VaR in 2014 was considerably lower than in the year 2013.

Risk Factors	R$ thousand
	December 31
	2014	2013
Fixed rate	20,368	18,626
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	10,495	15,158
Forex Coupon	6,048	4,999
Foreign Currency	8,640	10,387
Equities	3,737	475
Sovereign / Eurobonds and Treasuries	5,526	6,310
Others	1,995	1,055
Correlation / Diversification Effect	(20,260)	(16,068)
VaR at the end of the year	36,549	40,942

Average VaR in the year	36,356	102,676
Minimum VaR in the year	16,090	16,116
Maximum VaR in the year	56,896	264,305

 Note: 1-day VaR and net of tax effects.

           56     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

VaR Internal Model – Regulatory Portfolio

Since January 2013 Bradesco uses its internal market risk models, which had already been in use by the Organization’s management, to assess regulatory capital requirements1 for all risk factors and all companies of the Organization. This capital is calculated based on the Regulatory Portfolio, which comprises the Trading Portfolio and the Foreign Exchange Exposure and the Commodities Exposure of the Banking Portfolio, through the use of the normal delta VaR model (complemented by the Gama and Vega risks of options operations). It is worth noting that risk value is extrapolated to the regulatory horizon2 (at least ten days) by the ‘square root of time’ method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

	R$ mil
Risk Factors	December 31
	2014		2013
	VaR	Stressed	VaR	Stressed
Interest rate	96,136	211,451	110,043	235,648
Exchange rate	60,771	102,805	57,508	139,680
Commodity price (Commodities)	2,103	3,836	1,600	3,715
Equities	15,821	16,706	4,406	5,629
Correlation / Diversification Effect	(40,471)	(53,131)	(26,312)	(49,235)
VaR at the end of the year	134,360	281,667	147,245	335,437

Average VaR in the year	142,015	271,875	340,648	653,795
Minimum VaR in the year	55,350	146,052	61,605	143,623
Maximum VaR in the year	201,431	346,826	835,434	1,404,577

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Brazilian Central Bank Circular Letters 3,646/13 and 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and the multiplier.

VaR Internal Model – Backtesting

The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exception accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Organization, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor.

The methodology applied and current statistical models are continuously assessed using backtesting techniques, which compare the VaR, with one-day maintenance period, and the hypothetical result obtained from these same positions as well as and with the actual result  which also considers the changes in positions during the day for which VaR was estimated.

The hypothetical daily result of the last 250 business days exceeded VaR with a 99% confidence level on five occassions, while the effective result exceeded VaR on six occassions, i.e. within the limits defined in the statistic tests applied to the model, confirming its consistency.

1 According to Brazilian Central Bank Circular Letters 3,646 and 3,674, capital requirement accounts for the maximum between 90% of Brazilian Central Bank’s standard model and the internal model used by the Bank, during the first year of adoption of the market risk internal model, as of the date the Bank was authorized to adopt it, and the maximum between 80% of Brazilian Central Bank’s standard model and the internal model used by the Bank, as of the second year of adoption of the internal model;

2 The maximum amount between the book’s holding period and ten days, which is the minimum regulatory horizon required by Brazilian Central Bank, is adopted; and

Bradesco 57

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The exceptions were mainly due to the significant increase in uncertainties, as the fall in commodity prices, the crisis in Russia, uncertainty about the pace of recovery in the global economy and fluctuations in exchange rates and increasing inflation in the local market as mentioned above in the “Market Risk Analysis” section. According to the document published by the Basel Committee on Banking Supervision3, exceptions are classified as being due to “either bad luck or the markets did not behave as expected by the model”, i.e. volatility was significantly higher than expected and, in certain situations, the correlations differed from those forecast by the model.

The graphs below show the Regulatory Book 1-day VaR and the hypothetical and effective results obtained on a daily basis.

Graph I – VaR vs. Hypothetical Result

Note: points located below the line represent exceptions of the VaR statistical model used.

3 Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements (January 1996).

           58     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Graph II – VaR vs. Effective results

Note: points located below the line represent exceptions of the VaR statistical model used.

Stress Analysis – Trading Portfolio

The Organization also assesses on a daily basis, the possible impacts on positions in stress scenarios for the next 20 business days, with limits established in the governance process. Thus, considering the effect of -/diversification between the risk factors and the tax effects, the average of the possible loss estimates in a stress situation was R$ 384,415 thousand in 2014 (2013 – R$ 713,611 thousand), and the maximum estimated loss during the year was R$ 542,079 thousand (2013 – R$ 1,436,759 thousand).

	R$ thousand
	December 31
	2014	2013
At the end of the year	437,960	479,183
Average in the year	384,415	713,611
Minimum in the year	162,252	144,869
Maximum in the year	542,079	1,436,759

Note: Values net of tax effects.

Sensitivity Analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule no 475/08.

Note that the impact on the financial exposures held in the Banking Portfolio (notably interest rates and price indexes) does not necessarily represent a potential accounting loss for the Organization because a portion of loans held in the Banking Portfolio are financed by demand and/or savings deposits, which are “natural hedges” for future variations in interest rates, moreover, interest rate variations in this book do not have a material impact on the Institution’s result, as Loans are held to maturity. In addition, due to our strong presence in the insurance and pension plan market, Bradesco holds a large volume of assets on which price adjustments would also impact the linked technical reserves.

Bradesco 59

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading and Banking Portfolio

		R$ thousand
		Trading & Banking Portfolios (1)
		December 31, 2014			December 31, 2013
			Scenario			Scenario
Risk Factors	Definition	1	2	3	1	2	3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(6,653)	(2,026,998)	(3,924,153)	(7,177)	(1,942,202)	(3,739,065)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(9,382)	(1,370,926)	(2,568,347)	(14,665)	(2,100,989)	(3,876,937)
Forex Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(526)	(57,069)	(106,625)	(371)	(49,769)	(91,023)
Foreign Currency	Exposures subject to the FX variation	(7,430)	(142,382)	(272,480)	(11,161)	(253,210)	(482,709)
Equities	Exposures subject to the variation of share prices	(17,898)	(447,446)	(894,892)	(22,002)	(550,045)	(1,100,090)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(898)	(40,715)	(79,422)	(764)	(50,300)	(96,883)
Others	Exposures that do not match the previous definitions	(1,100)	(28,795)	(57,591)	(397)	(9,939)	(19,877)
Total without correlation		(43,887)	(4,114,331)	(7,903,510)	(56,537)	(4,956,454)	(9,406,584)
Total with correlation		(32,947)	(3,412,335)	(6,546,331)	(39,608)	(4,078,197)	(7,698,477)

(1)      Values net of taxes.

           60     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Below we present the sensitivity analysis of the Trading Portfolio, which contains the exposures that could have a material impact on the Organization’s results, . Note that results show the impact for each scenario on a static portfolio position. However, the market is highly dynamic which results in continuous changes in these positions. Moreover, as previously mentioned, the Organization has an on-going process of market risk management, which constantly seeks to adjust positions to mitigate related risks according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in a certain position. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

Sensitivity Analysis – Trading Portfolio

		R$ thousand
		Trading Portfolio (1)
		December 31, 2014			December 31, 2013
		Scenario			Scenario
Risk Factors	Definition	1	2	3	1	2	3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(1,171)	(366,067)	(712,658)	(1,161)	(314,600)	(610,764)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(569)	(80,643)	(157,231)	(714)	(101,267)	(196,397)
Forex Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(435)	(47,993)	(89,385)	(378)	(51,033)	(93,293)
Foreign Currency	Exposures subject to the FX variation	(3,418)	(85,185)	(170,367)	(6,050)	(148,787)	(297,318)
Equities	Exposures subject to the variation of share prices	(651)	(16,264)	(32,529)	(920)	(23,008)	(46,016)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(574)	(29,250)	(56,730)	(590)	(43,582)	(83,593)
Others	Exposures that do not match the previous definitions	(1,121)	(27,687)	(55,374)	(20)	(505)	(1,010)
Total without correlation		(7,939)	(653,089)	(1,274,274)	(9,833)	(682,782)	(1,328,391)
Total with correlation		(5,250)	(434,142)	(843,678)	(7,434)	(509,080)	(991,248)

(1)    Values net of taxes.

Bradesco 61

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1:   Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example: for a Real/US dollar exchange rate of R$ 2.65 a scenario of R$ 2.67 was used, while for a 1-year fixed interest rate of 12.96%, a 12.97% scenario was applied;

Scenario 2:   25% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 2.65 a scenario of R$ 3.31 was used, while for a 1-year fixed interest rate of 12.96%, a 16.20% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3:  50% stresses were determined based on market information. For example: for a Real/US dollar quote of R$ 2.65 a scenario of R$ 3.97 was used, while for a 1-year fixed interest rate of 12.96%, a 19.44% scenario was applied; The scenarios for other risk factors also account for 50% stresses in the respective curves or prices.

3.3.  Liquidity risk

The Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution not being able to trade a position at market price due to its high amount when compared to the usually traded volume or due to some market discontinuation.

The understanding and monitoring of this risk are crucial to enable the Organization to settle operations in a timely manner.

Management Process for Liquidity Risk

The management of liquidity risk is a group-wide process. This process involves several areas with specific responsibilities that guarantee an efficient structure. The measurement and control of liquidity risk are conducted in a centralized and independent manner, including the daily monitoring of available funds, the compliance with the minimum liquidity level and the contingency plan for stress situations.

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to set out the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations. The policy and controls established fully comply with CMN Resolution 4,090/12.

As part of the criteria and procedures approved, the Organization defines the minimum daily liquidity reserve and the types of assets eligible to be included in the available resources. It also establishes the instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case.

Control and Monitoring

The liquidity risk management process is conducted by the Treasury Department based on the positions provided by the back-office area, which is responsible for providing the necessary information to the management and for monitoring the compliance with the limits established. The Integrated Risk Control Department is responsible for the methodology for measuring the minimum liquidity reserve, controlling the limits established according to currency and type of company (including non-financial firms), reviewing the policies, rules, criteria and procedures, and conducting studies for new recommendations.

           62     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The liquidity risk is monitored at the Treasury and Asset and Liability Management Executive Committee, which monitors the mismatches in maturities and currencies. The monitoring is also conducted by the Market and Liquidity Risk Management Executive Committee, the Integrated Risk and Capital Allocation Management Committee and the Board of Directors.

Internal Communication

In the process of liquidity risk management, reports are distributed daily to the areas involved in management and control, as well as to Management. This process includes the use of several analysis instruments to monitor liquidity, such as:

•      Daily distribution of liquidity control instruments;

•      Automatic intra-day update of the liquidity reports for appropriate management by the Treasury Department;

•      Preparation of reports with past behavior and future simulations based on scenarios;

•      Daily verification of compliance with minimum liquidity levels; and

•      Weekly reports to the Board of Executive Officers, showing the behavior and expectations related to the liquidity situation.

The liquidity risk management process also has an alert system that selects the appropriate reporting level according to the percentage of the established limit utilized. Thus, the higher the risk limit consumption, the higher the number of Senior Management members who receive the reports.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

	R$ thousand
	December 31, 2014
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	156,597,215	12,476,450	61,952,803	63,523,273	6,008,538	300,558,279
Deposits from customers	139,924,613	11,547,029	14,673,694	55,221,182	268,807	221,635,325
Funds from securities issued	3,627,093	7,153,234	38,964,220	53,581,427	3,097,228	106,423,202
Subordinated debt	330,835	40,805	2,882,799	37,186,527	12,149,375	52,590,341
Total liabilities	300,479,756	31,217,518	118,473,516	209,512,409	21,523,948	681,207,147

Bradesco 63

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2013
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	126,484,700	16,071,600	67,084,045	51,749,438	5,474,725	266,864,508
Deposits from customers	133,576,023	11,644,757	20,734,318	64,257,703	211,237	230,424,038
Funds from securities issued	3,419,212	3,375,505	15,908,345	49,563,696	2,638,377	74,905,135
Subordinated debt	303,556	133,711	2,869,486	35,786,674	18,733,249	57,826,676
Total liabilities	263,783,491	31,225,573	106,596,194	201,357,511	27,057,588	630,020,357

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The previous table shows the undiscounted contractual cash flows of the to financial liabilities of the Organization. The cash flows that the Organization estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.

The gross cash outflows presented in the previous table refer to the undiscounted contractual cash flow related to the financial liability.

In the Organization, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Organization are settled at net value, and include:

•      Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and

•      Interest rate derivatives – interest rate swaps, foward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange.

           64     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

	R$ thousand
	December 31, 2014
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	383,410	115,965	447,568	1,722,738	438,477	3,108,158
Non-deliverable forwards	820,776	83,641	79,565	34,450	-	1,018,432
• Purchased	448,725	3,609	6,546	2,028	-	460,908
• Sold	372,051	80,032	73,019	32,422	-	557,524
Premiums of options	133,098	-	-	-	-	133,098
Total of derivative liabilities	1,337,284	199,606	527,133	1,757,188	438,477	4,259,688

	R$ thousand
	December 31, 2013
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	159,165	119,719	185,764	614,416	536,146	1,615,210
Non-deliverable forwards	219,827	113,222	60,343	47,631	16,675	457,698
• Purchased	81,522	6,254	13,265	170	-	101,211
• Sold	138,305	106,968	47,078	47,461	16,675	356,487
Premiums of options	91,547	4,296	106,973	19,208	-	222,024
Total of derivative liabilities	470,539	237,237	353,080	681,255	552,821	2,294,932

Bradesco 65

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	December 31, 2014
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	65,430,300	-	-	-	-	-	65,430,300
Financial assets held for trading	12,528,462	10,329,874	3,821,167	27,391,862	10,116,311	14,310,635	78,498,311
Financial assets available for sale	48,622,441	2,805,961	1,094,808	20,491,801	42,117,479	5,829,244	120,961,734
Investments held to maturity	251,847	-	-	2,957,798	21,861,386	-	25,071,031
Assets pledged as collateral	134,356,223	2,348,240	44,883	8,554,067	7,309,276	-	152,612,689
Loans and advances to banks	59,578,452	5,994,985	1,922,751	5,478,431	-	-	72,974,619
Loans and advances to customers	42,439,356	79,341,613	52,377,146	128,976,162	24,929,727	-	328,064,004
Other financial assets (1)	18,835,255	178,155	126,040	7,911,000	695,425	-	27,745,875
Total financial assets	382,042,336	100,998,828	59,386,795	201,761,121	107,029,604	20,139,879	871,358,563

Liabilities
Deposits from banks	156,090,148	51,898,510	18,295,238	48,706,320	4,950,011	-	279,940,227
Deposits from customers (2)	140,005,267	19,522,530	5,655,603	44,848,105	-	-	210,031,505
Financial liabilities held for trading	1,587,956	336,416	247,455	910,999	232,747	-	3,315,573
Funds from securities issued	3,193,907	25,211,737	18,296,364	36,970,980	1,357,411	-	85,030,399
Subordinated debt	182,774	773,767	1,905,575	23,771,494	9,188,056	-	35,821,666
Insurance technical provisions and pension plans (2)	119,595,531	2,731,627	887,115	23,344,947	-	-	146,559,220
Other financial liabilities (3)	31,269,551	5,571,072	2,479,528	404,715	-	-	39,724,866
Total financial liabilities	451,925,134	106,045,659	47,766,878	178,957,560	15,728,225	-	800,423,456

           66     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2013
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	67,450,363	-	-	-	-	-	67,450,363
Financial assets held for trading	21,415,199	6,406,961	16,508,242	30,456,366	10,325,394	10,980,361	96,092,523
Financial assets available for sale	7,992,859	948,135	1,112,736	15,854,096	36,050,088	5,880,497	67,838,411
Investments held to maturity	-	-	-	2,948,181	20,120,845	-	23,069,026
Assets pledged as collateral	37,861,027	7,734,003	2,351,252	45,168,535	24,625,408	-	117,740,225
Loans and advances to banks	61,160,937	3,904,620	7,069,189	6,584,167	810	-	78,719,723
Loans and advances to customers	41,883,929	76,082,035	48,717,678	120,270,221	17,167,471	-	304,121,334
Other financial assets (1)	19,150,717	234,140	266,351	8,365,321	401,895	-	28,418,424
Total financial assets	256,915,031	95,309,894	76,025,448	229,646,887	108,691,911	16,860,858	783,450,029

Liabilities
Deposits from banks	125,383,182	51,041,184	20,247,946	41,895,414	4,532,647	-	243,100,373
Deposits from customers (2)	133,568,855	18,130,186	12,948,037	51,365,672	205,307	-	216,218,057
Financial liabilities held for trading	478,068	429,720	191,962	482,895	243,737	-	1,826,382
Funds from securities issued	2,856,196	9,345,039	8,647,031	35,840,053	1,194,749	-	57,883,068
Subordinated debt	159,428	770	2,421,701	21,016,930	12,286,174	-	35,885,003
Insurance technical provisions and pension plans (2)	103,870,571	2,295,904	674,971	23,487,577	-	-	130,329,023
Other financial liabilities (3)	31,217,814	5,180,378	2,445,098	680,694	-	-	39,523,984
Total financial liabilities	397,534,114	86,423,181	47,576,746	174,769,235	18,462,614	-	724,765,890

(1)   Includes mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;

(2)   Demand and savings deposits and insurance technical provisions and pension plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and

(3)   Includes mainly credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance leasing and capitalization bonds.

Bradesco 67

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Company segregated by current and non-current, on the reporting date:

	R$ thousand
	December 31, 2014
	Current	Non-current	Total
Assets
Total financial assets	542,427,959	328,930,604	871,358,563
Non-current assets held for sale	1,006,461	-	1,006,461
Investments in associated companies	-	3,983,780	3,983,780
Property and equipment	-	4,700,518	4,700,518
Intangible assets and goodwill	-	7,529,915	7,529,915
Taxes to be offset	2,406,727	3,723,464	6,130,191
Deferred income tax assets	-	28,388,183	28,388,183
Other assets	4,485,318	2,868,087	7,353,405
Total non-financial assets	7,898,506	51,193,947	59,092,453
Total assets	550,326,465	380,124,551	930,451,016

Liabilities
Total financial liabilities	605,737,671	194,685,785	800,423,456
Other provisions	5,589,526	8,274,875	13,864,401
Current income tax liabilities	3,602,333	-	3,602,333
Deferred income tax liabilities	-	808,178	808,178
Other liabilities	29,080,272	380,571	29,460,843
Total non-financial liabilities	38,272,131	9,463,624	47,735,755
Total equity	-	82,291,805	82,291,805
Total liabilities and equity	644,009,802	286,441,214	930,451,016

	R$ thousand
	December 31, 2013
	Current	Non-current	Total
Assets
Total financial assets	428,250,373	355,199,656	783,450,029
Non-current assets held for sale	832,546	-	832,546
Investments in associated companies	-	3,392,847	3,392,847
Property and equipment	-	4,501,967	4,501,967
Intangible assets and goodwill	-	8,220,739	8,220,739
Taxes to be offset	922,917	4,370,199	5,293,116
Deferred income tax assets	-	25,661,079	25,661,079
Other assets	4,144,441	2,804,850	6,949,291
Total non-financial assets	5,899,904	48,951,681	54,851,585
Total assets	434,150,277	404,151,337	838,301,614

Liabilities
Total financial liabilities	531,534,041	193,231,849	724,765,890
Other provisions	1,531,647	12,220,930	13,752,577
Current income tax liabilities	3,082,976	-	3,082,976
Deferred income tax liabilities	-	799,824	799,824
Other liabilities	23,023,496	773,925	23,797,421
Total non-financial liabilities	27,638,119	13,794,679	41,432,798
Total equity	-	72,102,926	72,102,926
Total liabilities and equity	559,172,160	279,129,454	838,301,614

           68     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.4.  Fair value of financial assets and liabilities

The Organization applies IFRS 13 for financial instruments measured in the consolidated statement of financial position at fair value, which requires disclosure of fair-value measurements according to the following fair-value hierarchy of fair value measurement:

•       Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

•       Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

•       Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts.

To fair value securities which have no consistent, regulatory updated, public price source,  Bradesco uses models defined by the mark-to-market Commission and documented in the mark-to-mark manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of marked-to-market assets, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its level 3 assets and liabilities.

Bradesco 69

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

R$ thousand

	December 31, 2014
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	33,361,270	1,653,447	189	35,014,906
Corporate debt and marketable equity securities	6,140,460	-	4,192,257	10,332,717
Bank debt securities	12,021,814	-	3,883,495	15,905,309
Mutual funds	12,336,964	-	-	12,336,964
Foreign governments securities	68,397	-	-	68,397
Brazilian sovereign bonds	418,561	-	-	418,561
Financial assets held for trading	64,347,466	1,653,447	8,075,941	74,076,854
Derivative financial instruments	1,682,609	2,738,848	-	4,421,457
Derivative financial instruments (liabilities)	(133,004)	(3,182,569)	-	(3,315,573)
Derivatives	1,549,605	(443,721)	-	1,105,884
Brazilian government securities	70,075,922	-	73,115	70,149,037
Corporate debt securities	1,849,728	-	39,517,045	41,366,773
Bank debt securities	2,227,430	-	1,127,349	3,354,779
Brazilian sovereign bonds	261,901	-	-	261,901
Marketable equity securities and other stocks	5,642,776	-	186,468	5,829,244
Financial assets available for sale	80,057,757	-	40,903,977	120,961,734
Brazilian government securities	8,352,929	-	-	8,352,929
Corporate debt securities	3,661,955	-	-	3,661,955
Bank debt securities	3,858,993	-	-	3,858,993
Interbank liquidity investments	136,738,812	-	-	136,738,812
Assets pledged as collateral	152,612,689	-	-	152,612,689
Total	298,567,517	1,209,726	48,979,918	348,757,161

           70     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

R$ thousand

December 31, 2013

	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	46,847,215	-	253	46,847,468
Corporate debt and marketable equity securities	6,753,756	-	11,132,686	17,886,442
Bank debt securities	15,837,616	-	4,350,208	20,187,824
Mutual funds	8,426,678	-	-	8,426,678
Foreign governments securities	235,083	-	-	235,083
Financial assets held for trading	78,100,348	-	15,483,147	93,583,495
Derivative financial instruments	141,336	2,367,692	-	2,509,028
Derivative financial instruments (liabilities)	(187,677)	(1,638,705)	-	(1,826,382)
Derivatives	(46,341)	728,987	-	682,646
Brazilian government securities	28,897,492	-	88,193	28,985,685
Corporate debt securities	5,181,185	-	25,877,171	31,058,356
Bank debt securities	1,766,313	-	82,974	1,849,287
Brazilian sovereign bonds	64,586	-	-	64,586
Marketable equity securities and other stocks	5,643,098	-	237,399	5,880,497
Financial assets available for sale	41,552,674	-	26,285,737	67,838,411
Brazilian government securities	45,995,453	-	1,597,019	47,592,472
Corporate debt securities	1,939,437	-	-	1,939,437
Bank debt securities	453,231	-	-	453,231
Brazilian sovereign bonds	4,360	-	-	4,360
Interbank liquidity investments	67,750,725	-	-	67,750,725
Assets pledged as collateral	116,143,206	-	1,597,019	117,740,225
Total	235,749,887	728,987	43,365,903	279,844,777

Derivative Assets and Liabilities

The Organization´s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained, from BM&FBovespa (principal source) and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those that are not are classified as Level 2.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

Derivatives that are valued based on mainly unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy. Level 3 derivatives include credit default swaps relating to corporate debt securities.

Bradesco 71

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years 2014 and 2013:

	R$ thousand
	Financial assets held for trading	Net derivatives (1)	Financial assets available for sale	Assets pledged as collateral	Total
Balance on December 31, 2012	29,683,083	18,526	7,234,402	1,510,600	38,446,611
Included in the statement of income and other comprehensive income	2,547,555	-	(304)	123,646	2,670,897
Acquisitions, issuances and sales (1)	(16,673,091)	-	19,051,639	(37,227)	2,341,321
Transfer levels	(74,400)	(18,526)	-	-	(92,926)
Balance on December 31, 2013	15,483,147	-	26,285,737	1,597,019	43,365,903
Included in the statement of income and other comprehensive income	1,182,719	-	3,177,784	326,944	4,687,447
Acquisitions, issuances and sales	(8,526,685)	-	11,637,651	(262,057)	2,848,909
Transfer levels	(63,240)	-	(197,195)	(1,661,906)	(1,922,341)
Balance on December 31, 2014	8,075,941	-	40,903,977	-	48,979,918

(1)         In 2013, R$ 13,811,260 thousand assets measured at level 3 were reclassified, from the category of "trading securities" to "available for sale".

In 2014, there was a transfer of securities from Level 3 to other levels of classification, mainly for  level 2 in the amount R$ 1,922,341 thousand. The transfer refers, basically, to Brazilian government securities, which were based on the fair value obtained from internal pricing models. In 2014, the fair value of these financial instruments was calculated based on observable market data.

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities during the years 2014, 2013 and 2012:

	R$ thousand
	Year ended December 31, 2014
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Assets pledged as collateral	Total
Interest and similar income	1,169,354	-	3,719,015	244,964	5,133,333
Net trading gains/(losses) realized and unrealized	13,365	-	(541,231)	81,980	(445,886)
Total	1,182,719	-	3,177,784	326,944	4,687,447

	R$ thousand
	Year ended December 31, 2013
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Assets pledged as collateral	Total
Interest and similar income	2,499,220	-	1,067,146	264,920	3,831,286
Net trading gains/(losses) realized and unrealized	48,335	-	(1,067,450)	(141,274)	(1,160,389)
Total	2,547,555	-	(304)	123,646	2,670,897

           72     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2012
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Assets pledged as collateral	Total
Interest and similar income	2,462,474	-	782,702	(81,955)	3,163,221
Net trading gains/(losses) realized and unrealized	(62,653)	(28,828)	468,394	381,430	758,343
Total	2,399,821	(28,828)	1,251,096	299,475	3,921,564

The tables below show the gains/(losses) due to the changes in fair value, including the realized and unrealized gains and losses, recorded in the statement of income for Level 3 assets and liabilities, which were not settled during the years 2014, 2013 and 2012:

	R$ thousand
	Year ended December 31, 2014
	Financial assets held for trading	Net derivatives	Assets pledged as collateral	Total
Net gains/(losses) due to changes in fair value	(32,104)	-	79,710	47,606
Total	(32,104)	-	79,710	47,606

	R$ thousand
	Year ended December 31, 2013
	Financial assets held for trading	Net derivatives	Assets pledged as collateral	Total
Net gains/(losses) due to changes in fair value	36,768	-	(142,011)	(105,243)
Total	36,768	-	(142,011)	(105,243)

	R$ thousand
	Year ended December 31, 2012
	Financial assets held for trading	Net derivatives	Assets pledged as collateral	Total
Net gains/(losses) due to changes in fair value	29,365	(28,828)	230,884	231,421
Total	29,365	(28,828)	230,884	231,421

Sensitivity analysis for financial assets classified as Level 3

	R$ thousand
	December 31, 2014
	Impact on income (1)			Impact on shareholders’ equity (1)
	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Interest rate in BRL	(28)	(8,412)	(16,168)	(4,506)	(986,617)	(1,766,138)
Price indices	(181)	(25,777)	(48,804)	(873)	(122,229)	(228,411)
Foreign currency coupon	(11)	(703)	(1,392)	-	-	-
Foreign currency	(564)	(14,110)	(28,220)	-	-	-
Equities	-	-	-	(1,119)	(27,970)	(55,940)

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2013
	Impact on income (1)			Impact on shareholders’ equity (1)
	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Interest rate in BRL	(66)	(18,520)	(34,907)	(1,949)	(427,185)	(764,175)
Price indices	(110)	(15,890)	(29,602)	(776)	(112,631)	(209,840)
Foreign currency coupon	(18)	(1,067)	(2,112)	-	-	-
Foreign currency	(747)	(18,666)	(37,333)	-	-	-
Equities	-	-	-	(1,424)	(35,610)	(71,220)

(1)Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1:   Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example: for a Real/US dollar exchange rate of R$ 2.65 a scenario of R$ 2.67 was used, while for a 1-year fixed interest rate of 12.96%, a 12.97% scenario was applied;

Scenario 2:   25% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 2.65 a scenario of R$ 3.31 was used, while for a 1-year fixed interest rate of 12.96%, a 16.20% scenario was applied. The scenarios for other risk factors also had 25% stresses in the respective curves or prices; and

Scenario 3:  50% stresses were determined based on market information. For example: for a Real/US dollar quote of R$ 2.65 a scenario of R$ 3.97 was used, while for a 1-year fixed interest rate of 12.96%, a 19.44% scenario was applied; The scenarios for other risk factors also had 50% stresses in the respective curves or prices.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

R$ thousand

	December 31, 2014
	Fair Value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets
Held to maturity	27,141,530	-	-	27,141,530	25,071,031
Loans and receivables
• Banks (1)	-	72,974,619	-	72,974,619	72,974,619
• Customers (1)	-	-	326,701,918	326,701,918	328,064,004

Financial liabilities
Deposits from banks	-	-	279,875,143	279,875,143	279,940,227
Deposits from customers	-	-	209,623,317	209,623,317	210,031,505
Funds from securities issued	-	-	85,190,081	85,190,081	85,030,399
Subordinated debt	-	-	35,890,227	35,890,227	35,821,666

           74     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

R$ thousand

	December 31, 2013
	Fair Value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets
Held to maturity	24,545,038	-	-	24,545,038	23,069,026
Loans and receivables
• Banks (1)	-	78,719,723	-	78,719,723	78,719,723
• Customers (1)	-	-	303,332,602	303,332,602	304,121,334

Financial liabilities
Deposits from banks	-	-	243,223,362	243,223,362	243,100,373
Deposits from customers	-	-	215,869,434	215,869,434	216,218,057
Funds from securities issued	-	-	58,007,208	58,007,208	57,883,068
Subordinated debt	-	-	36,232,216	36,232,216	35,885,003

                            (1)  Amounts of loans and receivables are presented net of the provision for impairment losses.

Below we list the methodologies used to determine the fair values presented above:

Loans and receivables

Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Held to maturity

Investments held to maturity are carried at amortized cost. Fair values are estimated according to the assumptions described on Note 2 (e). See Note 22 for further details regarding the amortized cost and fair values of held-to-maturity securities.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued

The carrying values of funds from securities issued approximate the fair values of these instruments.

Bradesco 75

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Subordinated debt

Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

3.5.  Capital management

Corporate Capital Management Process

The purpose of Capital Management is to provide the conditions required to meet the Organization's strategic goals. This process is compatible with the nature of the operations, complexity of products and services, and the dimension of the Organization’s exposure to risks, taking into consideration the business environment.

The Organization manages capital involving the control and business areas in accordance with the guidelines laid down by the Board of Executive Officers and the Board of Directors. In line with the strategic guidelines, the Bank draws up a capital plan and identifies contingency measures to be taken into consideration in stress scenarios in order to ensure a suitable level of capital to deal with the risks faced by the Organization and which are sufficient to maintain the managerial limits and margins approved by the Board of Directors.

The governance of capital management and the internal capital adequacy assessment process (ICAAP) structures are composed of the Committees and has the Board of Directors as the maximum deliberative body. Within this structure, we highlight the role of the Planning, Budget and Control Department, whose mission is to provide support in the preparation and execution of the corporate strategy, manage the financial performance model and monitor the Organization’s efficiency and efficacy. It provides senior management with capital needs analysis and projections, identifying threats and opportunities that contribute to sufficiency planning, optimizing the efficient use and allocation of capital, in addition to being responsible for complying with the provisions of Bacen regarding capital management activities.

Capital Adequacy

This process is followed up daily to ensure that the Organization maintains a solid capital base to support its operations and to cover the risks incurred, either in normal situations or in extreme market conditions, besides complying with regulatory requirements.

           76     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

According to the Central Bank, financial institutions are required to permanently maintain capital and additional Common Equity Tier I compatible with the risks from their activities, represented by Risk-Weighted Asset (RWA), which is calculated taking into consideration, at least, the sum of the following portions:

Where:

RWACPAD: portion referring to exposures to credit risk;

RWAMPAD: portion referring to exposures to market risk subject to calculation of capital requirement upon standardized approach, through the addition of the following portions:

RWAJUR: portion referring to exposures subject to interest rate variation;

RWAACS: portion referring to exposures subject to share price variation;

RWACOM: portion referring to exposures subject to commodity price variation; and

RWACAM: portion referring to exposures of gold, in foreign currency and assets subject to foreign exchange variation.

RWAMINT: portion referring to market risk exposures subject to calculation of capital requirement upon internal model; and

RWAOPAD: portion referring to calculation of required capital to operational risk.

Additionally, the Organization must maintain enough capital to meet the interest rate risk from operations not included in the trading portfolio (Banking Portfolio’s interest rate risk), calculated using the EVE (Economic Value Equity) method.

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Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Reference Equity (PR)

Below is the detailed financial information to calculate the Reference Equity of the Organization. This is based on the consolidated statement of financial position as of  December 31, 2014 and 2013 prepared in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate under Brazilian Central Bank. Brazilian Central Bank monitors the capital sufficiency of the Organization using the Consolidated Financial Entities’ numbers in which all financial subsidiaries are consolidated. If the Reference Equity of the Organization was calculated according to numbers prepared under IFRS, the results could be different from those presented.

Calculation basis – Capital Adequacy Ratio	R$ thousand
	Capital Adequacy Ratio (Basel III)
	December 31
	2014	2013
	Financial (1)
Tier I capital	77,198,803	70,808,081
Common Equity tier I	77,198,803	70,808,081
Shareholders’ equity	81,508,250	70,939,802
Non-controlling interests	-	197,679
Prudential adjustments (1)	(4,309,447)	(329,400)
Tier II capital	21,405,720	24,995,582
Subordinated debt (1)	21,405,720	24,995,582
Capital (a)	98,604,523	95,803,663

- Credit risk	544,797,829	526,108,312
- Market risk	21,435,660	27,333,949
- Operational risk	30,979,716	23,334,834
Risk-weighted assets – RWA (b)	597,213,205	576,777,095

Capital adequacy ratio (a / b)	16.5%	16.6%
Tier I capital	12.9%	12.3%
Common equity	12.9%	12.3%
Tier II capital	3.6%	4.3%

(1)     Pursuant to CMN Resolution 4192/13.

           78     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Breakdown of Risk-Weighted Assets (RWA)

Below is the detailed comparison of the risk-weighted assets (RWA) of the Consolidated Financial Entities:

RWA	R$ thousand
	December 31
	2014	2013
	Financial
Credit risk	544,797,828	526,108,312
Risk Weight of 0%	-	-
Risk Weight of 2%	147,754	164,902
Risk Weight of 20%	2,024,991	2,089,759
Risk Weight of 35%	4,995,128	3,838,175
Risk Weight of 50%	8,175,758	14,188,644
Risk Weight of 75%	130,444,268	86,169,445
Risk Weight of 85%	101,542,404	103,386,347
Risk Weight of 100%	257,528,910	254,155,343
Risk Weight of 150%	-	26,308,590
Risk Weight of 250%	28,949,551	21,664,484
Risk Weight of 300%	10,745,990	13,984,068
Risk Weight of 909,09%	243,074	158,555
Market Risk (1)	21,435,661	27,333,949
Fixed-rate in Reais	6,932,576	14,551,235
Foreign Currency Coupon	6,990,281	5,055,992
Price Index Coupon	6,244,313	5,858,574
Equities	445,602	668,968
Commodities	320,739	256,629
Exposure to Gold, Foreign Currencies and Exchange(2)	5,861,064	7,234,079
Operational Risk	30,979,716	23,334,834
Corporate Finance	1,075,605	919,411
Trading and Sales	5,611,414	4,630,427
Retail	4,771,800	4,567,047
Commercial	13,215,216	7,555,971
Payment and Settlement	3,679,832	3,328,513
Financial Agent Services	1,514,018	1,250,968
Asset Management	1,031,478	989,138
Retail Brokerage	80,353	93,359
Total Risk Weighted Assets	597,213,205	576,777,095
Total Capital Requirement	65,693,452	63,445,480
Banking Portfolio's Interest Rate Risk	3,528,879	3,737,893

1-      To calculate the portion concerning Market Risk, capital requirements will be the greater between of the amount determined using the internal model and 80% of the standard model, according to Bacen Circular Letter 3646/13.

The Organization ended the year of 2014 with total Risk-Weighted Assets of R$ 597,213,205 thousand  in the Consolidated Financial Entities, an increase of R$ 20,436,110 thousand (3.5%) from 2013.

The risk-weighted assets for credit risk increased by R$ 18,689,516 thousand (3.5%), mainly due to increases in loan operation (retail), TVM, derivatives and interbank liquidity investments. This year, market risk RWA totaled R$ 21,435,661 thousand, representing a decrease of R$ 5,898,288 thousand (-21.6%) compared to December 2013, driven mainly by the fall in the fixed-rate in reais component. For the regulatory capital requirement, 80% of the standard model was used, as established by Bacen Circular Letter 3,674/13, as internal model RWA was R$ 21,104,780 thousand. With regards to operational risk, RWA amounts to R$ 30,979,716 thousand, an increase of R$ 7,644,882 thousand (32.8%) compared to December 2013. Capital requirement for interest rate risk in the Banking Portfolio was R$ 3,528,879 thousand, down R$ 209,014 thousand (-5.6%) compared to December 2013.

Bradesco 79

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Follow-up of Basel Index and Margin

The Capital Adequacy Ratio (Basel) is an international indicator defined by the Basel Committee on Bank Supervision, which recommends a minimum ratio of 8% between capital and risk-weighted assets. In Brazil, in December 2014 the current minimum required ratio was 11% for Total Capital, 5.5% for Tier I Capital and 4.5% for Common Equity Tier I, according to the regulations in effect (CMN Resolutions 4,192/13 and 4,193/13).

	R$ thousand
	December 31
	2014	2013
	Financial
Total Capital	98,604,523	95,803,662
Tier I	77,198,803	70,808,081
Common Equity Tier I	77,198,803	70,808,081
Total Capital Requirement	65,693,453	63,445,480
Margin(1) (Capital Buffer)	32,911,070	32,358,182
Capital Adequacy Ratio	16.5%	16.6%
Tier I Ratio	12.9%	12.3%
Common Equity Tier I Ratio	12.9%	12.3%

(1) Lower margin between Total Capital, Tier I Capital and Common Equity Tier I, and the respective amounts of Capital for each vision.

Capital Sufficiency

The management of capital is aligned with the strategic planning and is forward looking, anticipating any changes in the economic and commercial environment conditions in which we operate.

The Capital Management Methodology aims to ensure on a continuous basis a solid capital base to support the Organization’s development of its activities and ensure appropriate coverage for all risk exposures. An important component of this methodology is the managerial capital margin (management buffer), which is added to the minimum regulatory requirements (Total Capital, Tier I and Common Equity Tier I).

The management buffer is defined according to the leading practices and regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory models.

It is approved by the Board of Directors as part of the Organization's risk appetite. Presently, it corresponds to 27% of the minimum regulatory capital requirement (11%).

The Organization’s regulatory capital sufficiency can be seen by calculating the capital adequacy ratio which,at the end of this reporting period was 16.51%, of which 12.93% was Tier I and Common Equity Tier I. In terms of margin, the amount totaled R$ 32,911,070 thousand, which would allow for an increase of up to R$ 356,147,786 thousand in loan operations (Retail).

           80     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Capital Forecast

The capital management and Internal Capital Adequacy Assessment Process (ICAAP) area is responsible for carrying out the Organization’s capital simulations and forecasts, considering prospective variations and trends that are aligned with strategic guidelines, the business environment and the impacts arising from the regulations. The results obtained are submitted for the assessment of Senior Management, as established by the applicable governance framework.

The forecasts show a reduction of Total Capital, Tier I and Common Equity Tier I mainly due to the utilization of the phasing factors applied to prudential adjustments, regulated by Article 11 of CMN Resolution 4,192/13 and composition of Capital Tier II.

The projected capital indexes are above the minimum regulatory requirements and therefore, within appropriate confidence levels, should be sufficient to support any material risks incurred.

Simulation - Basel III

Based on Basel III rules published by Bacen in March and October 2013, which include the definition of capital and the expansion of risks in scope and are being gradually implemented through to 2019, below is a simulation based on strategic assumptions for the Financial Consolidated Entities. This takes into consideration the full compliance with the rules on the reference date of December 2014, i.e., anticipating all the impacts expected throughout the implementation schedule set out in to CMN Resolution 4,192/13. For the scope of the Consolidated Prudential, which comes into effect from January 2015, the simulations made by Organization have not presented significant impacts.

Bradesco 81

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Basel III – Impact Study

(1)    Projection based on December 2014.

3.6.  Insurance risk/subscription risk

Insurance risk is the risk  related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. A component of insurance risk is underwriting risk, which arises from an adverse economic situation not matching the Organization's expectations at the time of drafting its underwriting policy and calculating insurance premiums. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Organization's estimates.

Underwriting risk is managed by our technical areas. Underwriting and risk acceptance policies are periodically evaluated by working groups. In addition, one of the main tasks of our technical areas is to develop an internal model for calculating additional capital based on underwriting risk.

Uncertainties over estimated future claim payments

The organization must indemnify all covered events that occurred during the policy period, even if a loss is discovered after coverage ends. As a result, claims are reported over a period and a significant portion of these claims are accounted for in the provisions for incurred and but not reported claims (IBNR). The estimated cost of claims includes direct expenses to be incurred when settling them.

Asset and liability management (ALM)

The organization periodically analyzes future cash flows on assets and liabilities held in portfolio (ALM - Asset Liability Management). The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Company's future commitments to its participants and insured persons.

           82     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Risk management by product

Monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims); and (iii) asset and liability management (ALM). In addition, the LAT (Liability Adequacy Test) is performed semi-annually, in order to corroborate the adequacy of the technical provisions recorded, considering premises which reflect the reality of the in-force business.

Property insurance

Property insurance risk results from:

•      Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;

•      Unpredictable claims arising from an isolated risk;

•      Inaccurate pricing or inadequate underwriting of risks;

•      Inadequate reinsurance policies or risk transfer techniques; and

•      Insufficient or excessive technical provisions.

Generally the property insurance underwritten is of short duration.

The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The risks inherent to the main property insurance business lines are summarized as follows:

•      Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle and third-party liability insurance for vehicles; and

•      Business, home and miscellaneous insurance includes, among other things, fire risks (e.g.: fire, explosion and business interruption), natural hazards (e.g.: earthquakes, storms and floods), engineering lines (e.g.: explosion of boilers, breakdown of machinery and construction) and marine (cargo and hull) as well as liability insurance.

Property insurance risk management

The Organization monitors and evaluates risk exposure and undertakes the development, implementation and revision of guidelines related to underwriting, treatment of claims, reinsurance and constitution of technical provisions. The implementation of these guidelines and the management of these risks are supported by the technical departments of each risk area.

The Technical Departments have developed mechanisms, e.g. risk grouping by CPF, CNPJ and risky addresses, that identify, quantify and manage accumulated exposures in order to keep them within the limits defined in the internal guidelines.

Life-insurance and private-pension plans

Life-insurance and private-pension plans are long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, expenses, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

Bradesco 83

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The risks associated with life insurance and private pension plans include:

•      Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;

•      Policyholder’s behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit;

•      Group life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and

•      Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

Life-insurance and private-pension-plan risk management

•      The Organization monitors and assesses risk exposure and is responsible for developing, implementing and reviewing policies relating to underwriting, processing claims, and technical reserves for insurance purposes. Implementation of these policies and management of these risks are supported by our technical areas;

•      The technical areas have developed mechanisms, such as analysis of possible accumulation of risks based on monthly reports that identify, quantify and manage accumulated exposures to keep them within limits defined by internal policies;

•      Longevity risks are carefully monitored in relation to the most recent data and to the trends in the environments in which the Organization and its subsidiaries and associated companies operate. Management monitors exposure to this risk and the capital implications of it in order to manage the possible impacts, as well as to ensure that business has the capital that it may require. The adminstration adopts improvement assumptions in its calculation of technical provisions in order  to predict and thus be covered for possible impacts generated by the improvement in life expectancy of the insured/assisted population;

•      Mortality and morbidity risks are partially mitigated through reinsurance contracts for catastrophes;

•      Persistency risks are managed through frequent monitoring of the experience when compared to market information. Management has also defined rules on the management and monitoring of persistence and the implementation of specific initiatives to improve the renewal of policies that expire; and

•      The risk of a high level of expenses is primarily monitored through the evaluation of the profitability of the business units and the frequent monitoring of expense levels.

Health Insurance

Risks associated with health insurance:

•      Variations in cause, frequency and severity of indemnities of claims compared to expectations;

•      Unforeseen claims resulting from isolated risk;

•      Incorrect pricing or inadequate subscription of risks; and

           84     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured's behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Management of health-insurance risk

•      The Organization monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription, treatment of claims and technical insurance provisions. The implementation of these policies and management of risks are supported by the technical areas;

•      The technical areas have developed mechanisms that identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies;

•      Longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Organization operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs;

•      Persistency risk is managed through the frequent management of the Insurer’s experience in comparison with market information. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies;

•      The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels; and

•      Interest-rate risk is monitored as a part of market risk.

Results of sensitivity analysis

Life with Survival and Welfare Coverage and Individual Life Insurance

The sensitivity analysis was performed considering the same methodology used in the LAT test with variation in the assumptions listed below:

Sensitivity factor	Description of sensitivity factor applied
Interest rate	Effect of lowering the risk free forward yield curve rate
Loss events	Impact on the business of increased loss events and claims
Longevity	Impact of an improved survival estimates on annuity contracts
Conversion to income	Impact on annuity contracts of a higher rate of conversion to income

	R$ thousand
	December 31, 2014
	Interest rate	Longevity	Conversion to income
Percentage adjustment to each assumption:	-5%	+0.002%	+5percentage points
PGBL and VGBL (contributing period)	(107,787)	(30,597)	(33,164)
Tradicional plans (contributing period)	(107,819)	(41,448)	(26,122)
All plans(retirement benefit period)	(74,500)	(25,283)	-
Individual life	(8,829)	8,314	-
Total	(298,935)	(89,014)	(59,286)

The sensitivity scenarios were also applied for individual life insurance considering the variations noted above but this did not identified any additional value in addition of those already constituted that could affect shareholders’ equity and results of the year.

Bradesco 85

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Damages, life and health insurance

For damages, life and health insurance, the table below shows the impact on income and shareholders’ equity if loss events/claims were to rise 1 percentage point over the 12 months from the calculation base date.

	R$ thousand
	Gross of reinsurance		Net of reinsurance
	December 31		December 31
	2014	2013	2014	2013
Auto	(22,032)	(18,634)	(22,032)	(18,634)
RE (Elementary branch)	(8,197)	(7,840)	(6,713)	(6,676)
Life	(20,776)	(20,741)	(20,677)	(20,604)
Health	(71,896)	(58,234)	(71,896)	(58,234)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear and therefore greater or lesser impacts should not be interpolated or extrapolated from these results.

Sensitivity analyses do not take account of the fact that assets and liabilities are managed and controlled. Additionally, the Organization’s financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of sensitivity analyses include the use of hypothetical market trends to show potential risk, which only poses Managements views of possible changes affecting markets in the near future in ways that cannot be predicted with any certainty, as well as the premise that interest rates vary in the same way across the curve.

Risk concentration

Potential exposures are monitored by analyzing concentration in certain type of insurance. The table below shows risk concentration by type of insurance (except capitalization and health), based on net premiums, net of reinsurance:

Net premiums written by type of insurance, net of reinsurance	R$ thousand
	December 31
	2014	2013
Auto	4,117,048	3,068,620
Other	1,477,949	1,361,584
Tradicional plans	1,705,576	1,610,780
Life insurance	4,814,010	4,401,497
VGBL	20,044,929	18,722,928
PGBL	2,019,104	1,973,394

           86     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit risk of insurance

Credit risk consists of the possible incurrence of losses associated with non-performance, by the borrower or counterparty, of its financial obligations according to agreed terms, as well as the fall in value of any credit agreement as a result of deterioration in the risk classification of the borrower, and other losses related to any non-performance of financial obligations by the counterparty.

Reinsurance policy

Credit risk is involved in purchasing reinsurance and insurance companies must be conservative and selective when choosing their partnersReinsurers are registered with SUSEP, and classified as local, admitted or occasional. Reinsurers classified as admitted and occasional, headquartered abroad, must meet specific minimum requirements set forth in current legislation.

The Bradesco Organization’s policy for purchasing reinsurance and approval of reinsurers are the responsibility of the executive board, which, in addition to the minimum legal requirements and regulations, follows certain other parameters when choosing these partners, to minimize the credit risk inherent in these transactions, such as requiring a minimum rating of A- from S&P – Standard & Poor´s (or equivalent) and a value of shareholder equity consistent with amounts transferred. Another important aspect of managing reinsurance operations is the fact that the Organization aims to work within its contractual capacity, thereby avoiding frequent purchase of coverage and higher exposures to credit risk.

The value of premiums transferred in reinsurance is relatively small in relation to total premiums written. However, almost all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and non-proportional plans by risk and/or by event.

Currently, a significant part of the treaty reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in management's judgment, reduces our credit risk.

Managing credit risk

Credit-risk management in the Organization is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysi of operations to preserve the integrity and independence of processes.

Risk management includes monitoring exposure to credit risk of individual counterparties through their credit ratings determined by risk rating agencies such as Fitch Ratings, Standard & Poor's, and Moody's.

As noted above, credit risk is managed at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, duly assessed by the risk management structures of Organization, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Regarding reinsurance operations, the Organization purchases reinsurance operations from a restricted group of reinsurers with IRB-Brasil receiving most treaty contracts and all facultative contracts. According to the rating agencies provided in Brazilian law, such reinsurers have their credit risk classificated as low and the classificationof  IRB-Brasil, issued by A.M.Best, is A-.

Bradesco 87

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Exposure to insurance credit risk

Management believes that maximum exposure to credit risk arising from premiums to be paid by insured parties is low, since, in some cases, coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by the due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium.

The Organization is exposed to concentration risk with individual reinsurers, due to the nature of the reinsurance market and the restricticted universe of reinsurers that have acceptable credit ratings. The Organization’s policy for managing exposure of to reinsurance counterparties is to restrict the reinsurers that may be used, and to regularly assess the impact of reinsurer default.

4)     Estimates and judgments

The Organization makes estimates and assumptions that affect the reported amount of assets and liabilities within the next financial year. All estimates and assumptions required in conformity with IFRS are best estimates undertaken in accordance with the applicable standard. Such estimates and judgments are continually evaluated and based on the historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and assumptions that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next financial year are disclosed below. The actual results may be different from those established by these estimates and premises.

Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets held for trading, including derivatives and financial assets classified as available for sale. The fair value of a financial instrument is the price that woud be received to sell an asset or paid to transfer a liability in an orderly transaction between market participant at the management date.

These financial instruments are categorized within a hierarchy based on the lowest level of input that is significant to the fair value measurement. For instruments classified as level 3, we have to apply a significant amount of our own judgment in arriving at the fair value measurements. We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion of the determination of fair value of financial instruments, see Note 3.4.

           88     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Impairment of financial assets available for sale

We determine that financial assets available for sale are impaired when there has been a significant or prolonged decline in the fair value below its cost (see Note 2(e)(viii)(b)). This determination of what is significant or prolonged requires judgment. In making this judgment, the Organization evaluates, among other factors, the volatility in share price, where such variations involve equity securities.

In addition, valuations are obtained through market prices or valuation models that require the use of certain assumptions or judgments to estimate fair value.

Allowance for impairment on loans and advances

Periodically, the Organization reviews its portfolio of loans and advances evaluating the estimated loss for the impairment of its operations.

The determination of the amount of the allowance for impairment, by its nature, requires judgments and uses assumptions regarding the loan portfolio, both on a portfolio basis and on an individual basis. When we review our loan portfolio as a whole, several factors can affect our estimate of the likely range of losses, including which methodology we use in measuring historical delinquency rates and what historical period we consider in making those measurements.

Additional factors that can affect our determination of the allowance for impairment include:

•      General economic conditions and conditions in the relevant industry;

•      Past experience with the relevant debtor or industry, including recent loss experience;

•      Credit quality trends;

•      Amounts of loan collateral;

•      The volume, composition and growth of our loan portfolio;

•      The Brazilian government's monetary policy; and

•      Any delays in the receipt of information needed to evaluate loans or to confirm existing credit deterioration.

The Organization uses models to assist analysis of the loan portfolio and in determining what impairment should be made. It applies statistical loss factors and other risk indicators to loan pools with similar risk characteristics to arrive at an estimate of incurred losses in the portfolio. Although the models are frequently revised and improved, they are by nature dependent on judgment in relation to  the information and estimates. In addition, the volatility of the Brazilian economy is one of the factors that may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments. Accordingly, our allowance for impairment may not be indicative of future charge-offs.

For a sensitivity analysis, we assess the impact of an increase in the probability of default (PD) on the allowance. In this assessment an increase in 10% of the PD on December 31, 2014, would have increased the allowance for impairment by R$ 247,699 thousand. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the defaults have on determining the allowance for loan losses.

The process to determine the level of provision for losses from impairment requires estimates and the use of judgment; it is possible that actual losses presented in subsequent periods will differ from those calculated according to current estimates and assumptions.

Bradesco 89

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Impairment of goodwill

The Organization has to consider at least annually whether the current carrying value of goodwill is impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying amount of the CGU, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). The value in use is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination of both requires one to exercise one’s judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization’s view of future performance.

Income tax

The determination of the amount of our income tax liability is complex, and our assessment is related to our analysis of our deferred tax assets and liabilities and income tax payable. In general, our evaluation requires that we estimate future amounts of current and deferred taxes. Our assessment of the possibility that deferred tax assets are realized is subjective and involves assessments and assumptions that are inherently uncertain in nature. The realization of deferred tax assets is subject to changes in future tax rates and developments in our strategies. The underlying support for our assessments and assumptions could change over time as a result of unforeseen events or circumstances, affecting our determination of the amount of our tax liability.

Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, even after the outcome of any related administrative or judicial proceedings based on technical merits. Further judgment is then required to determine the amount of benefit eligible for recognition in our consolidated financial statements.

In addition, we have monitored the interpretation of tax laws by, and decisions of, the tax authorities and Courts so that we can adjust any prior judgment of accrued income taxes. These adjustments may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating results for any given period. For additional information about income tax, see Note 17.

Technical insurance provisions

Insurance technical provisions (reserves) are liabilities representing estimates of the amounts that will become due at a future date, to or on behalf of our policyholders – see Note 2(n). These benefits are computed using assumptions of mortality, morbidity, lapse, investment performance, inflation and expense. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility.

5)     Operating segments

The Organization operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, leasing, international bank operations, investment bank operations and as a private bank. The Organization also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally we are engaged in insurance, supplemental pension plans and capitalization bonds through its subsidiary, Bradesco Seguros S.A. and its subsidiaries.

           90     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The following information regarding the segments was prepared based on reports provided to our key management to evaluate performance and make decisions related to the allocation of funds for investments and other purposes. Our key management uses a range of information, including financial information, which is in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, and non-financial information measured on different bases. Hence, the segment information demonstrated in the table below was prepared under the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank and the total amounts, which correspond to the consolidated financial statements were demonstrated under IFRS, as issued by IASB.

The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

Information by operating segment, reviewed by the Organization and corresponding to the years 2014, 2013 and 2012, is shown below:

	R$ thousand
	Year ended December 31, 2014
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	43,034,717	4,556,146	2,454,904	50,045,767
Net fee and commission income	17,570,839	1,557,352	(2,388,935)	16,739,256
Net gains/(losses) on financial instruments classified as held for trading	(1,833,589)	(255,485)	156,071	(1,933,003)
Net gains/(losses) on financial instruments classified as available for sale	(296,545)	(728,720)	33,371	(991,894)
Net gains/(losses) on foreign currency transactions	(1,244,680)	-	-	(1,244,680)
Net income from insurance and pension plans	-	5,410,749	1,096	5,411,845
Operating income/(loss)	(3,374,814)	4,426,544	190,538	1,242,268
Impairment of loans and advances	(10,432,347)	-	140,961	(10,291,386)
Personnel expenses	(12,460,644)	(1,197,272)	(9,723)	(13,667,639)
Other administrative expenses	(12,578,064)	(1,118,542)	725,085	(12,971,521)
Depreciation and amortization	(2,749,282)	(244,442)	61,037	(2,932,687)
Other operating income/(expenses)	(8,914,747)	(850,149)	(458,187)	(10,223,083)
Operating expense	(47,135,084)	(3,410,405)	459,173	(50,086,316)
Income before income taxes and equity in the earnings of associates	10,095,658	7,129,637	715,680	17,940,975
Equity in the earnings of associates	1,220,810	169,431	(425)	1,389,816
Income before income taxes	11,316,468	7,299,068	715,255	19,330,791
Income tax and social contribution	(771,896)	(2,843,493)	(298,924)	(3,914,313)
Net income for the year	10,544,572	4,455,575	416,331	15,416,478
Attributable to controlling shareholders	10,532,724	4,354,752	427,467	15,314,943
Attributable to non-controlling interest	11,848	100,823	(11,136)	101,535
Total assets	872,867,916	181,949,261	(124,366,161)	930,451,016
Investments in asssociates	2,735,360	1,176,844	71,576	3,983,780
Total liabilities	790,229,118	161,403,921	(103,473,828)	848,159,211

Bradesco 91

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2013
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	41,600,095	5,589,989	2,110,399	49,300,483
Net fee and commission income	15,639,215	1,264,869	(2,404,402)	14,499,682
Net gains/(losses) on financial instruments classified as held for trading	(4,073,466)	(1,914,579)	197,956	(5,790,089)
Net gains/(losses) on financial instruments classified as available for sale	(3,880,575)	(2,526,016)	305,809	(6,100,782)
Net gains/(losses) on foreign currency transactions	(1,120,880)	-	27,283	(1,093,597)
Net income from insurance and pension plans	-	6,932,616	1,064	6,933,680
Operating income/(loss)	(9,074,921)	2,492,021	532,112	(6,050,788)
Impairment of loans and advances	(9,731,376)	-	107,506	(9,623,870)
Personnel expenses	(11,200,617)	(1,092,479)	(61,322)	(12,354,418)
Other administrative expenses	(12,068,420)	(1,102,065)	1,018,948	(12,151,537)
Depreciation and amortization	(2,625,748)	(180,381)	65,299	(2,740,830)
Other operating income/(expenses)	(6,156,686)	(966,999)	(498,555)	(7,622,240)
Operating expense	(41,782,847)	(3,341,924)	631,876	(44,492,895)
Income before income taxes and equity in the earnings of associates	6,381,542	6,004,955	869,985	13,256,482
Equity in the earnings of associates	1,031,280	31,151	256	1,062,687
Income before income taxes	7,412,822	6,036,106	870,241	14,319,169
Income tax and social contribution	789,516	(2,253,451)	(369,096)	(1,833,031)
Net income for the year	8,202,338	3,782,655	501,145	12,486,138
Attributable to controlling shareholders	8,195,099	3,692,531	508,290	12,395,920
Attributable to non-controlling interest	7,239	90,124	(7,145)	90,218
Total assets	768,059,393	160,295,583	(90,053,362)	838,301,614
Investments in associates	2,254,356	1,068,210	70,281	3,392,847
Total liabilities	696,187,324	143,112,952	(73,101,588)	766,198,688

           92     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2012
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	39,181,426	3,124,512	1,079,785	43,385,723
Net fee and commission income	13,885,450	1,233,278	(2,397,988)	12,720,740
Net gains/(losses) on financial instruments classified as held for trading	1,095,588	(6,689)	1,021,213	2,110,112
Net gains/(losses) on financial instruments classified as available for sale	(455,476)	2,418,373	(66,923)	1,895,974
Net gains/(losses) on foreign currency transactions	(1,589,833)	-	502,238	(1,087,595)
Net income from insurance and pension plans	-	1,411,996	1,020	1,413,016
Operating income/(loss)	(949,721)	3,823,680	1,457,548	4,331,507
Impairment of loans and advances	(10,925,404)	-	(525,979)	(11,451,383)
Personnel expenses	(10,586,643)	(1,017,702)	45,343	(11,559,002)
Other administrative expenses	(11,592,512)	(932,226)	720,749	(11,803,989)
Depreciation and amortization	(1,459,721)	(114,214)	(914,247)	(2,488,182)
Other operating income/(expenses)	(10,350,581)	(375,446)	2,051,849	(8,674,178)
Operating expense	(44,914,861)	(2,439,588)	1,377,715	(45,976,734)
Income before income taxes and equity in the earnings of associates	7,202,294	5,741,882	1,517,060	14,461,236
Equity in the earnings of associates	752,353	108,302	119,557	980,212
Income before income taxes	7,954,647	5,850,184	1,636,617	15,441,448
Income tax and social contribution	(273,930)	(2,196,399)	(1,619,425)	(4,089,754)
Net income for the year	7,680,717	3,653,785	17,192	11,351,694
Attributable to controlling shareholders	7,672,233	3,591,743	27,594	11,291,570
Attributable to non-controlling interest	8,484	62,042	(10,402)	60,124
Total assets	750,410,472	153,695,571	(104,565,419)	799,540,624
Investments in associates	1,587,922	1,089,644	443,820	3,121,386
Total liabilities	679,490,290	133,940,353	(85,236,409)	728,194,234

(1)       Other operation represents less than 1% of total assets/liabilities and the net income for the year.

Our operations are substantially conducted in Brazil. Additionally, as of December 31, 2014, we have a branch in New York, and one branch in Grand Cayman, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A. (Buenos Aires), Banco Bradesco Europe S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bram US LLC (New York), Bradesco Securities UK Limited (London), Bradesco Services Co., Ltd. (Tokyo), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong) and Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico).

No income from transactions with a single customer or counterparty abroad represented 10% or more of the Organization’s income in the period of 2014, 2013 e 2012.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

Bradesco 93

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

6)     Net interest income

	R$ thousand
	Years ended December 31
	2014	2013	2012
Interest and similar income
Loans and advances to banks	8,709,828	8,899,968	6,791,429
Loans and advances to customers:
- Loan operations	54,584,854	48,961,763	47,382,917
- Leasing transactions	555,551	683,657	1,080,916
Financial assets:
- For trading	9,357,339	7,872,493	7,816,181
- Available for sale	9,537,105	7,740,512	6,434,573
- Held to maturity	2,870,674	603,768	589,835
Pledged as collateral	13,953,796	12,770,916	9,090,234
Compulsory deposits with the Central Bank	4,277,351	3,110,877	3,808,229
Other financial interest income	46,598	38,671	37,540
Total	103,893,096	90,682,625	83,031,854

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(86,232)	(63,268)	(48,529)
- Funding in the open market	(19,161,452)	(16,671,777)	(11,758,260)
- Borrowings and onlending	(1,821,103)	(1,937,991)	(2,349,470)
Deposits from customers:
- Savings accounts	(5,440,263)	(4,112,323)	(3,623,935)
- Time deposits	(6,441,317)	(5,828,956)	(7,555,947)
Funds from securities issued	(6,689,844)	(3,646,584)	(3,439,688)
Subordinated debt	(3,787,060)	(3,132,915)	(2,884,331)
Technical insurance and pension plans	(10,420,058)	(5,988,328)	(7,985,971)
Total	(53,847,329)	(41,382,142)	(39,646,131)

Net interest income	50,045,767	49,300,483	43,385,723

           94     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

7)     Net fee and commission income

	R$ thousand
	Years ended December 31
	2014	2013	2012
Fee and commission income
Credit cards	5,479,230	4,871,774	4,002,174
Current accounts	4,015,897	3,601,736	3,237,888
Collections	1,565,709	1,471,005	1,301,843
Guarantees	1,013,082	920,433	776,684
Fund management	1,168,787	838,320	842,767
Consortium management	880,373	722,462	613,234
Underwriting	636,407	568,401	516,556
Custody and brokerage services	520,290	510,785	482,883
Collection of taxes, utility bills and similar	371,874	352,928	318,495
Interbank fee	39,643	46,672	31,250
Other	1,068,688	631,207	633,357
Total	16,759,980	14,535,723	12,757,131

Fee and commission expenses
Financial system services	(20,724)	(36,041)	(36,391)
Total	(20,724)	(36,041)	(36,391)

Net fee and commission income	16,739,256	14,499,682	12,720,740

8)     Net gains/(losses) on financial instruments classified as held for trading

	R$ thousand
	Years ended December 31
	2014	2013	2012
Fixed income securities	(1,828,178)	(4,344,885)	4,027,119
Derivative financial instruments	(1,503,052)	(1,842,833)	(2,303,169)
Equities	1,398,227	397,629	386,162
Total	(1,933,003)	(5,790,089)	2,110,112

9)     Net gains/(losses) on financial instruments classified as available for sale

	R$ thousand
	Years ended December 31
	2014	2013	2012
Fixed income securities (1)	(358,321)	(5,821,894)	2,761,028
Equities (2)	(929,353)	(468,754)	(982,738)
Dividends received	295,780	189,866	117,684
Total	(991,894)	(6,100,782)	1,895,974

(1)    In 2013, includes the effect of the sale of  of the securities described in the footnote 2 of the statements of equity totaling R$ 6,117,649 thousand; and

(2)    Includes impairment losses of R$ 1,214,770 thousand in 2014, R$ 402,085 thousand in 2013 and R$ 1,170,038 thousand in 2012.

10)  Net gains/(losses) on foreign currency transactions

Net gains and losses on foreign currency transactions primarily consists of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

Bradesco 95

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

11)  Net income from insurance and pension plans

	R$ thousand
	Years ended December 31
	2014	2013	2012
Premiums written	47,745,885	42,226,410	37,899,360
Supplemental pension plan contributions	3,724,762	3,584,290	3,273,485
Coinsurance premiums ceded	(135,728)	(154,125)	(198,281)
Premiums returned	(525,895)	(543,779)	(500,468)
Net premiums	50,809,024	45,112,796	40,474,096
Reinsurance premiums	(354,041)	(225,581)	(297,351)
Premiums retained from insurance and pension plans	50,454,983	44,887,215	40,176,745

Changes in the provision for insurance	(21,801,154)	(18,737,974)	(19,975,166)
Changes in the provision for private pension plans	(2,207,020)	(1,263,833)	(3,350,935)
Changes in the insurance technical provisions and pension plans	(24,008,174)	(20,001,807)	(23,326,101)

Reported indemnities	(18,318,200)	(15,448,699)	(13,311,414)
Claims expenses	(194,870)	(295,432)	(142,206)
Recovery of ceded coinsurance	75,128	49,011	132,065
Recovery of reinsurance	138,514	194,185	292,659
Salvage recoveries	329,868	246,751	229,207
Changes in the IBNR provision	(174,128)	(230,507)	(324,144)
Retained claims	(18,143,688)	(15,484,691)	(13,123,833)

Commissions on premiums	(1,905,332)	(1,630,312)	(1,535,764)
Recovery of commissions	21,876	16,896	21,794
Fees	(1,095,816)	(828,659)	(730,423)
Brokerage expenses - private pension plans	(216,557)	(246,443)	(199,358)
Changes in deferred commissions	304,553	221,481	129,956
Selling expenses for insurance and pension plans	(2,891,276)	(2,467,037)	(2,313,795)

Net income from insurance and pension plans	5,411,845	6,933,680	1,413,016

12)  Impairment of loans and advances

	R$ thousand
	Years ended December 31
	2014	2013	2012
Loans and advances:
Impairment losses	(14,514,898)	(14,202,896)	(15,332,059)
Recovery of credits charged-off as loss	3,924,514	3,640,014	2,986,639
Reversal of impairment	298,998	939,012	894,037
Total	(10,291,386)	(9,623,870)	(11,451,383)

           96     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

13)  Personnel expenses

	R$ thousand
	Years ended December 31
	2014	2013	2012
Salaries	(6,051,522)	(5,654,705)	(5,350,695)
Benefits	(2,787,651)	(2,572,877)	(2,415,768)
Social charges	(2,344,062)	(2,194,667)	(2,065,325)
Employee profit sharing	(1,235,912)	(1,094,204)	(1,012,986)
Provision for labor disputes	(1,112,906)	(719,003)	(588,858)
Training	(135,586)	(118,962)	(125,370)
Total	(13,667,639)	(12,354,418)	(11,559,002)

14)  Other administrative expenses

	R$ thousand
	Years ended December 31
	2014	2013	2012
Third party services	(3,906,581)	(3,722,757)	(3,458,649)
Communications	(1,383,228)	(1,480,119)	(1,557,453)
Data processing	(1,087,503)	(1,072,253)	(917,522)
Rent	(838,843)	(782,179)	(740,219)
Transportation	(756,472)	(811,428)	(850,504)
Financial system	(772,099)	(732,520)	(657,271)
Advertising, promotions and public relations	(826,462)	(708,476)	(714,473)
Maintenance and conservation of assets	(628,363)	(608,501)	(559,713)
Security and surveillance	(556,705)	(492,060)	(425,464)
Materials	(329,489)	(299,152)	(313,341)
Advances to FGC (Deposit Guarantee Association)	(308,360)	(296,618)	(290,702)
Water, electricity and gas	(233,551)	(220,785)	(249,886)
Travel	(147,566)	(132,359)	(133,856)
Other	(1,196,299)	(792,330)	(934,936)
Total	(12,971,521)	(12,151,537)	(11,803,989)

15)  Depreciation and amortization

	R$ thousand
	Years ended December 31
	2014	2013	2012
Amortization expenses	(1,876,298)	(1,722,591)	(1,452,947)
Depreciation expenses	(1,056,389)	(1,018,239)	(1,035,235)
Total	(2,932,687)	(2,740,830)	(2,488,182)

Bradesco 97

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

16)  Other operating income/(expenses)

	R$ thousand
	Years ended December 31
	2014	2013	2012
Expenses with taxes other than income tax	(3,926,682)	(3,749,328)	(3,800,303)
Legal provision	(1,267,557)	(1,101,059)	(788,992)
Changes in monetary liabilities	(346,369)	(626,834)	(823,960)
Income from sales of non-current assets, investments, and property and equipment, net (1)	(362,101)	(220,400)	584,318
Other (2)	(4,320,374)	(1,924,619)	(3,845,241)
Total	(10,223,083)	(7,622,240)	(8,674,178)

(1)    Includes in 2012, gain on sale of Serasa shares of R$ 793,360 thousand; and

(2)    Includes in 2013, (i) the effect of the reversal of provision previously recorded, relating to the adhesion to the tax liability installment and cash payment program, in the amount of R$ 1,949,763 thousand;and (ii) impairment losses in the amount of R$ 104,606 thousand (2012 - R$ 581,436 thousand).

17)  Income tax and social contribution

a)      Calculation of income tax and social contribution charges

	R$ mil
	Years ended December 31
	2014	2013	2012
Income before income tax and social contribution	19,330,791	14,319,169	15,444,672
Total income tax and social contribution charges at rates of 25% and 15%, respectively	(7,732,316)	(5,727,668)	(6,177,869)
Effect of additions and exclusions in the tax calculation:
Equity in results of associates	555,926	425,075	392,085
Foreign exchange variations	1,792,271	1,320,106	726,799
Non-deductible expenses net of non-taxable income	(141,937)	325,697	(503,065)
Interest on equity (paid and payable)	1,438,003	1,289,620	1,304,523
Prior-period tax credits (Nota 16 (2))	-	462,270	-
Effect of social contribution rate differences (1)	216,285	155,517	169,518
Other	(42,545)	(83,648)	(1,745)
Income tax and social contribution for the period	(3,914,313)	(1,833,031)	(4,089,754)
Effective rate	20.23%	12.80%	26.48%

(1)  Relates to the differential of rate of social contribution between financial entities (15%) and non financial subsidiaries (9%). See Note 2(w).

           98     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Composition of income tax and social contribution in the consolidated statement of income

	R$ thousand
	Years ended December 31
	2014	2013	2012
Current taxes:
Income tax and social contribution due	(6,959,862)	(5,814,188)	(6,574,502)
Deferred taxes:
Net Addition/(realization) of temporary differences	2,555,080	1,163,367	2,556,708
Use of initial balances from:
Negative social contribution losses	(347,426)	(130,336)	(151,741)
Income tax loss	(546,943)	(208,823)	(178,052)
Prior-period tax credits
Temporary additions (Note 16(2))	-	462,270	-
Addition on:
Negative social contribution losses	589,644	1,181,492	150,667
Income tax loss	795,194	1,513,187	107,166
Total deferred tax expense	3,045,549	3,981,157	2,484,748
Income tax and social contribution	(3,914,313)	(1,833,031)	(4,089,754)

c)      Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousand
	Balance on December 31, 2013	Additions	Realization	Balance on December 31, 2014
Provisions of impairment of loans and advances	14,718,480	6,408,907	3,748,497	17,378,890
Provision for contingencies	4,701,558	1,642,152	1,613,368	4,730,342
Adjustment to market value of securities	716,814	242,196	312,488	646,522
Others	2,773,263	2,034,900	2,098,722	2,709,441
Total tax assets on temporary differences	22,910,115	10,328,155	7,773,075	25,465,195
Income tax and social contribution losses in Brazil and abroad	4,036,530	1,384,838	894,369	4,526,999
Adjustment to market value of available for sale	710,311	541,635	903,349	348,597
Social contribution - MP 2158-35 (change in tax law)	140,197	-	26,414	113,783
Total deferred tax assets (1)	27,797,153	12,254,628	9,597,207	30,454,574
Deferred tax liabilities (1)	2,935,897	675,757	737,085	2,874,569
Net deferred taxes (1)	24,861,256	11,578,871	8,860,122	27,580,005

Bradesco 99

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2012	Additions	Realization	Balance on December 31, 2013
Provisions of impairment of loans and advances	11,593,783	5,551,441	2,426,744	14,718,480
Provision for contingencies	7,322,501	1,315,488	3,936,431	4,701,558
Adjustment to market value of securities	426,468	306,747	16,401	716,814
Others	1,941,727	1,734,551	903,015	2,773,263
Total tax assets on temporary differences	21,284,479	8,908,227	7,282,591	22,910,115
Income tax and social contribution losses in Brazil and abroad	1,681,009	2,694,680	339,159	4,036,530
Adjustment to market value of available for sale	-	710,311	-	710,311
Social contribution - MP 2158-35 (change in tax law)	140,842	-	645	140,197
Total deferred tax assets (1)	23,106,330	12,313,218	7,622,395	27,797,153
Deferred tax liabilities (1)	8,284,468	368,784	5,717,355	2,935,897
Net deferred taxes (1)	14,821,862	11,944,434	1,905,040	24,861,256

 (1)  Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position when related to income taxes levied by the same authority and are related to the same taxable entity. The offset in 2014, was R$ 2,066,391 thousand (2013 – R$ 2,136,074 thousand).

d)      Expected realization of tax assets on temporary differences, income tax and social contribution losses and special social contribution assets

	R$ thousand
	Temporary differences		Income tax and Social contribution losses		Social contribution - MP 2158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2015	3,300,551	1,954,267	214,215	237,944	80,528	5,787,505
2016	3,282,043	1,944,952	440,596	260,766	32,733	5,961,090
2017	3,217,727	1,899,260	749,266	443,499	522	6,310,274
2018	2,573,657	1,520,332	1,026,230	747,131	-	5,867,350
2019	3,699,236	2,073,170	19,274	388,078	-	6,179,758
Total	16,073,214	9,391,981	2,449,581	2,077,418	113,783	30,105,977

e)      Deferred tax liabilities

	R$ thousand
	December 31
	2014	2013
Timing differences of depreciation – finance leasing	784,378	1,340,059
Adjustment to market values of financial assets	239,129	(709,344)
Judicial deposit and others	1,851,062	1,594,871
Total	2,874,569	2,225,586

           100     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)       Income tax and social contribution on adjustments recognized directly in equity

				R$ thousand
	December 31, 2014			December 31, 2013			December 31, 2012
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets recorded as available for sale	730,372	(289,194)	441,178	(12,544,423)	5,014,296	(7,530,127)	7,679,798	(3,061,838)	4,617,960
Exchange differences on translations of foreign operations	3,681	(1,473)	2,208	50,839	(20,335)	30,504	46,196	(18,479)	27,717
Total	734,053	(290,667)	443,386	(12,493,584)	4,993,961	(7,499,623)	7,725,994	(3,080,317)	4,645,677

Bradesco 101

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

18)  Earnings per share

a)     Basic earnings per share

The calculation of basic earnings per share was calculated based on the weighted average number of ordinary and preferred shares outstanding, as shown in the calculations below:

	Years ended December 31
	2014	2013	2012 (1)
Net earnings attributable to the Organization’s ordinary shareholders (R$ thousand)	7,302,215	5,908,906	5,380,105
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	8,012,728	6,487,014	5,911,465
Weighted average number of ordinary shares outstanding (thousands)	2,100,738	2,100,738	2,100,833
Weighted average number of preferred shares outstanding (thousands)	2,095,584	2,096,607	2,098,472
Basic earnings per share attributable to ordinary shareholders of the Organization (in Reais)	3.48	2.81	2.56
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	3.82	3.09	2.82

(1)    All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Board of Directors’ Meeting  of March 11, 2013, in the proportion of one new share for every 10 shares held.

b)    Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

19)  Cash and balances with banks

a) Cash and balances with banks

	R$ thousand
	December 31
	2014	2013
Cash in local currency	10,800,176	9,104,904
Cash in foreign currency	3,705,112	2,964,374
Restricted deposits with the Brazilian Central Bank (1)	50,924,906	55,380,989
Others	106	96
Total	65,430,300	67,450,363

(1)   Compulsory deposits with the Brazilian Central Bank refer to a minimum balance that financial institutions must maintain at the Brazilian Central Bank based on a percentage of deposits received from third parties.

b) Cash and cash equivalents

	R$ thousand
	December 31
	2014	2013
Cash in local currency	10,800,176	9,104,904
Cash in foreign currency	3,705,112	2,964,374
Short-term interbank investments (1)	190,166,087	105,628,613
Others	106	96
Total	204,671,481	117,697,987

(1)   Refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value.

           102     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

20)  Financial assets and liabilities held for trading

a) Financial assets held for trading

	R$ thousand
	December 31
	2014	2013
Financial assets
Brazilian government securities	35,014,906	46,847,468
Bank debt securities	15,905,309	20,187,824
Corporate debt and marketable equity securities	10,332,717	17,886,442
Mutual funds	12,336,964	8,426,678
Brazilian sovereign bonds	418,561	-
Foreign governments securities	68,397	235,083
Derivative financial instruments	4,421,457	2,509,028
Total	78,498,311	96,092,523

Maturity

	R$ thousand
	December 31
	2014	2013
Maturity of up to one year	26,679,503	44,330,402
Maturity of one to five years	27,391,862	30,456,366
Maturity of five to 10 years	8,743,965	8,451,946
Maturity of over 10 years	1,372,346	1,873,448
No stated maturity	14,310,635	10,980,361
Total	78,498,311	96,092,523

Financial instruments provided as collateral and classified as "held for trading”, totaled R$ 1,257,413   thousand and R$ 2,924,653 thousand in 2014 and 2013, respectively, as disclosed in Note 23 "Assets Pledged as Collateral”.

The Organization in 2014 maintained a total of R$ 3,218,365 thousand (2013 – R$ 2,096,222 thousand) pledged as a guarantee of liabilities.

Unrealized gains/(losses) on securities and trading securities totaled R$ 877,798 thousand (2013 – (R$ 60.919) thousand and 2012 – R$ 392,100 thousand). Net variation in unrealized gains/(losses) from securities and trading securities totaled R$ 938,717 thousand in 2014 and (R$ 453.019) thousand in 2013.

b) Financial liabilities held for trading

	R$ thousand
	December 31
	2014	2013
Derivative financial instruments	3,315,573	1,826,382
Total	3,315,573	1,826,382

Bradesco 103

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

c) Derivative financial instruments

The Organization enters into operations involving derivative financial instruments with a number of customers for the purpose of mitigating their overall risk exposure as well as managing risk exposure. The derivative financial instruments most often used are highly-liquid instruments traded on the futures market (BM&FBovespa).

(i)    Swap contracts

Foreign currency and interest rate swaps are agreements to exchange one set of cash flows for another and result in an economic exchange of foreign currencies or interest rates (for example fixed or variable) or in combinations thereof (i.e. foreign currency and interest rate swaps). There is no exchange of the principal except in certain foreign currency swaps. The Organization’s foreign currency risk reflects the potential cost of replacing swap contracts and whether the counterparties fail to comply with their obligations. This risk is continually monitored in relation to the current fair value, the proportion of the notional value of the contracts and the market liquidity. The Organization, to control the level of credit risk assumed, evaluates the counterparties of the contracts using the same techniques used in its loan operations.

 (ii)  Foreign exchange options

Foreign exchange options are contracts according to which the seller (option issuer) gives to the buyer (option holder) the right, but not the obligation, to buy (call option) or sell (put option) on a certain date or during a certain period, a specific value in foreign currency. The seller receives from the buyer a premium for assuming the exchange or interest-rate risk. The options can be arranged between the Organization and a customer. The Organization is exposed to credit risk only on purchased options and only for the carrying amount, which is the fair market value.

(iii)  Foreign currency and interest rate futures

Foreign currency and interest rate futures are contractual obligations for the payment or receipt of a net amount based on changes in foreign exchange and interest rates or the purchase or sale of a financial instrument on a future date at a specific price, established by an organized financial market. The credit risk is minimal, since the future contracts are guaranteed in cash or securities and changes in the value of the contracts are settled on a daily basis. Contracts with a forward rate are interest-rate futures operations traded individually which require settlement of the difference between the contracted rate and the current market rate over the value of the principal to be paid in cash at a future date.

(iv)  Forward operations

A forward operation is a contract of purchase or sale, of a share, at a fixed price, for settlement on a certain date. Because it is a futures market, in which the purchase of the share will only be made on the date of maturity, a margin deposit is necessary to guarantee the contract. This margin can be in cash or in securities. The value of the margin varies during the contract according to the variation of the share involved in the operation, to the changes of volatility and liquidity, besides the possible additional margins that the broker could request.

           104     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Organization is as follows:

	R$ thousand
	Notional amounts		Asset/(liability)
	December 31		December 31
	2014	2013	2014	2013
Futures contracts
• Interest rate futures
Purchases	59,298,642	83,661,033	22,356	10,561
Sales	110,759,701	188,121,164	(33,710)	(17,729)
• In foreign currency
Purchases	16,145,870	24,688,862	-	-
Sales	26,041,747	37,322,798	-	-
• Others
Purchases	3,222,294	83,149	-	-
Sales	238,235	115,569	-	-

Options
• Interest rates
Purchases	23,409,200	180,586,642	27,432	132,249
Sales	30,594,004	204,049,725	(28,642)	(153,479)
• In foreign currency
Purchases	2,190,621	1,211,870	134,292	15,244
Sales	1,711,374	2,902,599	(77,944)	(67,746)
• Others
Purchases	438,498	436,698	2,666	544
Sales	123,697	1,567,633	(26,505)	(949)

Forward operations
• In foreign currency
Purchases	8,372,687	9,185,195	1,015,133	444,194
Sales	9,280,704	8,192,634	(671,345)	(268,385)
• Others
Purchases	111,559	216,420	343,683	86,124
Sales	416,503	221,819	(339,424)	(193,883)

Swap contracts
• Asset position
Interest rate swaps	24,918,940	37,923,123	385,543	391,008
Currency swaps	29,305,345	25,131,705	2,490,351	1,429,104
• Liability position
Interest rate swaps	24,218,645	36,946,126	(1,699,752)	(524,237)
Currency swaps	29,267,749	25,412,799	(438,249)	(599,973)

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

Bradesco 105

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Organization has the following economic hedging operations, however, as mentioned in Note 2(e) (iii), these do not qualify for hedge accounting:

Fair-value hedge of interest-rate risk

The Organization uses interest-rate swaps to protect its exposure to changes in the fair value of its fixed income issuances and certain loans and advances. The interest rate swaps are matched with specific issuances or fixed-income loans.

Cash-flow hedge of debt securities issued in foreign currency

The Organization uses interest-rate swaps in foreign currencies to protect itself against exchange and interest-rate risks arising from the issuance of floating rate debt securities denominated in foreign currencies. The cash flows of foreign-currency interest-rate swaps are compatible with the cash flows of the floating rate debt securities.

Hedge of net foreign investments

The Organization uses a combination of forward exchange contracts and foreign currency denominated debt to mitigate the exchange-rate risk of its net investments in subsidiaries abroad.

The fair value of forward contracts used to protect the net investments in foreign subsidiaries is shown in the previous table. Foreign currency denominated debts used to protect net investments of the Organization in subsidiaries abroad act as a natural hedge of the foreign currency risk and are included in funds from securities issuances (Note 33).

Other derivatives designated as hedges

The Organization uses this category of instruments to manage its exposure to currency, interest rate, equity market and credit risks. Instruments used include interest-rate swaps, interest-rate swaps in foreign currency, forward contracts, futures, options, credit swaps and stock swaps. The fair value of these derivatives is shown in the previous table.

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The reference and/or contractual values do not reflect the actual risk assumed by the Organization, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Organization especially to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments is recognized in “Net gains and losses of financial assets held for trading”, in the consolidated statement of income.

           106     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

21)  Financial assets available for sale

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	70,490,510	932,267	(1,273,740)	70,149,037
Corporate debt securities	41,684,427	431,375	(749,029)	41,366,773
Bank debt securities	3,372,189	201,182	(218,592)	3,354,779
Brazilian sovereign bonds	272,701	1,362	(12,162)	261,901
Marketable equity securities and other stocks	5,286,472	696,633	(153,861)	5,829,244
Balance on December 31, 2014	121,106,299	2,262,819	(2,407,384)	120,961,734

Brazilian government securities	29,812,137	359,478	(1,185,930)	28,985,685
Corporate debt securities	31,482,436	238,463	(662,543)	31,058,356
Bank debt securities	1,916,044	34,877	(101,634)	1,849,287
Brazilian sovereign bonds	52,524	12,212	(150)	64,586
Marketable equity securities and other stocks	5,790,564	465,790	(375,857)	5,880,497
Balance on December 31, 2013	69,053,705	1,110,820	(2,326,114)	67,838,411

Maturity

	R$ thousand
	December 31, 2014		December 31, 2013
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	52,546,732	52,523,210	10,060,271	10,053,730
From 1 to 5 years	20,842,585	20,491,801	16,106,928	15,854,096
From 5 to 10 years	25,586,953	25,058,017	24,289,250	23,553,929
Over 10 years	16,843,557	17,059,462	12,806,692	12,496,159
No stated maturity	5,286,472	5,829,244	5,790,564	5,880,497
Total	121,106,299	120,961,734	69,053,705	67,838,411

Financial instruments pledged as collateral and classified as available for sale, totaled R$ 14,616,464 thousand and R$ 41,267,846 thousand in 2014 and 2013, respectively, as disclosed in Note 23 "Assets Pledged as Collateral".

In 2014, the Organization maintained a total of R$ 2,543,749 thousand (2013 – R$ 4,011,827 thousand) financial assets available for sale pledged as a guarantee for liabilities.

We have applied our policy for impairment testing described in note 2(e)(viii)(b) and realized other than temporary losses for available for sale assets in the amount of R$ 1,214,770 thousand in 2014 (2013 – R$ 402,085 thousand and 2012 - R$ 1,170,038 thousand), included in Note 9.

Bradesco 107

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

22)  Investments held to maturity

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities :
Brazilian government securities	25,032,157	3,150,195	(1,085,098)	27,097,254
Brazilian sovereign bonds	38,874	5,402	-	44,276
Balance on December 31, 2014	25,071,031	3,155,597	(1,085,098)	27,141,530

Securities :
Brazilian government securities	23,029,469	1,469,895	-	24,499,364
Brazilian sovereign bonds	39,557	6,791	(674)	45,674
Balance on December 31, 2013	23,069,026	1,476,686	(674)	24,545,038

Maturity

	R$ thousand
	December 31, 2014		December 31, 2013
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	251,847	255,604	-	-
From 1 to 5 years	2,957,798	3,124,863	2,948,181	2,961,496
From 5 to 10 years	6,521,620	7,733,739	6,804,319	7,337,634
Over 10 years	15,339,766	16,027,324	13,316,526	14,245,908
Total	25,071,031	27,141,530	23,069,026	24,545,038

The financial instruments granted as guarantees, which totaled R$ 4,360 thousand in December 2013, are described in Note 23 “Assets pledged as collateral”.

23)  Assets pledged as collateral

	R$ thousand
	December 31
	2014	2013
Held for trading	1,257,413	2,924,653
Brazilian government securities	1,257,413	2,924,653
Available for sale (1)	14,616,464	47,060,487
Brazilian government securities	7,095,516	44,667,819
Corporate debt securities	3,661,955	1,939,437
Bank debt securities	3,858,993	453,231
Held to maturity	-	4,360
Brazilian sovereign bonds	-	4,360
Loans and advances to banks	136,738,812	67,750,725
Interbank liquidity investments	136,738,812	67,750,725
Total	152,612,689	117,740,225

(1)  In 2014, includes unrealized gains of R$ 264,815 thousand (2013 - R$ 105,063 thousand) and losses of R$ 1,300,315 thousand (2013 – R$ 1,286,165 thousand).

           108     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Collateral is a conditional commitment to ensure that the contractual clauses of a funding in the open market are complied with. In these agreements, the amount of R$ 152,282,854 thousand (2013 – R$ 117,380,203 thousand) may be repledged and R$ 329,835 thousand (2013 – R$ 360,022 thousand), sold or repledged.

The fair value of assets pledged as collateral in 2013 classified as held to maturity totaled R$ 5,034 thousand.

24)  Loans and advances to banks

	R$ thousand
	December 31
	2014	2013
Repurchase agreements (1)	57,438,342	57,222,304
Loans to financial institutions	15,580,542	21,540,661
Impairment of loans and advances	(44,265)	(43,242)
Total	72,974,619	78,719,723

              (1)  As the guarantee holder had not defaulted, the Organization was authorized to sell or repledge the guarantee at a fair value of R$ 28,875 thousand in 2013.

25)  Loans and advances to customers

	R$ thousand
	December 31
	2014	2013
Working capital	62,155,974	59,180,627
Personal credit (1)	45,807,489	41,922,683
Onlending BNDES/Finame	42,168,754	40,543,267
Housing loans	40,103,169	27,870,462
Vehicles – CDC (Direct consumer credit)	30,354,903	32,209,642
Credit card	28,072,447	25,473,079
Financing and export	26,141,531	25,662,214
Rural loans	17,057,992	13,651,917
Overdraft for corporates	10,500,353	10,422,370
Import	9,195,381	8,598,811
Leasing	4,319,149	5,713,481
Receivable insurance premiums	4,257,787	3,717,227
Overdraft for individuals	3,665,539	3,312,666
Others	25,396,213	25,701,122
Total Portfolio	349,196,681	323,979,568
Impairment of loans and advances	(21,132,677)	(19,858,234)
Total of net loans and advances to customers	328,064,004	304,121,334

(1)    Includes in 2014 R$ 29,501,361 thousand related to payroll loans (2013 – 24,487,902 thousand).

Bradesco 109

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Allowance for loans and advances to customers

	R$ thousand
	2014	2013
At the beginning of the year	19,858,234	19,914,294
Impairment of loans and advances	10,291,386	9,623,870
Recovery of credits charged-off as loss	3,924,514	3,640,014
Write-offs	(12,941,457)	(13,319,944)
At the end of the year	21,132,677	19,858,234

Finance lease receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousand
	December 31
	2014	2013
Gross investments in financial leases receivable:
Up to one year	2,188,804	3,001,069
From one to five years	2,073,705	2,674,089
Over five years	56,640	38,323
Impairment loss on finance leases	(251,877)	(460,556)
Net investment	4,067,272	5,252,925

Net investments in finance leases:
Up to one year	2,032,434	2,723,519
From one to five years	1,979,160	2,492,248
Over five years	55,678	37,158
Total	4,067,272	5,252,925

26)  Non-current assets held for sale

	R$ thousand
	December 31
	2014	2013
Assets not for own use
Vehicles and related	287,332	299,117
Properties	704,523	519,591
Machinery and equipment	7,365	11,542
Others	7,241	2,296
Total	1,006,461	832,546

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Therefore, non-current assets held for sale include the accounting value of the items the Organization intends to sell, which in their current condition is highly probable and expected to occur within a year.

           110     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

27)  Investments in associates and joint ventures

a.   Breakdown of investments in associates and joint ventures

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates assets	Associates liabilities	Revenue (1)	Associates net income (loss) for the year
BES Investimentos do Brasil S.A.	20.00%	20.00%	138,002	10,891	5,927,414	5,237,405	16,212,154	54,456
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	66,076	9,279	229,506	27,679	10,518	22,173
Cielo S.A.	28.65%	28.65%	1,696,088	924,699	18,156,089	13,659,918	15,859	3,227,769
Empresa Brasileira de Solda Elétrica S.A. (2)	49.00%	49.00%	39,723	14,246	204,413	123,346	437,607	29,074
Fidelity Processadora S.A.	49.00%	49.00%	258,535	66,759	839,393	311,769	27,819	136,243
Integritas Participações S.A. (2)	25.17%	25.17%	492,242	7,883	782,014	7,195	218	31,316
IRB - Brasil Resseguros S.A. (2) (3)	20.51%	0.00%	618,527	148,874	12,932	9,917	2,265	725,859
NCR Brasil S.A. (2)	49.00%	49.00%	71,576	1,295	199,444	118,407	32,692	2,642
Total investments in associates			3,380,769	1,183,926	26,351,205	19,495,636	16,739,132	4,229,532

Elo Participações S.A.(4)	50.01%	50.01%	515,035	186,009	1,264,614	88,441	443	371,943
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	66,845	13,785	431,667	297,978	147,364	27,570
Leader S.A. Adm. de Cartões de Crédito (2)	50.00%	50.00%	20,817	16,075	376,329	334,694	294,547	32,150
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	314	(9,979)	15,156	14,525	-	(19,957)
Total investments in joint ventures			603,011	205,890	2,087,766	735,638	442,354	411,706
Total on December 31, 2014			3,983,780	1,389,816	28,438,971	20,231,274	17,181,486	4,641,238

Bradesco 111

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates assets	Associates liabilities	Revenue (1)	Associates net income (loss) for the year
BES Investimentos do Brasil S.A.	20.00%	20.00%	133,140	6,047	7,257,323	6,591,624	9,097,795	30,235
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	56,796	6,285	196,342	22,575	5,893	15,018
Cielo S.A.	28.65%	28.65%	1,360,812	802,033	12,643,111	9,317,261	18,187	2,799,588
Empresa Brasileira de Solda Elétrica S.A. (2)	49.00%	49.00%	25,642	4,043	328,952	276,621	178,399	8,251
Fidelity Processadora S.A.	49.00%	49.00%	266,429	58,579	868,262	324,529	14,931	119,549
Integritas Participações S.A. (2)	22.32%	22.32%	503,911	6,700	810,921	9,713	30,232	30,022
IRB - Brasil Resseguros S.A. (2) (3)	21.24%	-	507,503	18,166	12,502,578	9,990,775	1,508,156	85,518
NCR Brasil S.A. (2)	49.00%	49.00%	70,281	5,122	159,228	82,720	36,035	10,453
Total investments in associates			2,924,514	906,975	34,766,717	26,615,818	10,889,628	3,098,634

Elo Participações S.A.(4)	50.01%	50.01%	373,145	76,567	924,083	957	46	153,103
Companhia Brasileira de Soluções e Serviços – Alelo (4)	-	-	-	52,996	-	-	36,415	105,971
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	64,852	11,261	383,426	250,738	133,855	22,522
Leader S.A. Adm. de Cartões de Crédito (2)	50.00%	50.00%	26,042	15,803	390,788	338,703	303,233	31,606
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	4,294	(731)	8,775	188	-	(1,462)
2BCapital S.A. (6)	50.00%	50.00%	-	(184)	4,358	4,886	39	(368)
Total investments in joint ventures			468,333	155,712	1,711,430	595,472	473,588	311,372
Total on December 31, 2013			3,392,847	1,062,687	36,478,147	27,211,290	11,363,216	3,410,006

           112     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates assets	Associates liabilities	Revenue (1)	Associates net income (loss) for the year
BES Investimentos do Brasil S.A.	20.00%	20.00%	128,153	9,315	6,543,698	5,902,932	6,534,113	31,064
BIU Participações S.A. (5)	-	-	-	57,200	-	-	-	-
Cielo S.A.	28.65%	28.65%	1,171,061	653,958	9,287,235	6,552,119	19,675	2,313,995
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	50,511	6,746	146,114	25,415	4,231	16,120
Fidelity Processadora S.A.	49.00%	49.00%	266,974	40,160	719,437	174,590	6,204	81,959
Empresa Brasileira de Solda Elétrica S.A. (2)	49.00%	49.00%	21,734	3,657	242,126	197,859	29,017	6,075
IRB - Brasil Resseguros S.A. (2) (3)	21.24%	-	532,518	125,908	11,511,230	9,004,344	952,801	378,120
NCR Brasil S.A. (2)	49.00%	49.00%	77,432	-	298,481	229,567	62,446	35,932
Integritas Participações S.A. (2)	22.32%	22.32%	506,615	(26,282)	910,020	15,283	703	44,661
Total investments in associates			2,754,998	870,662	29,658,341	22,102,109	7,609,190	2,907,926

Companhia Brasileira de Soluções e Serviços - Alelo	50.01%	50.01%	260,031	89,404	2,896,581	2,444,656	73,672	160,048
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	58,152	1,177	402,605	287,649	156,513	5,513
Elo Participações S.A.	50.01%	50.01%	12,728	(3,810)	27,126	1,669	520	(7,619)
Leader S.A. Adm. de Cartões de Crédito (2)	50.00%	50.00%	35,452	23,984	369,092	310,836	302,341	48,700
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	25	-	50	-	-	-
2BCapital S.A. (6)	50.00%	50.00%	-	(1,205)	4,455	4,615	11	(2,410)
Total investments in joint ventures			366,388	109,550	3,699,909	3,049,425	533,057	204,232
Total on December 31, 2012			3,121,386	980,212	33,358,250	25,151,534	8,142,247	3,112,158

(1)   Revenues from financial intermediation or services;

(2)   Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with lag in relation to the reporting date of these consolidated financial statements;

(3)   Bradesco has a board member at IRB-Brasil with voting rights, which results in significant influence;

(4)   In 2013 the investment in the associate Cia Brasileira de Soluções e Serviços – Alelo was disposed and a respective capital increase was made in Elo Participações S.A.;

(5)   Company disposed in 2012;

(6)   Company was fully consolidated from 2014, due to the capital increase.

Bradesco 113

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2014, with the exception of Cielo S.A., the other investments mentioned in the table above were not traded regularly on any stock exchange. The market value of our investment in Cielo, was R$ 18,768,859 thousand (2013 - R$ 14,784,925 thousand). The Organization does not have any contingent liability for investments in Associates, in which it is responsible for, in part or in full.

b.   Changes in associates

	R$ thousand
	2014	2013
Initial balances	3,392,847	3,121,386
Additions (1)	6,000	379,983
Disposal of associates (1)	-	(391,171)
Equity in net income of associates	1,389,816	1,062,687
Dividends/Interest on capital	(804,883)	(767,765)
Adjustment of goodwill (2)	-	(12,273)
Final balances	3,983,780	3,392,847

(1)    In 2013 the investment in the associate Cia Brasileira de Soluções e Serviços – Alelo was disposed and a respective capital increase was made in Elo Participações S.A; and

(2)    In 2013, refers an adjustment of goodwill of NCR Brasil.

28)  Property and equipment

a)  Composition of property and equipment by class

		R$ thousand
	Annual rate of depreciation	Cost	Accumulated depreciation	Net
Buildings	4%	1,107,832	(580,007)	527,825
Land	-	493,079	-	493,079
Installations, properties and equipment for use	10%	4,366,846	(2,161,742)	2,205,104
Security and communications systems	10%	222,627	(174,905)	47,722
Data processing systems	20% - 50%	2,682,748	(1,763,755)	918,993
Transportation systems	20%	84,860	(39,646)	45,214
Financial leasing of data processing systems	20% - 50%	2,880,337	(2,417,756)	462,581
Balance on December 31, 2014		11,838,329	(7,137,811)	4,700,518

Buildings	4%	1,072,076	(566,917)	505,159
Land	-	492,411	-	492,411
Installations, properties and equipment for use	10%	4,479,464	(2,449,557)	2,029,907
Security and communications systems	10%	223,422	(166,349)	57,073
Data processing systems	20% - 50%	2,305,524	(1,545,962)	759,562
Transportation systems	20%	56,676	(34,034)	22,642
Financial leasing of data processing systems	20% - 50%	2,818,799	(2,183,586)	635,213
Balance on December 31, 2013		11,448,372	(6,946,405)	4,501,967

Depreciation charges in 2014 amounted to R$ 1,056,389 thousand (2013 - R$ 1,018,239 thousand and 2012 - R$ 1,035,235 thousand).

We enter into finance lease agreements as a lessee for data processing equipment, which are recorded as leased equipment in property and equipment. According to this accounting method, both the asset and the obligation are recognized in the consolidated financial statements and the depreciation of the asset is calculated based on the same depreciation policy as for similar assets. See Note 38 for disclosure of the obligation.

    114     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Change in property and equipment by class

	R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems (1)	Transportation systems	Total
Balance on December 31, 2012	461,938	488,292	2,224,402	75,349	1,251,025	23,821	4,524,827
Additions	58,299	5,972	459,161	13,718	791,102	4,318	1,332,570
Write offs	(2,001)	(1,853)	(294,707)	(10,477)	(19,390)	(363)	(328,791)
Impairment	-	-	(6,356)	(1,521)	-	(523)	(8,400)
Depreciation	(13,077)	-	(352,593)	(19,996)	(627,962)	(4,611)	(1,018,239)
Balance on December 31, 2013	505,159	492,411	2,029,907	57,073	1,394,775	22,642	4,501,967
Additions	36,269	833	790,626	10,523	690,865	30,469	1,559,585
Write offs	(320)	(165)	(255,243)	(3,136)	(44,528)	(451)	(303,843)
Impairment	-	-	(802)	-	-	-	(802)
Depreciation	(13,283)	-	(359,384)	(16,738)	(659,538)	(7,446)	(1,056,389)
Balance on December 31, 2014	527,825	493,079	2,205,104	47,722	1,381,574	45,214	4,700,518

(1)   Includes financial leasing of data processing systems.

Bradesco 115

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

29)  Intangible assets and goodwill

a)   Change in intangible assets and goodwill by class

	R$ thousand
	Goodwill	Intangible assets
		Acquisition of banking rights (1)	Software (1)	Customer portfolio (1)	Others (1) (2)	Total
Balance on December 31, 2012	723,526	2,586,519	2,913,210	836,841	557,777	7,617,873
Additions	-	943,661	1,354,507	-	75,997	2,374,165
Impairment (3)	-	(18,721)	(29,987)	-	-	(48,708)
Amortization	-	(922,438)	(659,875)	(42,458)	(97,820)	(1,722,591)
Balance on December 31, 2013	723,526	2,589,021	3,577,855	794,383	535,954	8,220,739
Additions	-	285,325	911,566	-	73,389	1,270,280
Impairment (3)	-	(244)	(84,562)	-	-	(84,806)
Amortization	-	(848,162)	(801,061)	(42,460)	(184,615)	(1,876,298)
Balance on December 31, 2014	723,526	2,025,940	3,603,798	751,923	424,728	7,529,915

(1)      Rate of amortization: acquisition of banking rights - in accordance with contract agreement; software – 20% to 50%; Customer portfolio – up to 20%; and others – 20%;

(2)      “Others” mainly refers to rights related to the 2016 Olympic Games sponsorship program; and

(3)      Impairment losses were recognized because the recoverable amount of "acquisition of banking rights" and "software" is less than their carrying amount. Impairment losses were recognized in the consolidated statement of income, within “Other operating income/(expenses)”.

    116     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b) Composition of goodwill by segment

	R$ thousand
	December 31
	2014	2013
Banking	429,560	429,560
Insurance, pension and capitalization bonds	293,966	293,966
Total	723,526	723,526

The Cash Generation Units allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2014 nor in 2013.

The recoverable amount from the Banking Segment has been determined based on a value-in-use calculation. The calculation uses cash-flow predictions based on financial budgets approved by management, with a terminal growth rate of 8.0% p.a. The forecast cash flows have been discounted at a rate of 12.6% p.a.

The key assumptions described above may change as economic and market conditions change. The Organization estimates that reasonably possible changes in these assumptions within the current economic environment are not expected to cause the recoverable amount of either unit to decline below the carrying amount.

30)  Other assets

	R$ thousand
	December 31
	2014	2013
Foreign exchange transactions (1)	11,709,418	13,639,589
Debtors for guarantee deposits (2)	11,300,204	10,309,378
Sundry borrowers	2,960,115	2,402,859
Trade and credit receivables	2,042,977	2,123,553
Deferred selling expenses (insurance) – Note 35f	1,839,353	1,537,145
Negotiation and intermediation of securities	1,687,955	1,325,122
Interbank and interbranch receivables	1,010,056	1,468,385
Income receivable	1,005,321	1,020,782
Prepaid expenses	507,457	526,184
Others (3)	1,036,424	1,014,718
Total	35,099,280	35,367,715

(1)   Mainly refers to purchases in foreign currency made by the institution on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations;

(2)   Refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature; and

(3)   Includes basically trade and credit receivables, material supplies, other advances and payments to be reimbursed.

Bradesco 117

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

31)  Deposits from banks

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2014	2013
Demand deposits	940,997	986,310
Interbank deposits	641,205	963,855
Funding in the open market	219,359,890	185,055,358
Borrowings	15,218,591	15,230,854
Onlending	43,779,544	40,863,996
Total	279,940,227	243,100,373

32)  Deposits from customers

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2014	2013
Demand deposits	32,086,299	39,633,427
Savings deposits	92,154,815	80,717,805
Time deposits	85,790,391	95,866,825
Total	210,031,505	216,218,057

33)  Funds from securities issued

a)   Composition by type of security issued and location

	R$ thousand
	December 31
	2014	2013
Instruments Issued – Brazil:
Mortgage notes	404,915	604,105
Real estate credit notes	11,862,705	5,995,699
Agribusiness notes	8,570,579	4,371,017
Financial notes	54,961,063	35,208,325
Subtotal	75,799,262	46,179,146
Securities and bonds – Abroad:
Euronotes (1)	6,276,614	8,412,859
Securities issued through securitization – (item (b))	2,694,477	3,291,063
Subtotal	8,971,091	11,703,922
Structured operations certificates	260,046	-
Grand Total	85,030,399	57,883,068

 (1)   Issuance of securities in the foreign market for customers’ foreign exchange operations, export pre-financing, import financing and working capital financing, substantially in the medium and long terms.

    118     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Securities issued through securitization

Since 2003, the Organization uses certain arrangements to optimize its activities of funding and liquidity management by means of an Specific Purpose Entity (SPE). This SPE, which is called International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payor.

The long-term instruments issued by the SPE and sold to investors will be settled with funds from the payment orders flows. The Organization is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPE.

The funds deriving from the sale of current and future payment orders flows, received by the SPE, must be maintained in a specific bank account until they reach a given minimum level.

We show below the amounts of the securities issued by the SPE, which appear in the “Funding from issuance of securities” line item:

	R$ thousand
	Date of Issue	Amount of the transaction	Maturity	December 31
				2014	2013
Securitization of the future flow of payment orders received from abroad	6.11.2007	481,550	5.20.2014	-	38,861
	6.11.2007	481,550	5.20.2014	-	38,832
	12.20.2007	354,260	11.20.2014	-	75,287
	12.17.2009	133,673	11.20.2014	-	47,027
	3.06.2008	836,000	5.22.2017	646,002	818,320
	12.19.2008	1,168,500	2.20.2019	1,148,173	1,257,040
	12.17.2009	133,673	2.20.2017	90,137	118,406
	12.17.2009	89,115	2.20.2020	101,960	107,129
	8.20.2010	307,948	8.21.2017	250,772	307,512
	9.29.2010	170,530	8.21.2017	143,325	175,753
	11.16.2011	88,860	11.20.2018	107,432	124,119
	11.16.2011	133,290	11.22.2021	206,676	182,777
Total		4,378,949		2,694,477	3,291,063

Bradesco 119

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

34)  Subordinated debt

					R$ thousand
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	December 31
					2014	2013
In Brazil:
Subordinated CDB:

2014 (1)	6	-	R$	112.0% of CDI rate	-	1,695,101
				IPCA + (6.92% p.a.- 8.55% p.a.)
2015	6	1,274,696	R$	108.0% to 112.0% of CDI rate	2,677,464	2,321,721
2016	6	500	R$	IPCA + 7.1292% p.a.	952	833
2019	10	20,000	R$	IPCA + 7.76% p.a.	40,986	35,665
Financial notes:
				IGP-M rate + 6.3874% p.a.
				IPCA + (6.7017% p.a.- 6.8784% p.a.)
				Fixed rate of 13.0949% p.a.
2016	6	102,018	R$	108.0% to 110.0% of CDI rate	166,069	146,686
				100% of CDI rate + (1.2685%p.a.- 1.3656% p.a.)
				IGP-M rate + (5.7745% p.a.- 6.9588% p.a.)
				IPCA + (5.6030% p.a.- 7.5482% p.a.)
				Fixed rate of (11.7493% p.a.- 13.8609% p.a.)
2017	6	8,630,999	R$	104.0% to 112.5% of CDI rate	9,904,746	9,494,902
				100% of CDI rate + (0.7855%p.a.- 1.3061% p.a.)
				IGP-M rate + (4.0147% p.a.- 6.2626% p.a.)
				IPCA + (3.6712% p.a.- 6.2822% p.a.)
				Fixed rate of (9.3991% p.a.- 12.1754% p.a.)
2018	6	8,262,799	R$	105.0% to 112.0% of CDI rate	9,036,475	8,741,001
				IGP-M rate + (3.6320% p.a.- 4.0735% p.a.)
				IPCA + (3.2983% p.a.- 4.4268% p.a.)
				Fixed rate of (9.3207% p.a.- 10.3107% p.a.)
2019	6	21.858	R$	109.3% to 109.5% of CDI rate	26,148	23,599
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	Fixed rate + 13.1763% p.a.	72,358	63,491

    120     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

					R$ thousand
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	December 31
					2014	2013
				IGP-M rate + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a.- 7.3743% p.a.)	216,409	192,648
				100% of CDI rate + (1.0079%p.a.- 1.0412% p.a.)
				IGP-M rate + 4.17468% p.a.
				IPCA + (4.0262% p.a.- 6.1757% p.a.)
				Fixed rate of (10.1304% p.a.- 11.7550% p.a.)
2019	7	3,172,835	R$	110.5% to 112.2% of CDI rate	3,294,514	3,248,804
2020	7	1,700	R$	IPCA + 4.2620% p.a	2,036	1,831
2018	8	50,000	R$	IGP-M rate + 7.0670% p.a	82,323	74,087
				IGP-M rate + 5.8351% p.a.
				IPCA + (5.8950% p.a.- 6.3643% p.a.)
2019	8	12,735	R$	Fixed rate of 13.3381% p.a.	19,329	17,061
				IGP-M rate + 5.5341% p.a.
				IPCA + (3.9941% p.a.- 6.1386% p.a.)
				Fixed rate of (11.1291% p.a.- 11.8661% p.a.)
2020	8	28,556	R$	110.0% to 110.7% of CDI rate	37,726	33,616
2021	8	1,236	R$	IPCA + (3.7004% p.a.- 4.3419% p.a.)	1,486	1,341
2021	9	7,000	R$	111.0% of CDI rate	8,898	7,940
				IGP-M rate + (6.0358% p.a.- 6.6244% p.a.)
				IPCA + (5.8789% p.a.- 7.1246% p.a.)
				Fixed rate of 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	27,976	24,836
				IGP-M rate + (3.9270% p.a.- 4.2994% p.a.)
				IPCA + (4.1920% p.a.- 6.0358% p.a.)
				Fixed rate of (10.3489% p.a.- 12.4377% p.a.)
2022	10	54,143	R$	110.0% to 111.3% of CDI rate	70,401	62,974
				IGP-M rate + (3.5855% p.a.- 3.9984% p.a.)
				IPCA + (3.9292% p.a.- 4.962% p.a.)
2023	10	688,064	R$	Fixed rate of (10.6804% p.a.- 10.8971% p.a.)	810,721	740,605
CDB pegged to loans:
2015 to 2016	1 to 2	2,772	R$	100% of CDI rate	3,073	4,623
Subtotal in Brazil					26,500,090	26,933,365

Bradesco 121

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Abroad:

2014 (2)	10	-	Euro	Rate of 8.00% p.a.	-	735,167
2019	10	1,333,575	US$	Rate of 6.75% p.a.	2,021,595	1,780,224
2021	11	2,766,650	US$	Rate of 5.90% p.a.	4,339,415	3,826,416
2022	11	1,886,720	US$	Rate of 5.75% p.a.	2,960,566	2,609,831
Subtotal abroad					9,321,576	8,951,638

Overall total					35,821,666	35,885,003

(1)  Subordinated debt transactions that matured in November 2014; and

(2)  Subordinated debt transactions that matured in April 2014.

Legend:

CDB – Bank Deposit Certificate

CDI – Interbank Deposit Certificate

IPCA – Broad Consumer Price Index

DI-CETIP – Interbank rate published by the Centre for Securities Custody and Settlement

IGPM – General Market Price Index

    122     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

35)  Insurance technical provisions and pension plans

a)      Technical provisions by account

	R$ thousand
	Insurance (1)		Life and Pension (2)(3)		Total
	December 31		December 31		December 31
	2014	2013	2014	2013	2014	2013
Current and long-term liabilities
Mathematical provision for benefits to be granted	798,859	756,961	120,906,070	104,970,618	121,704,929	105,727,579
Mathematical provision for benefits granted	171,416	166,736	6,985,943	6,447,717	7,157,359	6,614,453
IBNR (Incurred But Not Reported) provision	1,606,139	1,480,775	1,056,832	1,185,020	2,662,971	2,665,795
Provision for unearned premiums	4,066,841	3,213,683	277,958	263,076	4,344,799	3,476,759
Provision for insurance claims to be settled	4,161,996	3,606,831	1,097,502	1,263,807	5,259,498	4,870,638
Provision for financial surplus	-	-	426,239	395,227	426,239	395,227
Other technical provisions	1,882,315	1,860,919	3,121,110	4,717,653	5,003,425	6,578,572
Total provisions	12,687,566	11,085,905	133,871,654	119,243,118	146,559,220	130,329,023

1.    “Other reserves” - Insurance basically refers to the technical reserves of the “personal health” portfolio;

2.    Includes personal insurance and pension plans; and

3.    “Other Technical Provisions” – the balance in Life and Pension Plans in 2013 primarily consisted of the following technical provisions: “Reserve for redemption and other amounts to be settled” (PVR); “Reserve for related expenses” (PDR); “complementary reserve for coverage” (PCC) and “other technical provision” (OPT). As described in note 2(n)(v) in compliance with SUSEP Circular Letter nº 462/13, the “Other Technical Reserves” balance was reversed in 2014, however, the principal cause of the change in value of this provision was the increase in the interest rate curve which reduced the value of the future obligations.

Bradesco 123

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Technical provisions by product

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2014	2013	2014	2013	2014	2013
Health	6,622,586	5,877,724	-	-	6,622,586	5,877,724
Auto / Liability Insurance	3,195,673	2,721,222	-	-	3,195,673	2,721,222
DPVAT (Personal Injury Caused by Automotive Vehicles) (1)	242,282	210,426	3,955	554,609	246,237	765,035
Life	-	-	6,258,042	5,089,719	6,258,042	5,089,719
Elementary lines (property/casualty)	2,627,025	2,276,533	-	-	2,627,025	2,276,533
Free Benefits Generating Plan - PGBL	-	-	22,907,179	21,453,632	22,907,179	21,453,632
Free Benefits Generating Life - VGBL	-	-	87,144,950	74,522,213	87,144,950	74,522,213
Traditional plans	-	-	17,557,528	17,622,945	17,557,528	17,622,945
Total technical provisions	12,687,566	11,085,905	133,871,654	119,243,118	146,559,220	130,329,023

(1)  In 2014, the management withdrew Bradesco Vida e Previdência S.A. from the DPVAT insurance consortiums.

c)   Technical provisions by aggregated products

	R$ thousand
	December 31
	2014	2013
Insurance – Vehicle, Elementary Lines, Life and Health	18,949,563	16,730,244
Insurance – Life with Survival Coverage (VGBL)	87,144,950	74,522,213
Pensions – PGBL and Traditional Plans	34,393,291	33,770,112
Pensions – Risk Traditional Plans	6,071,416	5,306,454
Total	146,559,220	130,329,023

    124     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)   Changes in the insurance and pension technical provisions

(i)            Insurance – Vehicle, General, Life, Health and Pension (Risk on Traditional Plans)

	R$ thousand
	Years ended December 31
	2014	2013
At the beginning of the year	22,036,698	20,473,609
(-) DPVAT insurance	(695,437)	(487,409)
Subtotal at beginning of the year	21,341,261	19,986,200
Additions, net of reversals	20,723,576	16,368,879
Payment of claims, benefits and redemptions	(17,973,611)	(15,666,853)
Additions on legal provision	(60,647)	(53,304)
Adjustment for inflation and interest	744,989	706,339
Subtotal at end of the year	24,775,568	21,341,261
(+) DPVAT insurance	245,411	695,437
Total at the Year-End	25,020,979	22,036,698

(ii)           Insurance – Life with Survival Coverage (VGBL)

	R$ thousand
	Years ended December 31
	2014	2013
At the beginning of the year	74,522,213	65,486,891
Receipt of premiums net of fees	19,951,708	18,616,864
Payment of benefits	(15,824)	(13,037)
Payment of redemptions	(12,682,365)	(12,201,838)
Adjustment for inflation and interest	6,607,823	3,026,956
Others	(1,238,605)	(393,623)
Total at the Year-End	87,144,950	74,522,213

(iii)       Pensions – PGBL and Traditional Plans

	R$ thousand
	Years ended December 31
	2014	2013
At the beginning of the year	33,770,112	32,808,220
Receipt of contributions net of fees	2,136,712	2,100,389
Payment of benefits	(532,903)	(473,760)
Payment of redemptions	(2,142,511)	(1,541,817)
Adjustment for inflation and interest	2,615,983	1,847,372
Others	(1,454,102)	(970,292)
Total at the Year-End	34,393,291	33,770,112

Bradesco 125

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)   Guarantees for the technical provisions

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2014	2013	2014	2013	2014	2013
Total technical reserves	12,687,566	11,085,905	133,871,654	119,243,118	146,559,220	130,329,023
(-) Loading on insurance sales – guarantee extension	(270,631)	(213,353)	-	-	(270,631)	(213,353)
(-) Portion corresponding to contracted reinsurance	(871,011)	(841,829)	(12,612)	(6,048)	(883,623)	(847,877)
(-) Deposits retained at IRB and court deposits	(2,318)	(2,330)	-	(54,704)	(2,318)	(57,034)
(-) Receivables	(891,065)	(775,873)	-	-	(891,065)	(775,873)
(-) Unearned premium reserve - Health insurance (1)	(949,029)	(774,247)	-	-	(949,029)	(774,247)
(-) Reserves from DPVAT agréments (2)	(236,239)	(203,994)	-	(550,668)	(236,239)	(754,662)
To be insured	9,467,273	8,274,279	133,859,042	118,631,698	143,326,315	126,905,977

Investment fund quotas (VGBL and PGBL) (3)	-	-	107,894,380	93,443,359	107,894,380	93,443,359
Investment fund quotas (excluding VGBL and PGBL)	7,980,702	6,155,469	20,080,415	20,251,406	28,061,117	26,406,875
Government securities	5,046,582	3,486,879	10,228,007	5,281,167	15,274,589	8,768,046
Private securities	105,943	101,109	173,684	194,651	279,627	295,760
Equities	2,956	5,029	1,296,157	1,048,629	1,299,113	1,053,658
Total guarantees of technical reserves	13,136,183	9,748,486	139,672,643	120,219,212	152,808,826	129,967,698

(1) In accordance with Article 4 of ANS Resolution n° 314/12, the insurance entity is not required to hold assets to guarantee this Unearned Premium Reserve relating to the health insurance business;

(2) In 2014, the management withdrew Bradesco Vida e Previdência S.A. from the DPVAT insurance consortiums; and

(3) The “VGBL” and “PGBL” mutual funds were consolidated in the consolidated financial statements.

    126     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)    Changes in deferred selling expenses (insurance assets)

	R$ thousand
	Years ended December 31
	2014	2013
At the beginning of the year	1,537,145	1,205,089
Additions	1,853,617	1,592,919
Reversals	(1,551,409)	(1,260,863)
Total at the Year-End	1,839,353	1,537,145

g)   Changes in reinsurance assets

	R$ thousand
	Years ended December 31
	2014	2013
At the beginning of the year	945,728	888,541
Additions	487,448	372,423
Reversals	(258,586)	(237,010)
Recovered insurance losses	(135,708)	(106,580)
Adjustment of inflation and interest	17,537	22,578
Others	(18,765)	5,776
Total at the Year-End	1,037,654	945,728

h)   Claim information

The purpose of the table below is to show the inherent insurance risk, comparing the insurance claims paid with their provisions. Starting from the year in which the claim was reported, the upper part of the table shows the changes in the provision over the years. The provision varies as more precise information concerning the frequency and severity of the claims is obtained. The lower part of the table shows the reconciliation of the amounts with the amounts presented in the financial statements.

Bradesco 127

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Insurance, Vehicle/RCF and Elementary Lines – Claims, gross reinsurance(1)

	R$ thousand
		Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Amount estimated for the claims
• In the year of notification	2,023,548	1,697,160	1,701,439	1,152,371	2,058,559	2,414,674	2,647,298	3,134,409	3,020,829	3,708,479	-
• One year after notification	1,955,138	1,626,143	1,638,346	1,108,270	2,037,365	2,394,609	2,626,356	3,035,716	2,848,361	-	-
• Two years after notification	1,921,320	1,600,359	1,596,899	1,088,069	2,018,329	2,387,075	2,604,738	3,021,698	-	-	-
• Three years after notification	1,912,062	1,603,521	1,593,526	1,094,795	2,015,921	2,403,020	2,604,061	-	-	-	-
• Four years after notification	1,918,314	1,597,707	1,598,083	1,102,364	2,046,000	2,418,649	-	-	-	-	-
• Five years after notification	1,925,223	1,605,888	1,600,766	1,102,595	2,044,644	-	-	-	-	-	-
• Six years after notification	1,926,098	1,612,902	1,608,667	1,127,609	-	-	-	-	-	-	-
• Seven years after notification	1,931,580	1,623,910	1,601,931	-	-	-	-	-	-	-	-
• Eight years after notification	1,945,495	1,626,669	-	-	-	-	-	-	-	-	-
• Nine years after notification	1,966,368	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2014)	1,966,368	1,626,669	1,601,931	1,127,609	2,044,644	2,418,649	2,604,061	3,021,698	2,848,361	3,708,479	22,968,469
Payments of claims	(1,897,949)	(1,597,870)	(1,579,596)	(983,068)	(1,986,664)	(2,324,678)	(2,502,431)	(2,725,860)	(2,575,514)	(2,625,649)	(20,799,279)
Outstanding Claims	68,419	28,799	22,335	144,541	57,980	93,971	101,630	295,838	272,847	1,082,830	2,169,190

    128     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Insurance, Vehicle/RCF and Elementary Lines – Claims, net reinsurance(1)

	R$ thousand
	Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Amount estimated for the claims
• In the year of notification	1,725,277	1,464,086	1,421,768	859,651	1,791,249	2,260,194	2,440,426	2,804,706	2,815,311	3,523,133	-
• One year after notification	1,675,830	1,415,281	1,385,711	846,124	1,773,092	2,235,404	2,417,095	2,695,513	2,648,135	-	-
• Two years after notification	1,635,350	1,413,371	1,381,949	835,214	1,766,152	2,232,926	2,401,407	2,696,091	-	-	-
• Three years after notification	1,639,187	1,417,612	1,379,442	844,636	1,769,942	2,251,003	2,418,057	-	-	-	-
• Four years after notification	1,653,212	1,417,980	1,386,605	850,115	1,791,739	2,268,293	-	-	-	-	-
• Five years after notification	1,670,356	1,429,154	1,392,108	857,121	1,797,090	-	-	-	-	-	-
• Six years after notification	1,686,295	1,437,203	1,401,024	868,958	-	-	-	-	-	-	-
• Seven years after notification	1,693,861	1,448,422	1,404,940	-	-	-	-	-	-	-	-
• Eight years after notification	1,707,860	1,453,221	-	-	-	-	-	-	-	-	-
• Nine years after notification	1,728,217	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2014)	1,728,217	1,453,221	1,404,940	868,958	1,797,090	2,268,293	2,418,057	2,696,091	2,648,135	3,523,133	20,806,135
Payments of claims	(1,694,789)	(1,431,528)	(1,389,031)	(842,352)	(1,757,979)	(2,208,905)	(2,341,459)	(2,595,382)	(2,475,316)	(2,572,626)	(19,309,367)
Outstanding Claims	33,428	21,693	15,909	26,606	39,111	59,388	76,598	100,709	172,819	950,507	1,496,768

Bradesco 129

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life – Insurance claims, gross reinsurance(1)

	R$ thousand
	Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Amount estimated for the claims
• In the year of notification	816,255	624,866	778,085	819,262	885,177	997,287	1,183,335	1,228,706	1,303,216	1,326,708	-
• One year after notification	778,352	608,403	766,642	829,831	909,937	1,006,142	1,180,974	1,219,349	1,295,013	-	-
• Two years after notification	755,274	590,246	772,788	845,582	926,808	1,012,326	1,181,021	1,229,698	-	-	-
• Three years after notification	747,555	586,480	776,168	841,047	920,827	1,002,115	1,189,829	-	-	-	-
• Four years after notification	738,165	590,823	779,660	838,726	927,503	1,013,162	-	-	-	-	-
• Five years after notification	738,659	583,930	773,646	836,488	937,744	-	-	-	-	-	-
• Six years after notification	734,144	580,137	778,029	837,591	-	-	-	-	-	-	-
• Seven years after notification	725,395	581,401	753,092	-	-	-	-	-	-	-	-
• Eight years after notification	720,079	580,600	-	-	-	-	-	-	-	-	-
• Nine years after notification	722,823	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2014)	722,823	580,600	753,092	837,591	937,744	1,013,162	1,189,829	1,229,698	1,295,013	1,326,708	9,886,260
Payments of claims	(703,607)	(557,652)	(711,388)	(803,171)	(876,792)	(935,684)	(1,097,714)	(1,118,100)	(1,132,908)	(855,658)	(8,792,674)
Outstanding Claims	19,216	22,948	41,704	34,420	60,952	77,478	92,115	111,598	162,105	471,050	1,093,586

    130     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life – Insurance claims, net reinsurance(1)

	R$ thousand
	Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Amount estimated for the claims
• In the year of notification	816,255	624,866	778,085	819,262	885,177	997,287	1,183,335	1,228,706	1,303,216	1,326,708	-
• One year after notification	778,352	608,403	766,642	829,831	909,937	1,006,142	1,180,974	1,219,349	1,295,013	-	-
• Two years after notification	755,274	590,246	772,788	845,582	926,808	1,012,326	1,181,021	1,229,698	-	-	-
• Three years after notification	747,555	586,480	776,168	841,047	920,827	1,002,115	1,189,829	-	-	-	-
• Four years after notification	738,165	590,823	779,660	838,726	927,503	1,013,162	-	-	-	-	-
• Five years after notification	738,659	583,930	773,646	836,488	937,744	-	-	-	-	-	-
• Six years after notification	734,144	580,137	778,029	837,591	-	-	-	-	-	-	-
• Seven years after notification	725,395	581,401	753,092	-	-	-	-	-	-	-	-
• Eight years after notification	720,079	580,600	-	-	-	-	-	-	-	-	-
• Nine years after notification	722,823	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2014)	722,823	580,600	753,092	837,591	937,744	1,013,162	1,189,829	1,229,698	1,295,013	1,326,708	9,886,260
Payments of claims	(703,607)	(557,652)	(711,388)	(803,171)	(876,792)	(935,684)	(1,097,714)	(1,118,100)	(1,132,908)	(855,658)	(8,792,674)
Outstanding Claims	19,216	22,948	41,704	34,420	60,952	77,478	92,115	111,598	162,105	471,050	1,093,586

(1)    The claims table does not include the products Health and Dental insurance – R$ 1,958,593 thousand, DPVAT insurance – R$ 72,397 thousand, Retrocession – R$ 81,830 thousand and salvage and reimbursement estimates - R$ (116,099) thousand.

Bradesco 131

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

36)  Supplemental pension plans

Bradesco and its subsidiaries sponsor an unrestricted benefit pension plan (PGBL) for employees and directors which is a private defined contribution pension plan that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions to be invested in an Exclusive Investment Fund (FIE).

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM - Bradesco Asset Management S.A. The Securities Dealer Company (DTVM) is responsible for the financial management of FIE.

The PGBL Supplementary Pension Plan was reformulated in October 2014, with contributions from employees and directors of Bradesco and its subsidiaries equal to at least 4% of their salaries. Contributions from Bradesco and its subsidiaries increased from 4% to 5% of salary, plus the percentage destined for death and disability coverages. The contributions concerning participants who in 2001 chose to migrate from the benefit plan defined for PGBL were maintained at the same levels of the previous benefit plan.

Actuarial obligations of the defined contribution plan (PGBL) are fully covered by the plan assets of the corresponding FIE.

Contributions to the PGBL plan in 2014 totaled R$ 622,807 thousand (2013 - R$ 622,160 thousand).

In addition to the aforementioned plan (PGBL), participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the plan. For participants of the defined benefit plan, whether they migrated to the PGBL plan or not, for retirees and pensioners, the present value of the actuarial plan obligation is fully covered by the plan assets.

Banco Alvorada S.A. (successor from the of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Banco Bradesco BBI S.A. (formally Banco BEM S.A.) sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof).

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada do Banco do Estado do Ceará (Cabec), exclusively to former employees of Banco BEC S.A.

On December 31 of each year we conduct an assessment of the plans of our subsidiaries Alvorada, BBI and Bradesco. IAS 19 establishes that the employer must recognize prospectively the surplus or deficit of its defined benefit plans and post-retirement plans as an asset or an obligation in its consolidated statement of financial position, and must recognize the changes in the financial condition during the year in which the changes occurred, in profit or loss.

In 2012, in accordance with the requirements of IAS 19 – Employee Benefits, Bradesco and its subsidiaries, as sponsors of these plans, taking into consideration the economic and actuarial study, recalculated their actuarial commitments using the real interest rate that reflected the new real interest rate scenario and recognised their obligations in the financial statements as appropriate.

    132    IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Alvorada, BBI and Bradesco Plans
	Years ended December 31
	2014	2013
(i) Projected benefit obligations:
At the beginning of the year	1,082,613	1,389,605
Cost of current service	641	1,649
Interest cost	127,082	117,071
Participant’s contribution	2,162	1,493
Actuarial gains/(losses)	60,621	(330,686)
Benefit paid	(90,358)	(96,519)
At the end of the year	1,182,761	1,082,613

(ii) Plan assets comprise:
At the beginning of the year	995,591	1,137,588
Expected returns	154,209	(54,668)
Contributions received:
Employer	9,032	7,697
Employees	2,162	1,493
Benefits paid	(90,358)	(96,519)
At the end of the year	1,070,636	995,591

(iii) Financial position:
Plans in deficit	(112,125)	(108,819)
Plans in surplus	-	21,797
Net balance	(112,125)	(87,022)

The net cost/(benefit) of the pension plans recognized in the consolidated statement of income includes the following components:

	R$ thousand
	Alvorada, BBI and Bradesco Plans
	Years ended December 31
	2014	2013	2012
Projected benefit obligations:
Cost of service	641	1,649	(370)
Cost of interest on actuarial obligations	127,082	117,071	102,939
Expected returns from the assets of the plan	(116,965)	(95,573)	(106,983)
Net periodic cost/ (benefit)	10,758	23,147	(4,414)

The accumulated obligations of the pension plans are included in “Other Liabilities”, in our consolidated statement of financial position.

Bradesco 133

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Benefit obligations and net periodic benefit cost for the years 2014 and 2013 for our subsidiaries, were determined using the following assumptions:

	December 31
	2014	2013
Discount rate (1)	11.7%	12.2%
Expected long-term rate of return on the assets	11.7%	12.2%
Increase in salary levels	5.2%	5.4%

(1)    In 2014, considering an inflation rate of 5.2% p.a. and a real discount rate of 6.2% p.a. (2013 – 5.4% and 6.5% p.a., respectively).

The long-term rate of return on plan assets is based on the following:

•     Medium- to long-term expectations of the asset managers; and

•     Public and private securities, with short to long-term maturities which represent a significant portion of the investment portfolios of our subsidiaries, the return on which is higher than inflation plus interest.

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	Assets of the Alvorada Plan		Assets of the BBI Plan		Assets of the Bradesco Plan
	December 31		December 31		December 31
	2014	2013	2014	2013	2014	2013
Asset categories
Marketable equity securities	-	-	12.6%	12.8%	-	-
Public and private securities	85.9%	89.4%	83.0%	82.4%	0.2%	-
Mutual funds	4.3%	3.7%	0.8%	0.7%	94.5%	93.9%
Properties	8.3%	5.0%	-	-	3.6%	3.4%
Other	1.5%	1.9%	3.6%	4.1%	1.7%	2.7%
Total	100.00%	100.0%	100.0%	100.0%	100.0%	100.0%

    134     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Below is the sensitivity analysis of the benefit plan obligations, showing the impact on the actuarial exposure (11.7% p.a.) assuming a 1 b.p. change in the discount rate:

Discount rate	Sensitivity analysis	Effect on actuarial liabilities	Effect on the present value of obligations
12.7%	Increase of 1 b.p.	decrease	(111,950)
10.7%	Decrease of 1 b.p.	increase	132,811

37)  Other provisions

a)      Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws nº 2445/88 and nº 2449/88, regarding the payment that exceeded the amount due under Supplementary Law nº 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)      Contingent liabilities and tax and social security obligations

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, where the loss is deemed probable.

Management considers that the provision is sufficient to cover losses generated by the respective lawsuits.

Liability related to litigation is held until the conclusion to the lawsuit, represented by judicial decisions, with no further appeals or due to the statute of limitation.

                  I -       Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid overtime, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

                 II -       Civil proceedings

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Bradesco 135

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not cause significant impact on Bradesco Organization’s financial position.

It is worth mentioning the significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances is due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits on cognizance stage, until the Court issues a final decision on the right under litigation.

c)      Tax and social security obligations

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

- PIS and COFINS – R$ 1,818,412 thousand (2013 - R$ 2,474,009 thousand): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law nº 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

- INSS Autonomous Brokers – R$ 1,531,540 thousand (2013 - R$ 1,313,647): discussing the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law nº 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law nº 8212/91, as new wording in Law nº 9876/99;

- IRPJ/Credit Losses - R$ 2,059,542 thousand (2013 - R$ 1,756,396 thousand): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless if they comply with the terms and conditions provided for in Articles 9 to 14 of Law nº 9430/96 that only apply to temporary losses;

-PIS – EC 17/97 - R$ 321,748 thousand: for the period from July 1997 to February 1998, request to calculate and pay PIS contributions as established by LC 07/70 (PIS Repique) and not as established by EC 17/97 (PIS on Gross Operating Income); and

- PIS - R$ 320,067 thousand (2013 - R$ 310,127 thousand): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i.e., gross operating income, as defined in the income tax legislation – (set out in Article 44 of Law nº 4506/64), which excludes interest income.

    136     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)      Changes in other provision

	R$ thousand
	Labor	Civil	Tax and Social Security
Balance on December 31, 2012	2,480,937	3,712,976	14,827,196
Indexation charges	300,180	338,571	853,502
Additions, net of reversals	633,802	768,702	(1,762,161)
Payments (1)	(905,596)	(1,006,678)	(6,488,854)
Balance on December 31, 2013	2,509,323	3,813,571	7,429,683
Indexation charges	310,580	363,847	475,589
Additions, net of reversals	1,169,873	577,237	(572,621)
Payments	(1,284,413)	(817,064)	(111,204)
Balance on December 31, 2014	2,705,363	3,937,591	7,221,447

(1)         The write-offs of claims due to the adhesion to the tax liability installment and cash payment program are included in "Other liabilities - tax and social security” (Law 12,865/13).

e)      Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$ 1,840,272 thousand (2013 - R$ 1,434,155 thousand) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$ 4,264,479 thousand (2013 - R$ 1,567,042 thousand); c) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$ 1,034,018 thousand (2013 - R$ 526,261 thousand); d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2010, and differences in depreciation and operating expenses and income, amounting to R$ 1,226,665 thousand (2013 - R$ 460,380 thousand); and e) IRPJ, CSLL, PIS and COFINS deficiency note, amounting to R$ 348,129 thousand (2013 - R$ 323,697 thousand), on alleged tax-exempt gain, when BOVESPA shares were merged into Nova Bolsa (BM&FBOVESPA), in 2008; f) IRPJ and CSSL, amounting to R$ 378,664 thousand relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

Bradesco 137

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

38)  Other liabilities

	R$ thousand
	December 31
	2014	2013
Financial liabilities
Credit card transactions (1)	18,094,072	16,781,768
Foreign exchange transactions (2)	11,261,026	13,535,506
Capitalization bonds	6,707,862	5,900,088
Negotiation and intermediation of securities	2,763,658	2,191,193
Liabilities for acquisition of assets – financial leasing (38 a)	898,248	1,115,429

Other liabilities
Provision for payments	5,656,677	5,011,882
Third party funds in transit (3)	5,888,405	6,717,566
Sundry creditors	3,930,699	1,729,016
Corporate and statutory obligations	3,105,276	2,470,871
Liabilities for acquisition of assets and rights	1,054,651	1,248,129
Other taxes payable	982,897	1,192,966
Others	8,842,238	5,426,991
Total	69,185,709	63,321,405

(1)      Refers to amounts payable to merchants;

(2)      Mainly refers to the institution’s sales in foreign currency to customers and its right’s in domestic currency, resulting from exchange sale operations; and

(3)      Mainly refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas.

a)     Composition by maturity of financial leasing and details of operational leases

	R$ thousand
	December 31
	2014	2013
Due within one year	497,011	442,368
From 1 to 2 years	316,872	372,729
From 2 to 3 years	84,365	240,012
From 3 to 4 years	-	60,320
Total	898,248	1,115,429

Total non-cancellable minimum future payments due on operational lease on December 31, 2014 are R$ 4,372,601 thousand, of which R$ 622,861 thousand is due within 1 year, R$ 2,178,951 thousand between 1-5 years and R$ 1,570,789 thousand with more than 5 years.

    138     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

39)  Equity

a)         Capital and shareholders’ rights

i.    Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	December 31
	2014	2013
Ordinary	2,103,637,129	2,103,637,129
Preferred	2,103,636,910	2,103,636,910
Subtotal	4,207,274,039	4,207,274,039
In treasury (common)	(2,898,610)	(2,898,610)
In treasury (preferred)	(8,984,870)	(7,866,270)
Total outstanding	4,195,390,559	4,196,509,159

ii.   Changes in capital stock, in number of shares

	Common	Preferred	Total
Number of shares outstanding on December 31, 2012 (1)	2,100,738,519	2,098,371,540	4,199,110,059
Shares acquired and not cancelled	-	(2,600,900)	(2,600,900)
Number of shares outstanding on December 31, 2013	2,100,738,519	2,095,770,640	4,196,509,159
Shares acquired and not cancelled	-	(1,118,600)	(1,118,600)
Number of shares outstanding on December 31, 2014	2,100,738,519	2,094,652,040	4,195,390,559

(1) All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Board of Directors’ Meeting  of March 11, 2013 in proportion of one new share for every 10 shares held.

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco’s annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Organization has no obligation that is exchangeable for or convertible into shares of capital. As a result, its diluted earnings per share is the same as the basic earnings per share.

In occurring any operation that changes the number of shares, simultaneously with the transaction in the Brazilian Market, and with the same timeframes, an identical procedure is adopted in the International Market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

Treasury shares are recorded at cost, which is approximately equivalent to the market prices on the date they are acquired. Cancellation of treasury shares is recorded as a reduction of unappropriated retained earnings. Treasury shares are acquired for subsequent sale or cancellation.

b)   Reserves

Capital reserve

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders´ shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Bradesco 139

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual statutory net income, after absorption of accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or to absorb losses, but cannot be distributed in the form of dividends.

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Organization’s active operations and may be formed by up to 100% of net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders’ Meeting, with the accumulated value limited to 95% of the Organization’s paid-in capital share amount.

c)   Dividends (including interest on equity)

Dividends are based on the net income as determined in the financial statements prepared in accordance with Brazilian generally accepted accounting principles (BR GAAP) applicable to financial institutions authorized to operate by the Central Bank of Brazil. The dividends are paid in Reais and can be converted into US dollars and remitted to shareholders abroad, provided that the equity participation of the non-resident shareholder is registered with the Central Bank of Brazil, Brazilian companies may pay interest on equity to shareholders based on the net equity and treat these payments as deductible expenses in the Brazilian income tax and social contribution calculations. The interest cost is treated for accounting purposes as a deduction from equity in a manner similar to dividends. Withholding income tax is levied and paid at the time that the interest on equity is paid to the shareholders.

In 2014 the Organization distributed dividends (including interest on equity) of R$ 5,054,580 thousand, being attributed to the shareholders, the amount per share of R$ 1.15 for common shares and R$ 1.26 for preferred shares (2013 - R$ 4,077,908 thousand, R$ 0.93 for ordinary shares and R$ 1.02 for preferred shares).

40)  Transactions with related parties

Related party transactions are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations.

The principal shareholders of Bradesco are Cidade de Deus Companhia Comercial de Participações and Fundação Bradesco. Fundação Bradesco is a not-for-profit entity that for more than 40 years, has been helping to develop the potential of children and youngsters by means of schools in disadvantaged regions.

    140     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The main transactions with related parties are presented as follows:

	R$ thousand
	December 31
	2014	2013
Assets
Loans and advances to banks	101,025	84,216
Crediare S.A. Crédito Financiamento e Investimento - Joint venture	101,025	84,216
Other assets	6,754	7,739
Cia. Brasileira de Soluções e Serviços – Alelo - Joint venture	3,492	6,387
Crediare S.A. Crédito Financiamento e Investimento - Joint venture	3,262	1,352
Liabilities and Equity
Deposits from customers	(157,540)	(265,046)
Cidade de Deus Companhia Comercial de Participações - Holding	(59,946)	(61,342)
Key Management Personnel	(92,832)	(98,461)
Fidelity Processadora e Serviços S.A. – Associates	(316)	(92,873)
Others associates	(4,446)	(12,370)
Funds from securities issued	(1,151,105)	(1,543,906)
Cia. Brasileira de Soluções e Serviços - Alelo - Joint venture	-	(110,180)
Brasileira de Meios de Pagamento – (“Cielo”) – Associates	(6,735)	(20,592)
Cidade de Deus Companhia Comercial de Participações - Holding	(290,413)	(657,308)
Key Management Personnel	(711,594)	(718,298)
Fidelity Processadora e Serviços S.A. – Associates	(76,996)	-
Others associates	(65,367)	(37,528)
Subordinated debt	-	(754)
Fundação Bradesco – Holding	-	(754)
Corporate and statutory obligations	(1,019,589)	(724,226)
Cidade de Deus Companhia Comercial de Participações - Holding	(750,925)	(533,391)
Fundação Bradesco - Holding	(268,664)	(190,835)
Other liabilities	(9,534)	(2,213)
Fidelity Processadora e Serviços S.A. – Associates	(9,534)	(2,213)

	R$ thousand
	Years ended December 31
	2014	2013	2012
Revenues and expenses
Net Interest income	(164,134)	(114,707)	(64,015)
Crediare S.A. Crédito Financiamento e Investimento - Joint venture	9,581	7,033	10,023
Cidade de Deus Companhia Comercial de Participações - Holding	(34,997)	(31,128)	(207)
Fundação Bradesco - Holding	(27)	(56)	(1,625)
Key Management Personnel	(81,337)	(59,616)	(63,296)
Others associates	(57,354)	(30,940)	(8,910)
Other revenues	43,663	29,936	39,501
Cia. Brasileira de Meios de Pagamento (“Cielo”) – Associates	34,538	-	-
Cia. Brasileira de Soluções e Serviços - Alelo - Joint venture	9,125	29,936	39,501
Other expenses	(112,029)	(120,623)	(117,222)
Fidelity Processadora e Serviços S.A. – Associates	(109,896)	(118,577)	(115,403)
Others associates	(2,133)	(2,046)	(1,819)

Bradesco 141

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

a) Remuneration of key management personnel

The following is established each year at the Annual Shareholders’ Meeting:

•      The annual grand total amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•      The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2014, the maximum amount of R$ 355,100 thousand (2013 - R$ 337,100 thousand) was set for Management compensation and R$ 354,600 thousand (2013 - R$ 332,100 thousand) to finance defined contribution pension plans. The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution nº 3921/10, which sets forth a management compensation policy for financial institutions.

Short-term benefits for management

	R$ thousand
	Years ended December 31
	2014	2013	2012
Salaries	319,743	326,132	336,912
INSS contributions	71,611	73,123	75,510
Total	391,354	399,255	412,422

Post-employment benefits

	R$ thousand
	Years ended December 31
	2014	2013	2012
Defined contribution supplementary pension plans	322,726	322,926	324,132
Total	322,726	322,926	324,132

The Organization has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key management personnel.

Other information

a)   Under current law, financial institutions are not allowed to grant loans or advances to:

(i)      Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

(ii)     Individuals or corporations that own more than 10% of their capital; and

(iii)    Corporations in which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10% of equity.

    142     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Therefore, no loans or advances are granted by the financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

b)   Equity participation

Together, members of the Board of Directors and Board of the Executive Officers had the following shareholding in Bradesco:

	December 31
	2014	2013
Ordinary shares	0.7%	0.7%
Preferred shares	1.0%	1.0%
Total shares (1)	0.9%	0.9%

(1)  In 2014, direct and indirect shareholding of the members of Board of Directors and Board of Executive Officers totaled 3.0% of ordinary shares, 1.1% of preferred shares and 2.0% of all shares (2013 – 3.1% of ordinary shares, 1.1% of preferred shares and 2.1% of all shares).

41)  Off-balance sheet commitments

The table below summarizes the total risk represented by off-balance sheet commitments, based on the final maturity:

	R$ thousand
	December 31
	2014	2013
Commitments to extend credit (1)	182,514,948	157,805,486
Financial guarantees (2)	72,069,547	67,586,244
Letters of credit for imports	304,917	735,505
Total	254,889,412	226,127,235

(1)     Includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and

(2)     Refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly-liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as other credit operations. Standby letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to customer credit evaluation by the management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other credit operations.

Bradesco 143

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

42)  New standards and amendments and interpretations of existing standards

a)   Standards, amendments and interpretations of existing standards

•      Amendment to IAS 32 - Financial Instruments: Presentation - This amendment clarifies the concept of offsetting of financial instruments in the consolidated statement of financial position.

•      Amendment of IFRS 10, 12 and IAS 27 - Consolidated financial statements, disclosure of interests in other entities and separate Financial Statements - includes new requirements for investment entities that have investments in funds in order to obtain a return of capital appreciation and / or investment income.

•      Amendment to IAS 36 - Impairment of Assets - This change includes new disclosure requirements regarding measurements of the recoverable amounts of assets, mainly due to the adoption of IFRS 13 - Fair Value Measurement.

b)   Standards, amendments and interpretations of existing standards in future periods

•      IFRS 9 Financial Instruments: Recognition and Measurement – The principal changes in IFRS 9 in comparison with IAS 39 are: (i) all of the financial assets are initially measured at fair value ; (ii) the standard divides all of the financial assets that are presently within the scope of IAS 39 into two measurement types: amortized cost and fair value; (iii) the categories of available for sale and held to maturity of IAS 39 were eliminated; and (iv) the concept of built-in derivatives of IAS 39 was eliminated by the concepts of IFRS 9.

•      IFRS 15 – Revenue from Contracts with Customers – requires that revenue is recognized so as to reflect the transfer of goods or services to the client for an amount that represents the company’s expectation of having rights to these goods or services by way of consideration. IFRS 15 replaces IAS 18, IAS 11, and related interpretations (IFRICS 13, 15 and 18), and shall be applicable from January 1, 2017. Any possible impacts arising from adopting these changes are being assessed.

•      IAS 19 (R1) – Employee Benefits – the entity should take into account the contributions by employees and third parties in the recording of defined benefit plans. It is effective for years beginning after July 1, 2014 and its early adoption is allowed by IASB. No material impacts arising from this change were identified for the consolidated financial statements.

c)   Other standards, amendments and interpretations

  On May, 2014, Law no 12973/14 was published, which converted Provisional Measure no 627/13. This Law amends the Federal Tax Legislation regarding Corporate Income Tax - IRPJ, the Social Contribution on Net Profits - CSLL, the Contribution to PIS/PASEP and the Contribution to the Social Security Financing - COFINS. These are the main issues contemplated by Law no 12973/14:

•       revocation of the Transition Tax System (RTT), controlling the adjustments arising from new accounting methods and criteria following the alignment of Brazilian accounting rules to the international standards;

•     taxation of companies domiciled in Brazil, for increases in the equity of overseas subsidiaries and unconsolidated companies resulting from profit in these entities;

•     special installment payment of PIS/PASEP and COFINS Contributions.

The aforementioned Law was regulated through Normative Instructions nos 1,515/14 and 1,520/14. Our assessment shows that there will be no significant future impacts on our Consolidated Financial Statements.

    144     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

  On January, 2015, Law no 13097/15 was published, which converted Provisional Measure no 656/14. Among other things, this legislation changes the limits on the deductibility criteria for credit losses on contracts past-due after October 8, 2014 (Article 9 of Law no 9430/96). The limits remain the same for contracts past-due held until October 7, 2014.

43)  Other information

The Organization sponsors structured entities through administration of investment funds and portfolio that in December 31, 2014 the net assets totalized R$ 488,730,084 thousands (2013 – R$ 435,363,444 thousands) of which R$ 173,174,851 thousands (2013 - R$ 153,665,675 thousands) were consolidated by the Organization, as it has the control over these funds, as defined by IFRS 10. The total interest received by this management of funds and portfolios, non consolidated, was R$ 1,168,787 thousands mil (2013 – R$ 830,320 thousands and 2012 – R$ 842,767 thousands).

44)  Subsequent events

There were no other events after the reporting period that need to be adjusted or disclosed in these consolidated financial statements as at December 31, 2014.

Bradesco 145

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For further information, please contact:

Board of Executive Officers

Luiz Carlos Angelotti

Managing Director and Investor Relations Officer
Phone: (11) 3681-4011

Fax: (11) 3684-4630

4000.diretoria@bradesco.com.br

Market Relations Department
Carlos Wagner Firetti

Phone: (11) 2178-6201

Fax: (11) 2178-6215

Avenida Paulista, 1.450 – 1º andar

CEP 01310-917 – São Paulo-SP

Brazil

www,bradesco.com.br/ir

    146     IFRS – International Financial Reporting Standards – 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 31, 2015

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.